

DOC
LISTED
NYSE

20 22 | ANNUAL REPORT

PHYSICIANS REALTY TRUST | 10 YEARS

—— Invest in better.® ——



Governor Tommy G. Thompson
Chairman, Board of Trustees

John T. Thomas
President & Chief Executive Officer

A Year to be
Smart, Strong, & Steadfast

Dear Shareholders,

2022 required Physicians Realty Trust (NYSE: DOC) to be exceptionally smart, focus on our strengths, and remain steadfast in our commitment to our core values of **C.A.R.E.**: **C**ollaborate and Communicate, **A**ct with Integrity, **R**espect the Relationship, and **E**xecute Consistently.



Corporate Headquarters | Milwaukee, WI

In a year marked by inflation and rising interest rates, our Total Shareholder Return ("TSR") outperformed our health care REIT peer group and the MSCI U.S. REIT Index ("RMZ"). We capitalized on strategic portfolio opportunities, which translated into an increase in our cash net operating income for the ninth consecutive year. Similarly, our talented team carefully managed capital expenditures and remained disciplined in controlling general and administrative costs. These measures resulted in our highest Funds Available for Distribution ("FAD") in company history, from $219 million in 2021 to $242 million in 2022.[1]

DOC ended 2022 with our balance sheet in a position of strength, with debt representing only 30% of our Gross Assets. Because we have always managed our capital structure carefully, only $298 million of our outstanding debt is short-term variable-rate debt. Of this debt, $193 million is on our revolving line of credit that extends through 2025. The remaining $105 million is comprised of mortgages that mature in 2026 and 2028. Also, 84% of our consolidated debt is fixed or hedged, and the earliest of our material debt doesn't mature until 2027. We believe our exposure to the dramatic increases in interest rates in 2022 is limited and manageable.

We ended the year with over 16 million square feet of high-quality outpatient medical space, 95% leased, with a weighted average lease term of 5.6 years, due in no small part to our hospital and physician group relationships. Overall, 67% of our consolidated space is leased to investment grade quality health systems or their subsidiaries. **We believe this is the highest percentage in the medical office industry and provides superior strength to the stability of our cash flows.**



TOP
WORK
PLACES
2022

journal sentinel

In addition to our strong portfolio and financial performance in 2022, our talented team continued to earn local and national accolades. The Milwaukee Journal Sentinel named us to their Top Workplaces list.

Five Time Consecutive Winner

Modern Healthcare
Best Places to Work 2022™
2021

Modern Healthcare honored us with Best Places to Work recognition for the second consecutive year. These prestigious awards embody the close family culture that thrives at DOC and our reputation as a place that empowers our team to provide industry-leading customer service to our health care provider partners and their patients.



1. See page 58 of the attached annual report on Form 10-K for a reconciliation to GAAP net income.

A Year to be *Smart*

Although we work hard to make smart decisions every year, a year like 2022 showcases the DOC team's tenacity and relentless pursuit of excellence in growing cash flow and FAD for stakeholders.

In the fourth quarter of 2021 and early 2022, it was evident to our team that inflation, especially construction costs and wage inflation, was hitting the real estate market and our health care partners hard. Together, DOC's team of professionals thoroughly assessed market conditions, each through the lens of their respective areas of expertise.



Calko Medical Center | Brooklyn, NY

With these challenging circumstances, we took several important steps:

SMART DEBT POSITIONING | In November 2021, we issued $500 million of 10-year unsecured debt with an all-in interest rate of 2.625%. This decision allowed for the extinguishment of our $250 million term loan, eliminating the single near-term maturity on the Company's balance sheet ahead of an anticipated rising rate environment. Less than a year later, 10-year debt would cost 150% more (i.e., more than 6% all in) than the rate we secured. This timing effectively saves DOC's shareholders $200 million in interest payments over a 10-year term.

SMART LEASING STRATEGIES | In 2022, for the first time in 20 years, medical office owners could expect rental rates to increase by more than 2-3% while maintaining high occupancy. Relocation options for tenants were far more expensive, as construction costs and alternatives required far higher rental rates. We evaluated every current and near-term lease expiration to better understand where market conditions had changed and where space could be optimized to increase cash flow. As a result, we increased portfolio income where possible, generating renewal spreads of nearly 6% while maintaining retention of 77%.

SMART DECISION TO PAUSE MOST NEW INVESTMENTS | We limited external growth to $160 million in new investments in 2022. The dramatic and rapid increase in short- and long-term interest rates outpaced both the adjustment in asset values and seller's expectations in real estate transactions. As a result, our acquisitions were priced appropriately with our increased cost of capital. These investments were balanced with the unique opportunity to acquire assets that we expect will appreciate more rapidly in the future as interest rates reverse course and decline.

We are proud of our investments in 2022, highlighted by the $81.5 million purchase of the Calko Medical Center in Brooklyn, New York. This Class-A property was built in 2013 and is one of our portfolio's most comprehensive outpatient care facilities. The mission-critical asset is anchored by Maimonides Medical Center, physicians affiliated with that health system, and an ambulatory surgery center. The location provides tremendous and convenient access to high-quality health care for the Brooklyn community, with more than 1.8 million residents within a five-mile radius.

SMART CAPITAL EXPENDITURE PLANNING
Our team prioritized capital expenditures and leveraged relationships to improve supply chain timelines and labor supply. Then, we re-evaluated each of our potential new capital improvement projects. Finally, we prioritized investments that would enhance the value of our facilities without cutting corners or postponing critical maintenance and improvement projects. This discipline produced 6.3% in year-over-year savings in capital expenditures *(i.e., $25.5 million in 2021 compared to $23.9 million in 2022)*.

SMART, TIMELY CAPITAL RECYCLING
We were excited to secure a strong return for our shareholders through the sale of the Great Falls Surgical Hospital and two adjacent medical office facilities in Great Falls, Montana, generating a $54 million gain on the sale. The transaction was well-timed, allowing the buyer to lock in attractive debt before the dramatic interest rate increases in the second half of 2022. DOC earned an outstanding 16% unlevered internal rate of return (IRR) on these early company investments while providing efficient capital to recycle at an accretive price in the acquisition of Calko Medical Center in Brooklyn.

Learning is a continuous process as we work to *Invest in better*® for our shareholders. The resiliency and adaptability of our team, coupled with proactive, disciplined management practices, continue to lead the way for success in the year ahead.

95%	**5.5 YRS**	**6**%	**67**%
LEASED RATE	AVERAGE REMAINING LEASE TERM	LEASING SPREADS ON RENEWALS	INVESTMENT GRADE TENANCY

A Year to be *Strong*

DOC remained committed to our long-term strategy, executing in this challenging environment by balancing strategic investments with opportunistic capital raising and recycling. As a result, we strengthened the overall quality of our portfolio while reducing our consolidated leverage on a Net Debt to EBITDA basis *(from 5.7x to 5.4x)*.

We made the smart decision years ago to focus our investment strategy on investment grade health systems and larger physician groups to mitigate credit risks and grow with strong, high-quality providers. While inflation, especially wage inflation, hit our providers hard, our credit team's work in underwriting and financial review of each of our tenants kept our rental income streams firm with minimal defaults. Through DOC's processes during 2022, we received financial statements covering

94% total leased space from tenants for monitoring. We also evaluate tenants' financial performance through publicly available data. We believe this attention to credit monitoring is an essential and unique differentiator for DOC compared to our competitors.

We ended 2022 with total liquidity of $815 million, including cash available on our balance sheet and the undrawn capacity of our unsecured revolving line of credit. In addition, nearly 84% of our consolidated debt is fixed or hedged, limiting our exposure to future interest rate increases.

Now more than ever, we believe our investment grade balance sheet and commitment to keep our debt low by relevant metrics demonstrates our strength and focus on the long-term value and benefit to our providers and shareholders.





Corporate Headquarters Interior | Milwaukee, WI



Corporate Headquarters Interior | Milwaukee, WI

A Year to be *Steadfast*

2022 presented numerous opportunities to grow through property and portfolio acquisitions of all sizes, including the opportunity to acquire our largest pure-play competitor and portfolios of medical office facilities owned by other investors. Ultimately, we acquired neither because DOC's strategy has never been to "grow just to grow." Instead, we grow intentionally through accretive investments favorable to our cost of capital and aligned with our mission to help health care providers, developers, and shareholders realize better health care, better communities, and better returns.

We launched DOC on July 19, 2013, with an initial public offering on the New York Stock Exchange, grossing $135 million. We had the same vision then that energizes us today of building a real estate investment trust focused on the future of health care delivery, specifically outpatient care.

Our investments since then and careful, disciplined management have allowed us to pay a dividend every fiscal quarter of our existence, totaling 39 consecutive quarters.

As we approach our 10th anniversary, we celebrate our Company's journey and renew our steadfast commitment to you, our shareholders, and the 105 employees and their families that comprise the DOC team.

We ended 2022 with a portfolio of 290 medical office facilities in 36 states totaling over 16 million square feet of rentable space. Our total shareholder return since our IPO, through December 31, 2022, is 108% in total and 8.04% on average per year, including dividends.



Scan for Founders Video Interview

"Since our beginnings, DOC has focused on a relationship-first approach. As a result, almost ten years since our IPO, we've built a fantastic portfolio of truly Class-A properties supported by a Class-A team."

Mark Theine
EVP, Asset Management
Co-Founder

We look forward to the next 10 years as we remain smart, strong, and steadfastly committed to maintaining and growing our dividends for your benefit and the patients, families, and providers we serve. We hope to see you in Milwaukee for our Annual Meeting of Shareholders on May 3, 2023. Thank you for your partnership in the months and years to come.

Sincerely,

Governor Tommy G. Thompson
Chairman, Board of Trustees

John T. Thomas
President & Chief Executive Officer

Celebrating
A DECADE OF DOC

Physicians Realty Trust has established an award-winning team and portfolio that fuels our *Invest in better*® mission of helping medical providers, developers, and shareholders realize better health care, better communities, and better returns. And as we approach our 10th anniversary on July 19, 2023, we know we're just getting started.

> *"If you treat your team, your tenants, and your investors as partners, success will follow."*

John Sweet, Jr.
Retired EVP, Chief Investment Officer
Co-Founder

2013





JULY

DOC went public with our IPO (Initial Public Offering) on July 19 with four employees and a portfolio of 19 properties valued at $124 million | RSF: 528,048





Scottsdale Healthcare Rehabilitation Hospital | Scottsdale, AZ

JULY

Introduced our initial Board of Trustees

DEC

Received the HREI Insights Award for "Best New Ground-Up Development for Post-Acute and Senior Living Facilities" | RSF: 54,418

2014



Peachtree Dunwoody Medical Center | Atlanta, GA

FEB | KEY ACQUISITION

Acquired the Peachtree Dunwoody Medical Center in Atlanta, GA | RSF: 131,368



Helen Houle Medical Building | Vadnais Heights, MN

2015

FEB | KEY ACQUISITION:
MINNESOTA PORTFOLIO

Closed on a $116.3 million Minnesota-based portfolio | RSF: 362,355



Renaissance Building | Milwaukee, WI

JULY

Celebrated the opening of our Milwaukee-based headquarters

MOODY'S

AUG

Earned an Investment Grade Rating of Baa3 from Moody's Investors Service



HREI Insights Awards
CELEBRATING EXCELLENCE IN HEALTHCARE REAL ESTATE DEVELOPMENT
2015
★ WINNER ★

Minnetonka Medical Center | Minnetonka, MN



DEC

Received the HREI Insights Award for "Best New MOB" for the Minnetonka Medical Center | RSF: 63,500



2016

CHI Midlands One Professional Center | Papillion, NE

APR | KEY ACQUISITION:
CATHOLIC HEALTH INITIATIVES PORTFOLIO – 50 PROPERTIES, 8 STATES

Announced the purchase and sale agreement for what was, at the time, the largest ever recorded sale of health care real estate with Catholic Health Initiatives, now CommonSpirit Health | RSF: 3,102,698





AMO®

AUG

Earned the prestigious AMO® (Accredited Management Organization) designation from the Institute of Real Estate Management (IREM®)

MILWAUKEE BUSINESS JOURNAL
BEST PLACES TO WORK
2016 WINNER
MILWAUKEE'S
COOLEST OFFICE
2016
MILWAUKEE BUSINESS JOURNAL

AUG

Earned our first "Best Places to Work" and "Milwaukee's Coolest Office" awards from the Milwaukee Business Journal



SEPT

Hosted the inaugural DOC Management Summit for property management and leasing partners in Milwaukee

2017



Baylor Charles A. Sammons Cancer Center | Dallas, TX

JUNE | KEY ACQUISITION:
FIVE-BUILDING PORTFOLIO

Purchased a five-building portfolio for $577 million from Ascension St. Vincent, Northside Hospital, and Baylor Scott & White Health, including the Baylor Charles A. Sammons Cancer Center | RSF: 1,130,552



DEC

Received an HREI Insights Award for "Executive of the Year" for our President & CEO, John Thomas, and "Best New MOB" Award for the MHealth Clinic & Specialty Center | RSF: 147,885

2018



JAN

Added Pamela J. Kessler as a member of our Board of Trustees | Co-President, Chief Financial Officer and Secretary, LTC REIT



TOP WORK PLACES 2018 | journal sentinel

AUG

Earned our first "Top Workplaces" award from the Milwaukee Journal Sentinel

S&P Global

AUG

Earned Standard & Poor's Ratings Services (S&P) corporate investment grade credit rating (BBB-)

Invest in better.®



COLLABORATE & COMMUNICATE.

ACT WITH INTEGRITY.

RESPECT THE RELATIONSHIP.

EXECUTE CONSISTENTLY.

AUG

Unveiled the company's new mission and vision statements based on team feedback and our core values of **C.A.R.E.**

2019


IREM®
CERTIFIED
SUSTAINABLE
PROPERTY
1301
STRICTLY
PEDIATRICS
SUBSPECIALTY CENTER
Strictly Pediatrics Specialty Center | Austin, TX

JAN

Earned our first eight property-level IREM® Certified Sustainable Property (CSP) designations at DOC-owned properties, reinforcing the company's ongoing commitment to expanding its environmental, social, and governance (ESG) practices | RSF: 999,902


2019
HREI Insights Awards
CELEBRATING EXCELLENCE IN HEALTHCARE REAL ESTATE DEVELOPMENT AND EXECUTIVE LEADERSHIP
★ WINNER ★
Northside Medical Midtown MOB | Atlanta, GA

SEPT | KEY ACQUISITION & AWARD WINNER

Acquired the Northside Medical Midtown MOB in Atlanta, Georgia, and subsequently earned the HREI Insights Award for "Best New MOB" for the property | RSF: 168,676


TOP WORK PLACES 2019
journal sentinel
MILWAUKEE'S
COOLEST OFFICE
2019
MILWAUKEE BUSINESS JOURNAL
VTS
2019 LEASING PLATFORM AWARD
FOR DATA EXCELLENCE

2019 KEY AWARDS

Recognized again as a "Milwaukee's Coolest Office" from the Milwaukee Business Journal, earned our second "Top Workplaces" designation from the Milwaukee Journal Sentinel, and received the "Leasing Platform Award for Data Excellence" award from VTS

2020


IREM®
CERTIFIED
SUSTAINABLE
PROPERTY
Clearview Cancer Institute | Huntsville, AL

JAN

Earned an additional 10 IREM® CSP designations
RSF: 1,107,003


Invest in better.

MAR

Launched a reimagined DOCREIT.com highlighted by new content dedicated to corporate responsibility and ESG


S&P MidCap 400
PHYSICIANS REALTY TRUST
DOC
LISTED
NYSE

MAY

Earned inclusion in the S&P MidCap 400





GROWTH
STRENGTH
RESILIENCE
SUSTAINABILITY

JUNE

Published our inaugural ESG Report, highlighting DOC's commitment to reducing our carbon footprint while improving the patient experience through strategic property upgrades that generate long-term shareholder value

DEC

Weathered the initial impact of the global COVID-19 pandemic with an occupancy of 96%, the highest of all public owners of medical office facilities, while collecting over 99% of all rent and other charges

Over

$5,000,000,000

IN ACQUISITIONS

DEC

Surpassed $5 billion in acquisitions









TOP WORK PLACES 2020 journal sentinel

GREEN LEASE LEADER GOLD

2020 MARCOM GOLD WINNER

TOBY® AWARDS BOMA THE OUTSTANDING BUILDING OF THE YEAR Excellence in Building Management

2020 KEY AWARDS

Earned our third "Top Workplaces" award from the Milwaukee Journal Sentinel, "Green Lease Leader Gold" from the Institute for Market Transformation and U.S. Dept. of Energy Better Buildings Alliance, two international MarCom Gold awards for our Annual Report and ESG Report design, and the international "The Outstanding Building of the Year" (TOBY) Award from Building Owners and Managers Association (BOMA) for the Baylor Charles A. Sammons Cancer Center

2021



IREM® CERTIFIED SUSTAINABLE PROPERTY
CHI St. Luke's Health
Springwoods MOB | Spring, TX

JAN

Earned an additional 10 IREM® CSP designations
RSF: 805,032

S&P Global

Moody's

MAY/JULY

Earned upgraded credit ratings of BBB from S&P and Baa2 from Moody's Investors Service



Bob Bové Neuroscience Institute | Scottsdale, AZ

SEPT/OCT | KEY ACQUISITION:
HONORHEALTH PORTFOLIO

Acquired the Bob Bové Neuroscience Institute in Scottsdale and the HonorHealth Sonoran MOB in Phoenix for $99 million | RSF: 169,250







GRESB
REAL ESTATE
Initial Rating & Green Star Designation

NOV

Earned a Green Star designation and a score of 75 in our inaugural submission to the GRESB Real Estate Assessment, outperforming the international average







LANDMARK

DEC | KEY ACQUISITION:
LANDMARK PORTFOLIO

Completed the purchase of a portfolio from Landmark Healthcare Facilities totaling 14 properties across eight states for $750 million RSF: 1,434,672

2021 KEY AWARDS

Earned a place on the “Best Places to Work” list by Modern Healthcare, our fourth “Top Workplaces” award from the Milwaukee Journal Sentinel, the IREM® AMO® of the Year Award for Management Excellence, and the prestigious ENERGY STAR® “Partner of the Year” award from the U.S. Environmental Protection Agency and the U.S. Department of Energy



2022

IREM®
CERTIFIED
SUSTAINABLE
PROPERTY

8 C1TY Blvd | Nashville, TN

JAN

Earned an additional 10 IREM® CSP designations | RSF: 696,253

Earned 16 ENERGY STAR® property certifications (plus 10 retroactive designations for 2021 due to reinstatement of the medical office building program) | RSF: 2,608,075

ENERGY STAR

Northside Center Pointe | Atlanta GA


Calko Medical Center | Brooklyn, NY

SEPT | KEY ACQUISITION

Acquired the Calko Medical Center in Brooklyn for $81.5 million | RSF: 85,567



MAR

Added Ava E. Lias-Booker, Esq. as a member of our Board of Trustees | Partner, McGuireWoods LLP






2022 KEY AWARDS

Named for a second year on the "Best Places to Work" list by Modern Healthcare, a fifth consecutive "Top Workplaces" award from the Milwaukee Journal Sentinel, a "Green Lease Leader Platinum" from the Institute for Market Transformation and U.S. Dept. of Energy Better Buildings Alliance, two international MarCom Gold awards for our Annual Report and ESG Report design, and an "Excellence in DEI" award from the CRE Insight Journal

2023





JAN

Earned inclusion in the global Bloomberg Gender-Equality Index (GEI) which measures equality across female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, anti-sexual harassment policies, and external brand

JULY 19, 2023

Celebrating 10 years in business and our renewed commitment to our health care provider partners, our shareholders, our team members, and the communities we serve

INVESTMENT AND PORTFOLIO STATISTICS

PORTFOLIO LEASED RATE



	DOC	BIG THREE (VTR, PEAK, WELL) - Medical Office Avg.	PEER COMPETITOR (HR)

CONSOLIDATED PORTFOLIO EXPIRATIONS

% Leased Gross Leasable Area



MOB SAME-STORE CASH NOI HISTORY



CONSOLIDATED DEBT MATURITY SCHEDULE

As of December 31, 2022



TOTAL PERFORMANCE RETURN SINCE DOC IPO

As of December 31, 2022



OUR PORTFOLIO

As of December 31, 2022

290
HEALTH CARE PROPERTIES

36
STATES

16.1M
GROSS LEASABLE AREA

WE HAVE GROWN OUR GROSS REAL ESTATE ASSET PORTFOLIO FROM $124 MILLION SINCE OUR IPO TO $6.0 BILLION TODAY.



● CONSOLIDATED ASSETS

● UNCONSOLIDATED ASSETS

COMPANY LEADERSHIP



BOARD OF TRUSTEES

Governor Tommy G. Thompson
Chairman of the Board

Stanton D. Anderson, Esq.
Compensation Committee Chair

Mark A. Baumgartner
Audit Committee Chair

Albert C. Black, Jr.
Nominating & Corporate Governance Committee Chair

Richard A. Weiss, Esq.
Finance & Investment Committee Chair

William A. Ebinger, M.D.
Trustee

Pamela J. Kessler
Trustee

Ava E. Lias-Booker, Esq.
Trustee

John T. Thomas
Trustee

LEADERSHIP TEAM

John T. Thomas
President & Chief Executive Officer

Jeffrey N. Theiler
Executive Vice President, Chief Financial Officer

D. Deeni Taylor
Executive Vice President, Chief Investment Officer

Mark D. Theine
Executive Vice President, Asset Management

John W. Lucey
Chief Accounting & Administrative Officer

Bradley D. Page, Esq.
Senior Vice President, General Counsel

Daniel M. Klein
Senior Vice President, Deputy Chief Investment Officer

Laurie P. Becker
Senior Vice President, Controller

Amy M. Hall
Senior Vice President, Leasing & Physician Strategy

W. Mark Dukes
Senior Vice President, Asset Management

David G. Domres
Vice President, Construction & Project Management

Jennifer A.D. Manna
Vice President, Associate General Counsel

Tony R. Bradt
Vice President, Property Controller

Michael H. Farina
Vice President, Finance & Investor Relations

The Annual Meeting of Shareholders will convene Wednesday, May 3, 2023, at 2:00 p.m. local (Central) time at The Westin Milwaukee, 550 N. Van Buren Street, Third Floor.
For details on how to join the meeting, please reference our Proxy Statement.
Physicians Realty Trust is traded on the NYSE under the ticker symbol "DOC"
Member of the National Association of Real Estate Investment Trusts (Nareit)
Registrar & Transfer Agent: Computershare, Louisville, KY, 800-368-5948
Independent Registered Public Accounting Firm: Ernst & Young LLP, Milwaukee, WI, 414-273-5900
Corporate & REIT Tax Counsel: Baker & McKenzie LLP, Chicago, IL, 312-861-8000















Printed on Classic Crest Recycled BW Smooth 80 lb cover, made with 100% post-consumer fiber, Green-e Certified using 100% Renewable Energy and processed chlorine free. Inside pages printed on Rolland Enviro Print 100 lb text which is 100% post-consumer fiber, manufactured using Biogas renewable energy, processed chlorine free and Ancient Forest Friendly.™

PRINTED WITH SOY INK™ | Green-e | 100% | PCF | GREEN SEAL CERTIFIED | BIO GAS ENERGY | PERMANENT

Cover photography featuring Calko Medical Center | Brooklyn, NY



PHYSICIANS REALTY TRUST®

309 N. Water Street, Suite 500
Milwaukee, WI 53202

DOCREIT.COM | 844-DOC-REIT

DOC
LISTED
NYSE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-36007

PHYSICIANS REALTY TRUST
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**46-2519850**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

309 N. Water Street, Suite 500	
Milwaukee, Wisconsin	**53202**
(Address of Principal Executive Offices)	(Zip Code)

(414) 367-5600
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Shares, $0.01 par value	DOC	New York Stock Exchange

Securities registered under Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 4262(b)) by the registered accounting firm that prepared or issues its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

The aggregate market value of Physicians Realty Trust's common shares held by non-affiliates as of June 30, 2022 was approximately $3,909,625,049 based upon the closing price reported for such date on the New York Stock Exchange.

As of February 14, 2023, there were 237,905,938 shares of Physicians Realty Trust's common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth in this Form 10-K, is incorporated herein by reference from Physicians Realty Trust's definitive proxy statement relating to the annual meeting of shareholders to be held on May 3, 2023, to be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year ended December 31, 2022.

PHYSICIANS REALTY TRUST

Annual Report on Form 10-K for the Year Ended December 31, 2022
Table of Contents

Forward-Looking Statements


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


This Annual Report on Form 10-K contains forward-looking statements made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts may be forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, property performance and results of operations contain forward-looking statements. Likewise, all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as "believe," "expect," "outlook," "continue," "project," "may," "will," "should," "seek," "approximately," "intend," "plan," "pro forma," "estimate," or "anticipate" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans, expectations, or intentions.

These forward-looking statements reflect the views of our management regarding current expectations and projections about future events and are based on currently available information. These forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data, or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- general economic conditions, including inflation and recession;

- changes in our business or strategy;

- our ability to operate as a public company;

- adverse economic or real estate developments, either nationally or in the markets where our properties are located;

- our geographic concentration in Texas may cause us to be particularly exposed to downturns in the Texas economy or other changes in Texas market conditions;

- our concentration of investment in health care properties;

- the disruption of our business and the compromise of confidential information resulting from cybersecurity attacks, breaches, and other incidents;

- any adverse effects to the business, financial position or results of operations of CommonSpirit Health ("CommonSpirit"), or one or more of the CommonSpirit-affiliated tenants, that impact the ability of CommonSpirit-affiliated tenants to pay us rent;

- the degree and nature of our competition;

- competition for investment opportunities;

- difficulties in identifying health care properties to acquire and completing acquisitions;

- the unknown duration and economic, operational, and financial impacts of the global outbreak of a novel strain of the coronavirus and any variants that have emerged or that may emerge in the future, (the "COVID-19 pandemic") and the actions taken by governmental authorities or others in connection with the COVID-19 pandemic will have on the Company's business;

- changes in health care laws or government reimbursement rates;

- decreased rental rates or increased vacancy rates;

- defaults on or non-renewal of leases by tenants;

2

- the potential impact of severe weather events and climate change;

- our failure to generate sufficient cash flows to service, pay down, or refinance our indebtedness or make distributions on our common shares;

- fluctuations and increases in interest rates and operating costs;

- the availability, terms, and issuance of debt and equity capital, including our unsecured revolving credit facility;

- general volatility of the market price of our common shares;

- our dependence upon key personnel whose continued service is not guaranteed;

- our ability to identify, hire, and retain highly qualified personnel in the future;

- the impact of our investments in joint ventures we have made and may make in the future;

- the financial condition and liquidity of, or disputes with, any joint venture and development partners with whom we may make co-investments in the future;

- changes in governmental regulations or interpretations thereof, such as real estate and zoning laws and increases in real property tax rates, taxation of real estate investment trusts ("REITs"), and similar matters;

- our failure to maintain our qualification as a REIT for U.S. federal income tax purposes;

- limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for U.S. federal income tax purposes;

- changes in accounting principles generally accepted in the United States ("GAAP");

- lack of or insufficient amounts of insurance;

- other factors affecting the real estate industry generally; and

- other factors that may materially adversely affect us, or the per share trading price of our common shares, including:

  - the number of our common shares available for future issuance or sale;
  - our issuance of equity securities or the perception that such issuance might occur;
  - future debt;
  - failure of securities analysts to publish research or reports about us or our industry; and
  - securities analysts' downgrade of our common shares or the health care-related real estate sector.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this report, except as required by applicable law. You should not place undue reliance on any forward-looking statements that are based on information currently available to us or the third parties making the forward-looking statements.

Factors that may cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements include, without limitation, those discussed in Item 1 - "Business," Item 1A - "Risk Factors," Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report and our other filings with the United States Securities and Exchange Commission ("SEC").

As used in this report, unless the context otherwise requires, references to "we," "us," "our," and the "Company" refer to Physicians Realty Trust (the "Trust"), a Maryland real estate investment trust, and Physicians Realty L.P. (the "Operating Partnership"), a Delaware limited partnership and the consolidated subsidiary of the Trust through which we conduct our business.

PART I

ITEM 1. BUSINESS

Overview

Physicians Realty Trust, a Maryland real estate investment trust, and Physicians Realty L.P., a Delaware limited partnership, were organized in April 2013 to acquire, selectively develop, own, and manage health care properties that are leased to physicians, hospitals, and health care delivery systems. References to the "Operating Partnership" mean collectively the Operating Partnership together with its consolidated subsidiaries. We completed our initial public offering ("IPO") in July 2013. The Trust's common shares are listed on the New York Stock Exchange ("NYSE") and the Trust is included in the MSCI US REIT Index and the S&P MidCap 400.

We have grown our consolidated portfolio of gross real estate investments from approximately $124 million at the time of our IPO to approximately $5.8 billion as of December 31, 2022. As of December 31, 2022, our consolidated portfolio consisted of 277 health care properties (which excludes our Corporate headquarters) located in 32 states with approximately 15,528,879 net leasable square feet, of which approximately 95% was leased with a weighted average remaining lease term of approximately 5.5 years. As of December 31, 2022, approximately 90% of the net leasable square footage of our portfolio was either on the campus of a hospital or strategically affiliated with a health system.

We receive a cash rental stream from health care providers under our leases. Approximately 93% of the annualized base rent payments from our properties as of December 31, 2022 are from absolute net or triple-net leases pursuant to which the tenants are responsible for operating expenses subject to specific lease terms relating to the property, including, but not limited to, real estate taxes, utilities, property insurance, routine maintenance and repairs, and property management. These lease structures insulate us from increases in most operating expenses, especially increases in operating expenses that are beyond our control, and provide relatively predictable cash flow. Approximately 6% of the annualized base rent payments from our properties as of December 31, 2022 are from modified gross leases that allow us to recover operating expenses that exceed certain base year operating expense thresholds in such leases, thus protecting us from increases in operating expenses.

We seek to structure our leases to generate attractive returns on a long-term basis. Our leases typically have initial terms of 5 to 15 years and include annual rent escalators of approximately 1.5% to 4.0%, with an annual weighted average rent escalator of approximately 2.4%. Certain of the Company's leases include provisions indexing annual rent escalators to changes in the Consumer Price Index ("CPI"), often with a floor or ceiling. As of December 31, 2022, approximately 5.7% of the Company's annual rent escalators have CPI provisions. Our operating results depend significantly on the ability of our tenants to make required rental payments. We believe that our portfolio of medical office buildings and other health care facilities will enable us to generate stable cash flows over time because of the diversity of our tenants, the creditworthiness of our tenants, a staggered lease expiration schedule, long-term leases, and low historical occurrence of tenants defaulting under their leases.

As of December 31, 2022, leases representing a percentage of our consolidated portfolio on the basis of leased square feet will expire as follows:

Year	Portfolio Lease Expirations
MTM (1)	1.3%
2023	4.7%
2024	5.5%
2025	7.0%
2026	22.8%
2027	11.7%
2028	12.0%
2029	6.2%
2030	5.7%
2031	6.7%
2032	8.3%
Thereafter	8.1%
Total	100.0%

(1) "MTM" means month-to-month. This line also includes 12 leases which expired on December 31, 2022, representing 0.9% of leased square feet.

We invest in real estate that is integral to providing high-quality health care services. Our properties are typically located on a campus with a hospital or other health care facilities or strategically affiliated with a hospital or other health care system. We believe the impact of government programs and continuing trends in the health care industry create attractive opportunities for us to invest in health care-related real estate. Our management team has significant health care real estate experience and has long-established relationships with physicians, hospitals, and health care delivery system decision makers who we believe will provide quality investment and growth opportunities. Our principal investments include medical office buildings ("MOBs"), ambulatory surgery centers ("ASCs"), outpatient treatment facilities, and other real estate integral to health care providers. We seek to generate attractive risk-adjusted returns for our shareholders through a combination of stable and increasing cash flow and potential long-term appreciation in the value of our properties and our common shares.

The Trust is a Maryland real estate investment trust and elected to be taxed as a REIT for U.S. federal income tax purposes. We conduct our business through an umbrella partnership REIT structure in which our properties and our ownership interest in joint ventures are owned by our Operating Partnership directly or through limited partnerships, limited liability companies, or other subsidiaries. The Trust is the sole general partner of our Operating Partnership and, as of February 14, 2023, owned approximately 96% of the Operating Partnership Units ("OP Units").

Our Objectives and Growth Strategy

Overview

Our principal business objective is to provide attractive risk-adjusted returns to our shareholders through a combination of (i) sustainable and increasing rental revenue and cash flow that generate reliable, increasing dividends, and (ii) potential long-term appreciation in the value of our properties and common shares.

Our primary strategy to achieve our business objective is to utilize our physician and hospital relationships nationwide to identify off-market opportunities in which to invest and own, to manage a diversified portfolio of high-quality health care properties, and to understand our tenants' real estate strategies, which we believe will drive high retention, high occupancy, and reliable, increasing rental revenue cash flow and growth.

We intend to grow our portfolio of high-quality health care properties leased to physicians, hospitals, health care delivery systems, and other health care providers primarily through acquisitions of existing health care facilities and development of new health care facilities that provide or will provide stable revenue growth and predictable long-term cash flows. We may also selectively finance the development of new health care facilities with premier health care real estate developers. Generally, we expect to make investments in new development properties, whether self-developed or through third party developers, when approximately 80% or more of the development property has been pre-leased before construction commences. We seek to invest in properties where we can develop strategic alliances with financially sound health care providers and health care delivery systems that offer need-based health care services in sustainable health care markets. We focus our investment activity on MOBs, ASCs, outpatient treatment facilities, and other real estate integral to health care providers.

We may from time to time also make investments in other health care properties. We believe that trends such as shifting consumer preferences, limited space in hospitals, the desires of patients and health care providers to limit non-essential services provided in a hospital setting, and cost considerations continue to drive the industry towards performing more procedures in outpatient facilities instead of hospital settings. As these trends continue, we believe that demand for MOBs and similar health care properties away from hospital settings and in convenient locations to patients will continue to rise. We intend to exploit this trend and favor outpatient facilities consistent with our investment philosophy and strategies.

While not our focus, we may decide to invest opportunistically in life science facilities, senior housing properties, skilled nursing facilities, specialty hospitals, and treatment centers. Consistent with the Trust's qualification as a REIT, we may also opportunistically invest in companies that provide health care services, and in joint ventures with operating partners structured to comply with the REIT Investment Diversification Act of 2007 ("RIDEA").

As of December 31, 2022, we have grown our consolidated portfolio of gross real estate investments to approximately $5.8 billion while maintaining a conservative balance sheet. For short-term funding purposes, we may borrow from our unsecured credit facility. From time to time, we replace these borrowings with long-term capital such as senior unsecured notes, equity, and alternative securities. We may selectively utilize capital market transactions in furtherance of our investment strategy.

Business Strategy

We are focused on maintaining and expanding our portfolio of high-quality health care properties leased to physicians, hospitals, health care delivery systems, and other health care providers. Our strategy includes the following key attributes:

- We seek to invest in properties occupied by health care systems with dominant market shares and high credit quality, especially those who are investing capital in their facilities. In particular, we seek to acquire off-market or selectively marketed assets with attractive demographics, economic growth, and high barriers to entry. We seek to own well-occupied properties that we believe are critical to the delivery of health care by affiliated hospital providers in desirable locations.
- We emphasize ensuring an appropriate and balanced mix of tenants and practices to provide synergies within individual buildings and broader health system campuses. Our primary tenants are health care systems, academic medical centers, and leading physician groups, which typically have strong and stable financial performance. We believe this helps ensure stability in our rental income and tenant retention over time.
- We seek to maintain a core, critical portfolio of properties and to build our reputation as a leading dedicated MOB owner and operator.
- We seek to maintain or increase our average rental rates, actively lease our vacant space, and reduce leasing concessions.
- We also intend to grow our portfolio through the development of new health care facilities. We may also selectively finance the development of new health care facilities with premier health care real estate developers. Generally, we expect to make investments in new development properties, whether self-developed or through third party developers, when approximately 80% or more of the development property has been pre-leased before construction commences.

We seek to invest in properties where we can develop strategic alliances with financially sound health care providers and health care delivery systems that offer need-based health care services in sustainable health care markets and consider the potential for long-term relationships and repeat business when assessing acquisition potential.

We actively manage our balance sheet to maintain our investment grade credit rating, to maintain an appropriate level of leverage, and to preserve financing flexibility for funding of future acquisitions. In particular, we:

- Seek to maintain a high level of liquidity, including borrowing availability under our unsecured revolving credit facility.
- Maintain access to multiple sources of capital, including private and public debt markets, public equity markets, bank loan markets, and private equity and joint venture partners.
- Periodically review our portfolio to consider the potential dispositions of lower quality properties to reinvest the proceeds into higher quality properties.
- Closely monitor our existing debt maturities and average interest rates, and identify refinancing opportunities.

Sustainability Strategy

Since our founding in 2013, the Company has established a track record of environmental stewardship, value creation at the community level, and strong governance. We are also committed to increased transparency and accountability through public disclosure. We believe that sustainable investments are investments in a brighter future. We are committed to being a leader in Environmental, Social, and Governance ("ESG") performance in the real estate industry. Our ESG Committee, a management and employee-led committee, formed in 2018, is overseen by our Executive Vice President of Asset Management, who reports to the Company's President and CEO. The Nominating and Corporate Governance Committee of our Board of Trustees ("Board") provides Board-level oversight of the ESG Committee. Company employees from every workgroup are represented on the ESG Committee. We began issuing our annual ESG Reports in June of 2020.

Our ESG achievements in 2022 include the following:

- Achieved a GRESB Public Disclosure Level score of 98 out of 100, ranking first in our health care comparison group;
- Earned a Green Star rating and a score of 75 out of 100 from the Global Real Estate Sustainability Benchmark (GRESB) for the second consecutive year;
- Recognized with a 2022-2023 Green Lease Leaders Platinum Certification by the Institute for Market Transformation (IMT) and the DOE Better Buildings Alliance, the only health care REIT attaining this designation;
- Merited ENERGY STAR Certification Nation Premier Member status by receiving 16 new property certifications, totaling 26 certifications since 2021;
- Earned 10 new Institute of Real Estate Management (IREM®) Certified Sustainable Property designations, totaling 38 certifications since 2019;
- Achieved an ISS ESG Corporate "Prime" rating, recognizing our dedication to ESG performance and disclosure;
- Honored as a Modern Healthcare Best Places to Work for the second consecutive year; and
- Recognized as a Top Workplaces recipient from the Milwaukee Journal Sentinel for the fifth consecutive year.

More recently, in January 2023, we were named to the Bloomberg Gender-Equality Index as a first-time submitter.

We are committed to giving back to the communities we serve. In 2022, the Company provided more than $408,800 in philanthropic, fundraising, and in-kind donations to community and health care provider organizations, benefiting their research and mission initiatives, surpassing our 2022 goal of $375,000 by 9%.

Under the Company's "volunteer time off" employee benefit program and Company volunteerism efforts, our employees contributed approximately 902 hours of community service in 2022. Employees are encouraged to spend a day - with pay - volunteering for an organization in their home community. In addition, the Company organizes volunteer service opportunities as a corporate outing, benefiting charitable causes while building teamwork, leadership skills, and fostering our Company culture. For more details on our social responsibility strategies, see the discussion under Item 1 - "Business" under "Human Capital Management."

Sustainability Accounting Standards Board ("SASB")

The Real Estate Sustainability Accounting Standard issued by SASB proposes sustainability accounting metrics designed for disclosure in mandatory filings. SASB recommendations serve as the framework against which we have aligned our disclosures for sustainability information.

Energy and water data is collected from utility bills and submeters and assured by a third party. The recommended energy and water management activity metrics for the real estate industry include:

- energy consumption data coverage as a percentage of floor area ("Energy Use Intensity");
- total energy consumed by portfolio area ("Total Energy Consumption");
- water withdrawal as a percentage of total floor area ("Water Intensity"); and
- total water withdrawn by portfolio area ("Total Water Consumption").

The charts below detail our Energy Intensity, Total Energy Consumption, Water Intensity, and Total Water Consumption for 2018 through 2021, for which data on occupied and actively managed properties was available. Total energy use is presented in gigajoules ("GJ"), and total water is presented per thousand cubic meters ("M³"). (1)



(1) Full 2022 calendar year energy and water data will not be available to be assured by a third party until the second quarter of 2023. 2021 is the most recent year for which complete energy and water data is available and assured by a third party. The charts reflect the performance of 4.5 million square feet as of December 31, 2021, which was approximately 27% of our portfolio and approximately 39% of our actively managed portfolio. The energy scope includes energy produced from fuel, gas, district cooling, and electricity. The water scope includes irrigation and domestic water.

Energy Reduction Strategy

Energy reduction is a significant part of our capital improvement strategy as well as our property management training and engagement. We proactively track our assets to determine where capital upgrades, such as LED retrofits and building control systems optimizations, will maximize our efficiency impact.

Water Reduction Strategy

The Company utilizes water management policies, low-flow fixtures, and tenant education as part of our long-term mitigation strategies. We also work to optimize property irrigation systems based upon weather conditions and other environmental factors.

Climate Change Adaptation

Approximately 229,100 square feet of the 4.5 million square feet referenced in the chart above, representing three of our medical office buildings, are located in 100-year flood zones designated by the U.S. Federal Emergency Management Agency ("FEMA") as special flood hazard areas ("SFHA"). No other tracked properties are located in a SFHA.

Climate Resilience

We are focused on climate preparedness as part of our sustainability strategy. As a long-term owner and active manager of our real estate assets, we proactively identify climate risks and implement preventive measures to combat these risks. Responsibility for these measures is distributed across several departments within the Company, including Executive Leadership, Asset Management, Construction and Project Management, Leasing, Marketing and Communications, and Property Management. In 2020, the Company implemented certain recommendations of the Task Force on Climate-Related Financial Disclosure ("TCFD") and expanded these efforts in 2021. By utilizing data provided by an independent third party expert, the team identified properties exposed to climate risks in seven key categories: flood, earthquake, heat stress, hurricane, sea-level rise, water stress, and wildfire. In addition, we identified the properties with a "Red Flag" or "High" risk in any of the above categories and committed to creating a mitigation plan for each affected location. Our annual ESG Report is prepared in alignment with TCFD and includes details on these risks and subsequent mitigation plans.

Reporting

A notable part of our sustainability platform is transparent reporting of ESG performance indicators, as we recognize the importance of this information to investors and other key stakeholders in understanding how the Company assesses sustainability information and evaluates risks and opportunities. We publish an annual ESG report that is aligned with the Global Reporting Initiative (GRI) reporting standards and the United Nations Sustainable Development Goals. The Company's ESG Report includes our strategy, key performance indicators, annual like-for-like comparisons, and achievements. The report is available on our website at http://www.docreit.com/esg. Information contained on our website is not part of, or incorporated by reference into, this Annual Report on Form 10-K.

ISOS Group, Inc. conducted an independent third-party, moderate-level assurance of environmental data, including energy, water, waste, and greenhouse gas emissions calculations for the calendar year ended December 31, 2021. This moderate assurance engagement was performed under the AccountAbility 1000 Assurance Standard (AA1000AS) and with reference to ISO 14064-3: Specification with guidance for the validation and assurance of greenhouse gas assertions, World Resources Institute (WRI)/World Business Council for Sustainable Development (WBCSD) The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard, and WRI/WBCSD The Greenhouse Gas Protocol: Corporate Value Chain (Scope 3) Accounting and Reporting Standard.

Our Industry and Market Opportunity

The nature of health care delivery continues to evolve due to the impact of government programs, regulatory changes and consumer preferences. We believe these changes have increased the need for capital among health care providers and increased pressure on these providers to integrate more efficient real estate solutions in order enhance the delivery of quality health care. In particular, we believe the following factors and trends are creating an attractive environment in which to invest in health care properties.

$4.5 Trillion Health Care Industry Projected to Grow to $6.8 Trillion (19.6% of U.S. GDP by 2030)

According to the U.S. Centers for Medicare & Medicaid Services ("CMS"), health care spending accounted for 19.7% of U.S. gross domestic product ("GDP") in 2020. Near-term National Health Expenditure ("NHE") patterns have been significantly influenced by the COVID-19 pandemic. According to CMS' National Health Expenditure Projections 2021-2030, NHE growth in 2021 was projected to slow to 4.2 percent (down from 9.7 percent growth in 2020) as federal COVID-19 supplemental funding declined substantially. Following the declines observed in 2020 health care utilization is expected to rebound and normalize through 2024. The general aging of the population, driven by the Baby Boomer generation and advances in medical technology and services, which increase life expectancy, are expected to continue to be key drivers of the growth in health care expenditures. The anticipated continuing increase in demand for health care services, together with an evolving complex and costly regulatory environment, changes in medical technology and reductions in government reimbursements are expected to pressure capital-constrained health care providers to find cost effective solutions for their real estate needs.

We believe the demand by health care providers for health care real estate will increase as health care spending in the United States rebounds and continues to increase. According to the CMS' National Health Expenditure Projections 2021-2030, NHEs are projected to grow 5.1 percent per year to $6.8 trillion by 2030, resulting in a projected NHE share of GDP of 19.6% in 2030.



Source: Centers for Medicare & Medicaid Services, Office of the Actuary

Aging Population

The aging of the U.S. population has a direct effect on the demand for health care as older persons generally utilize health care services at a rate well in excess of younger people. According to the U.S. Census Bureau, the U.S. population over 65 years of age is projected to more than double from 49.2 million to nearly 94.7 million, and the 85 and older population is expected to almost triple, from 6.4 million to 19.0 million, between 2016 and 2060. Also, according to the U.S. Census Bureau, the number of older Americans is growing as a percentage of the total U.S. population with the number of persons older than 65 estimated to comprise 15.2% of the total U.S. population in 2016 and projected to grow to more than 20% by 2030.

We believe health care expenditures for the population over 65 years of age will continue to rise as a disproportionate share of health care dollars is spent on older Americans. To illustrate, in 2012 the elderly (65+ years old) represented only 14% of the population while accounting for 34% of all health care-related spending. We believe the older population group increasingly will require treatment and management of chronic and acute health ailments and that this increased demand for health care services will create a substantial need for additional medical office buildings and other facilities that serve the health care industry in many regions of the United States. Additionally, we believe there will likely be a focus on lowering the cost of outpatient care for the aging U.S. population, which will continue to support medical office and outpatient facility property demand in the long term. For example, beginning in 2019, CMS expanded the list of procedures that can be performed and reimbursed in outpatient surgery centers to include 12 cardiac catheterization diagnostic procedures and 5 ancillary procedures. CMS further expanded the list of services for 2023. We believe these trends will result in a substantial increase in the demand for health care space in our facilities and the number of properties meeting our investment criteria.

We believe advances in medical technology will continue to enable health care providers to identify and treat once fatal illnesses and improve the survival rate of critically ill and injured patients who will require continuing medical care in outpatient medical office buildings.



U.S. Population Over 65 Years Old

Source: U.S. Census Bureau

Affordable Care Act

The Patient Protection and Affordable Care Act of 2010 (the "Affordable Care Act") constituted a significant overhaul of many aspects of health care regulations and health insurance and created new features in the framework for health care services over the near term. It required every American to have health insurance or be subjected to a tax. Those who cannot afford health insurance are offered insurance subsidies or Medicaid coverage. On December 14, 2018, a federal district court in Texas ruled that the Affordable Care Act's individual mandate was unconstitutional. The United States Supreme Court dismissed the Texas case and upheld the Affordable Care Act in June 2021; however, we expect challenges to the Affordable Care Act may continue.

The U.S. Census Bureau estimated that approximately 50 million Americans did not have health care insurance in 2009, before the Affordable Care Act was enacted. The U.S. Census Bureau calculated that in 2021, approximately 27.2 million Americans did not have health insurance, continuing a trend after passage of the Affordable Care Act to reduce the number of uninsured and representing a decrease in the uninsured rate from 2020 (28.3 million). The Affordable Care Act and subsequent legislation, executive orders and events, as well as their potential impact on our business, are discussed more fully under Item 1 - Business, under the caption "Certain Government Regulations."

We believe an increase in the number of Americans with access to health insurance would result in an increase in physician office visits and an overall rise in health care utilization which in turn will drive a need for expansion of medical, outpatient, and smaller specialty hospital facilities. We also believe the increased dissemination of health research through media outlets, marketing of health care products, and availability of advanced screening techniques and medical procedures have contributed to a more engaged population of health care users and has created increased demand for customized facilities providing specialized, preventive, and integrative health care services. With the growth of electronic health care information transmission, physician offices increasingly engage with patients through telehealth. Health care payors, including Medicare, are beginning to reimburse for telehealth services when medical information is transmitted and used between patients and physicians. Telehealth services have also expanded as a result of COVID-19 and the need for social distancing, a trend we expect to continue following the end of the COVID-19 public health emergency.

We further believe the provisions of the Affordable Care Act that are designed to lower certain reimbursement amounts under Medicare and tie reimbursement levels to the quality of services provided will increase the pressure on health care providers to become more efficient in their business models, invest capital in their businesses, lower costs and improve the quality of care, which in turn will drive health care systems to monetize their real estate assets and create demand for new, modern and specialized facilities.

Clinical Care Continues to Shift to Outpatient Care

According to the American Hospital Association (the "AHA"), many procedures traditionally performed in hospitals, such as certain types of surgery, are increasingly moving to outpatient facilities driven by advances in clinical science, shifting consumer preferences, limited or inefficient space in existing hospitals, and lower costs in the outpatient environment. This continuing shift toward delivering health care services in an outpatient environment rather than a traditional hospital environment increases the need for additional outpatient facilities and smaller, more specialized and efficient hospitals. Studies by the Medicare Payment Advisory Commission and others have shown that health care is delivered more cost effectively and with higher patient satisfaction when it is provided on an outpatient basis. Increasingly, hospital admissions are reserved for the critically ill, and less critical patients are treated on an outpatient basis with recuperation in their own homes. We believe health care market trends toward outpatient care will continue to push health care services out of larger, older, inefficient hospitals and into newer, more efficient, and conveniently located outpatient facilities and smaller specialized hospitals. We believe that increased specialization within the medical field is also driving demand for medical facilities designed specifically for particular specialties and that physicians want to locate their practices in medical office space that is in or adjacent to these facilities.

Impact of BBA on Hospital Outpatient Care

Section 603 of the Bipartisan Budget Act of 2015 (the "2015 BBA") generally prohibits hospital outpatient departments ("HOPDs") from receiving hospital outpatient department rates under the Medicare Outpatient Prospective Payment System ("OPPS") for Medicare patients treated in "off-campus" locations that are not Emergency Departments on or after January 1, 2017, potentially impacting their profitability. These higher Medicare hospital outpatient rates are only permitted if the hospital provides HOPD services in a department within 250 yards of the hospital's main inpatient building, or within 250 yards of a hospital's remote location (second inpatient location off the main campus). A hospital HOPD can be grandfathered from the 2015 BBA payment changes even if the location is outside the 250 yard distance. Under the statutory authority, an off-campus HOPD facility that was furnishing outpatient services on or before November 2, 2015 can be "grandfathered" and can continue to be paid at the OPPS HOPD rates, if, among other things, the hospital was billing HOPD services in that location on a HOPD basis as of November 2, 2015 and continues to provide those services in that location. On November 21, 2018, the Secretary of the U.S. Department of Health and Human Services (the "Secretary") issued a final rule, effective January 1, 2019, that eliminates the higher, OPPS reimbursement rate for evaluation and management ("E&M") services provided by Grandfathered HOPD locations (the "Final Rule"). The Secretary, instead, will only reimburse for E&M services at the lower, Medicare Physician Fee Schedule rate that new non-grandfathered off-campus HOPD locations receive. The AHA and a number of hospitals sued the Secretary in federal court to enforce the plain meaning of Section 603 of the 2015 BBA and restore the right to Grandfathered HOPD reimbursement rates. On September 17, 2019, a federal district judge ruled in favor of the AHA. The court stated that CMS did not have the authority to lower payments for off-campus hospital-based departments that were grandfathered under the 2015 BBA. CMS challenged this ruling and requested a stay in the decision, which the court denied on October 21, 2019. In its December 15, 2020 final rule for hospital OPPS rates, CMS continued its efforts to lower payment for certain HOPD services basing reductions on the principle of "site neutrality." These lower payment levels were effective January 1, 2021, notwithstanding the CMS' projections that overall payments under OPPS will increase by 2.4%. For 2023, CMS updated OPPS payment rates for hospitals that meet applicable quality reporting requirements by 3.8%. Further, CMS continued the payment rate reduction for E&M services furnished in all off-campus HOPDS in 2022. CMS stated that it intends to continue this policy in calendar year 2022 and beyond. Hospitals with "grandfathered" locations providing HOPD services in our portfolio are referred to as 603 assets in our SEC reports and other public disclosures.

We own a number of 603 assets. Rent derived from these 603 assets accounts for approximately 16% of our total consolidated portfolio annualized base rent as of December 31, 2022. Depending upon the implementation of the regulations and mix of procedures in an HOPD, the 2015 BBA may enhance the value of these 603 assets because existing HOPDs may lose their higher reimbursements rates should they choose to change locations, thus enhancing lease renewal probabilities and rent growth.

Portfolio Summary

Please see Item 2 - "Properties" for a table that summarizes our consolidated portfolio as of December 31, 2022.

Geographic Concentration

As of December 31, 2022, approximately 12.0% of our consolidated gross leasable area was derived from properties located in Texas.

As a result of this geographic concentration, we are particularly exposed to downturns in the Texas economy or other changes in local real estate market conditions. Any material change in the current payment programs or regulatory, economic, environmental, or competitive conditions in Texas could have a disproportionate effect on our overall business results. In the event of negative economic or other changes in the Texas market, our business, financial condition, and results of operations, our ability to make distributions to our shareholders, and the market price of our common shares may be adversely affected. See the discussion under Item 1A - "Risk Factors", under the caption, "*Economic and other conditions that negatively affect geographic areas in which we conduct business, and in particular Texas, and other areas to which a greater percentage of our revenue is attributed could materially adversely affect our business, results of operations, and financial condition.*"

Customer Concentration

We receive substantially all of our revenue as rent payments from tenants under leases of space in our health care properties, with our five largest tenants based upon rental revenue representing approximately $70.1 million, or 19.5%, of the annualized base rent from our consolidated properties as of December 31, 2022. No one tenant represents more than 5.0% of our total consolidated annualized base rent; however, 14.8% of our total consolidated annualized base rent as of December 31, 2022 is from tenants affiliated with CommonSpirit. We have no control over the success or failure of our tenants' businesses and, at any time, any of our tenants may experience a downturn in its business that may weaken its financial condition. Our business, financial position, or results of operations could be materially adversely affected if CommonSpirit were to experience a material adverse effect on its business, financial position, or results of operations.

Competition

We compete with many other entities engaged in real estate investment activities for acquisitions of health care properties, including national, regional and local operators, acquirers, and developers of health care-related real estate properties and other investors such as private equity firms, some of whom may have greater financial resources and lower costs of capital than we do. The competition for health care-related real estate properties may significantly increase the price that we must pay for health care properties or other assets that we seek to acquire, and our competitors may succeed in acquiring those properties or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive because they may have greater resources, may be willing to pay more for the properties or may have a more compatible operating philosophy. In particular, larger REITs that target health care properties may enjoy significant competitive advantages that result from, among other things, a lower cost of capital, enhanced operating efficiencies, more personnel, and market penetration and familiarity with markets. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. Increased competition would result in increased demand for the same assets and therefore increase prices paid for them. Those higher prices for health care properties or other assets may adversely affect our returns from our investments.

We also face competition in leasing available MOBs and other facilities that serve the health care industry to prospective tenants. As a result, we may have to provide rent concessions, incur charges for tenant improvements, offer other inducements, or we may be unable to timely lease vacant space in our properties, all of which may have a material adverse impact on our results of operations.

Seasonality

Our business has not been, and we do not expect it to become, subject to material seasonal fluctuations.

Human Capital Management

Our Company is focused on human capital management, which our Board believes is vital to the health of the Company. We believe that the success of our business depends on a strong, talented, and committed workforce to ensure excellence on behalf of our clients and shareholders. Therefore, we prioritize the well-being of our employees and offer comprehensive benefits packages, opportunities for personal and group volunteer efforts, and paths for life-long learning to our employees. Our employees work with various business units across the Company to diversify their skill sets. Employees are offered challenging projects, stock ownership as a form of compensation, and a collaborative and inclusive environment with exposure to our top executives.

We are an equal opportunity employer, and we are committed to making employment decisions without regard to race, creed, color, religion, sex, age, ancestry, national origin, sexual preference, sexual orientation, marital status, disability, protected veteran status, or any other legally protected status. As of December 31, 2022, we had 101 full-time employees, none of whom were subject to a collective bargaining agreement. We believe that relations with our employees are positive.

The nominating and corporate governance committee retains oversight over human capital matters, including diversity, equity, and inclusion policies and initiatives, and oversees the Company's Diversity, Equity, and Inclusion ("DEI") Council. Our Board receives regular reports from our CEO regarding annual employee engagement results conducted through an independent third party. In 2022, the Company had approximately 95% participation in this survey, representing a year-over-year increase in participation of over 2%. We are pleased to report that in 2022 our employee retention rate is 94%, a year-over-year increase of over 4%. Our Board members periodically attend employee events, participate in our annual Management Summit event, and attend all-team holiday gatherings. Also, in 2022, as part of the Company's ongoing Women in Leadership series, we were honored to have the newest member of our Board of Trustees, Ava Lias-Booker, Esq., hold a leadership discussion with our employees during a company-wide meeting. In January 2023, we were named to the Bloomberg Gender-Equality Index as a first-time submitter.

Employee Engagement

In 2022, the Company offered team member training, including courses on leadership, work/life balance, mental health, and cybersecurity, among other topics. Our team also routinely participates in training opportunities related to ESG and workplace best practices to pursue continued professional development. In addition, employees participate in an annual book club discussion and training events, including regular Company-wide "lunch and learn" discussions on leadership, wellness, mentorship, team-building, the REIT industry, and advanced computer skills.

At Physicians Realty Trust, our employees are heavily invested in building a stronger and more inclusive workplace environment. Employees lead committees focusing on social, environmental, philanthropic, and health and wellness topics that shape the Company's policies. As mentioned above, annual engagement surveys are conducted by an independent third party to provide anonymous team member feedback, the response rate to this survey was approximately 95% in 2022. We believe that continuous improvement and investment in our team are the keys to our continued success.

The Company also created a new Culture Specialist position to focus on sustaining and improving our culture. In addition to day-to-day human resource responsibilities, the Culture Specialist will support our employees' general health, well-being, and engagement by fostering a strong, supportive, and productive work environment. Prioritizing our most important asset--our people--through this position, especially in an era of hybrid working environments, we expect will ensure a sense of belonging and shared mission to energize our Company in the future.

Diversity, Equity, and Inclusion

The Company values diversity and embraces the unique qualities of our employees. In 2019, we formed our DEI Council, which sets ambitious, attainable, and authentic goals, develops educational platforms, and plans activities to promote DEI at all levels of our organization, creating a culture of fairness and respect for our employees. We believe we are a stronger organization when our workforce represents a diversity of ideas and experiences.

We take a personalized approach, driven by a 20-member DEI Council that represents all workgroups within our Company. Strategies include attracting and retaining top talent while intentionally including diverse candidates in recruitment efforts, providing enhanced career development support, and supporting DEI awareness and education for our employees.

Our DEI Council, which meets monthly, operates under the direction and full support of our Senior Vice President and Deputy Chief of Investments, who reports on activities to our President and CEO. In addition, the DEI Council is overseen by the nominating and corporate governance committee and reports to the entire Board as needed. We feel that this level of visibility leads to high engagement, accountability, and fulfillment of our DEI goals.

2022 Successes

At DOC, our longstanding commitment to our health care partners and the patients they serve is to C.A.R.E.: Collaborate and Communicate, Act with Integrity, Respect the Relationship, and Execute Consistently. Each of these values is reflected in our DEI Council and its work to ensure our actions reflect our DEI values and help us achieve our goals.

Our 2022 successes tie directly to our Company's shared vision to C.A.R.E.:

Collaborate and Communicate

Build CRE Diversity Pipeline: In 2022, the Company surpassed its goal to hire 50% or more diverse candidates in our summer internship program, representing those who identify as Black, Indigenous, people of color, female, veteran, or

LGBTQIA+. This goal supports our efforts to build a young, diverse, and talented leadership pipeline. In addition, all internal and external candidate recruitment focuses on seeking diverse candidates, using organizations, resources, and job boards with diverse followings.

Support Company Education via Communications Channels: The DEI Council provided educational touchpoints via the Company's new SharePoint DEI Hub site with over 6,000-lifetime site visits to date. To promote transparency, resources include news stories, Council files, our DEI mission statement, working goals, meeting schedules, DEI Council member directory, and an anonymous, third-party administered team suggestion box. The Council also authors news articles based on team interviews and research on holidays, traditions, and observances to promote understanding and inclusion.

Industry Representation: We are also proud of our 2022 representation on the Nareit Communications Council, DEI Working Group, Real Estate Sustainability Council, and Social Responsibility Council, and our employees regularly attend continuing education on DEI matters through Nareit conferences.

Act with Integrity

Attract Top Talent: The DEI Council conducted a comprehensive benefits review to ensure the Company remains competitive in our offerings to current and prospective employees. As a result, recommendations that we anticipate will be implemented in 2023 include a wellness incentives program and an onboarding Buddy Program for new hires to foster connections and professional development.

Wraparound Tools for Mental Health and Wellness: In a Company survey conducted in January 2022, mental health and work/life balance were the most-requested topics for DEI programming. The Company took a holistic approach, offering over eight hours of mental health programming, paid access to an award-winning mental health and wellness app, and a new yearly paid time off day for mental health and wellness. We also provided resources surrounding observances of World Mental Health Day, Mental Health Awareness Month, and Stress Awareness Day.

Create a Consistent Feedback Loop to Further Belonging and Allyship: The DEI Council added DEI touchpoint questions to quarterly manager/team member reviews and measured engagement/perception of DEI through a new yearly survey. Participation in this survey increased by 11% year-over-year, and positive responses increased in every category. Separately, the DEI Council also incorporated gender identity, sexual orientation, and allyship questions in our annual anonymous top workplaces survey administered through a third party to better understand and support our internal diversity.

Respect the Relationship

Mentor Diverse Future Leaders: In 2022, the Company continued its ongoing partnership with Year Up, a national organization whose mission connects talented young adults and top companies to launch careers, power businesses, and build communities. Our activities included virtual networking events and mock interviews that have fostered ongoing mentorships between our employees and recent program graduates.

Financial Investments: In coordination with NAIOP Wisconsin and the Marquette University Center for Real Estate, the Company supported the MKE CRE week-long summer immersion program through financial investments and as a key event organizer. This organization's mission is to expose diverse high school students to career opportunities in commercial real estate. Students learned about designing, building, managing, owning, and selling commercial real estate through in-person instruction, hands-on experiences, site visits, and intentional interaction with real estate professionals working locally and across the country. In addition, the Company provided $7,500 in financial support, as a Presenting Sponsor, toward scholarships for diverse high school students interested in careers in commercial real estate.

Execute Consistently

Execute Team Programming: The Company offered four All-Team Lunch & Learn sessions on generational diversity, work/life balance, mental health, and intersectionality. These sessions included video watch parties, guest speakers, breakouts, and lively group discussions. The DEI Council also debuted three optional, informal, and small-group "Coffee Talks" to discuss working styles and recognition differences, imposter syndrome, and perfectionism. Also, in 2022, as part of the Company's ongoing DEI-led Women in Leadership series, we were honored to host the newest member of our Board of Trustees, Ava Lias-Booker, Esq. The Council also assisted in selecting two topics and speakers for the Company's 2022 Management Summit - a virtual breakout on conflict de-escalation strategies geared toward property management professionals and our 2022 main stage keynote session on tactical negotiation strategies, utilizing tools such as a DEI lens.

Share our Progress to Date: We were proud to be honored as the 2022 CRE Insight Journal "Excellence in DEI" Award Winner, recognizing the culture of transparency and integrity that guides our business and shapes our strategy in addressing DEI opportunities for positive change.

Looking Ahead

Our team continues to develop targeted DEI goals to make a tangible and meaningful impact on our Company, industry, and communities, ultimately advancing DEI principles and better business performance. Our forthcoming ESG Report will showcase our efforts in greater detail.

Beginning in 2023, our long-term incentive plan includes a DEI element as part of our new ESG scorecard, with a goal of providing annual training to all employees with 100% participation.

COVID-19 Response

Throughout the COVID-19 pandemic, we prioritized our employees' health and safety. In 2022, to encourage and support COVID-19 vaccination, the Company provided one paid "wellness day" to allow our employees to get vaccinated and deal with any immediate side effects. Employees could also use their wellness day for overall mental health and wellness. In addition, in 2022, the Company took a wraparound approach to increase mental health support for employees by also facilitating communication and education related to mental health and wellness. These efforts included a Company-wide, team-led town hall discussion facilitated by a licensed clinical psychologist. The Company also held a small group "Coffee Talk" series on mental health related to perfectionism and imposter syndrome. Finally, the Company supported mental health through a new benefit: paid access to a mental health and wellness app.

In addition, we supported various COVID-19 relief efforts alongside our health care partners across the country. Our past efforts have included donating supplies, allowing local government agencies to store personal protective equipment at our facilities, establishing a temporary COVID-19 vaccine site at one of our facilities available for lease, establishing and managing drive-through COVID-19 testing locations at our facilities, and coordinating COVID-19 screening at building entrances.

Compensation and Benefits

Our leadership has championed the importance of providing a robust benefits package. We offer competitive pay and compensation packages, including an annual bonus, paid medical and dental insurance, paid time off benefits, paid holidays, yearly paid volunteer time off, one paid mental health and wellness day, summer Friday hours, 401(k) match with immediate vesting, Company-sponsored short- and long-term disability benefits, voluntary life and accident insurance, paid parental leave, and pet insurance. We provide equity compensation after six months of employment. Through our employee stock purchase program and annual stock grant, our employees are also owners of the Company. The Company also offers a health plan option with a health savings account, which to date, has included an annual company contribution, an onsite gym in Milwaukee, and numerous team-building activities throughout the year.

One of the Company's continuing education benefits, our graduate degree sponsorship program, is awarded based on a competitive submission process. In 2022, we were proud to celebrate the graduation of a team member who earned her master's degree in accounting. This program was launched in 2019 and has two graduates.

In response to the COVID-19 pandemic, the Company has adopted a hybrid return-to-work approach tailored to the decisions and responsibilities of each workgroup, including several fully remote work options, which we believe will maximize company-wide productivity. Additionally, the Company has a yearly four-week "work from anywhere" policy.

Community and Philanthropy

The Company provides monetary support to various nonprofit organizations. In 2022, the Company contributed over $408,800 in philanthropy giving, exceeding our 2022 goal of $375,000. Separately, we fundraised $150,000 to support charitable causes nationwide. Employees are actively involved in the Company's philanthropic decisions through a team-led committee, an annual philanthropy survey, and quarterly "Jeans Week" drives with charitable recipients chosen from team-nominated organizations nationwide. The Company does not make contributions of any kind to any political action committees or political candidates or their campaigns.

Under the Company all-team volunteerism efforts, our employees contributed 455 hours through Company-sponsored team volunteer opportunities in 2022.

Additionally, through the Company's Volunteer Time Off (VTO) program launched in 2019, we encourage and empower our employees to give back to the community in personally meaningful ways. In 2022, our employees spent 447 hours serving their communities individually, representing a 47% year-over-year increase in usage of the Company's VTO program. This change was primarily driven by a new VTO team-based challenge that created meaningful opportunities for our team to bond over shared causes while encouraging each other to take full advantage of these opportunities to make a difference. The winning team collectively completed over 80% of their total possible VTO hours, and the Company contributed to the charity of their choice in recognition of this effort.

Environmental Matters

As an owner of real estate, we are subject to various federal, state, and local environmental laws, regulations, and ordinances and also could be liable to third parties as a result of environmental contamination or noncompliance at our properties even if we no longer own such properties. See the discussion under Item 1A, "Risk Factors," under the caption "*Environmental compliance costs and liabilities associated with owning, leasing, developing, and operating our properties may affect our results of operations.*"

Certain Government Regulations

Overview

Our tenants and operators are typically subject to extensive and complex federal, state, and local health care laws and regulations relating to fraud and abuse practices, government reimbursement, licensure, protection of patient health information, and certificate of need ("CON") and similar laws governing the operation of health care facilities, and we expect that the health care industry, in general, will continue to face increased regulation and pressure in the areas of fraud, waste and abuse, cost control, health care management, and provision of services, among others. These regulations are wide-ranging and can subject our tenants and operators to civil, criminal and administrative sanctions. Affected tenants and operators may find it increasingly difficult to comply with this complex and evolving regulatory environment because of a relative lack of guidance in many areas as certain of our health care properties are subject to oversight from several government agencies and the laws may vary from one jurisdiction to another. Changes in laws and regulations, reimbursement enforcement activity and regulatory non-compliance by our tenants and operators can all have a significant effect on their operations and financial condition, which in turn may adversely impact us, as detailed below and set forth under Item 1A, "Risk Factors," under the caption "*The health care industry is heavily regulated, and new laws or regulations, changes to existing laws and regulations, health policies, reimbursement levels from third-party payors, loss of licensure, or failure to obtain licensure could adversely impact our company and result in the inability of our tenants to make rent payments to us.*"

In 2017, Congress came within a single vote of repealing of the Affordable Care Act and substantially reducing funding to the Medicaid program. New legislation may be introduced in the future, proposing changes, if not full repeal of the Affordable Care Act. Beyond this, significant changes to commercial health insurance and government-sponsored insurance (e.g., Medicare and Medicaid) remain possible. Commercial and government payors are likely to continue imposing larger discounts and tighter cost controls upon operators, through reductions in reimbursement rates and changes in payment methodologies, discounted fee structures, the assumption by health care providers of all or a portion of the financial risk or otherwise. A shift toward less comprehensive health insurance coverage and increased consumer cost-sharing on health expenditures could have a material adverse effect on certain of our operators' liquidity, financial condition, and results of operations and, in turn, their ability to satisfy their contractual obligations, including making rental payments under and otherwise complying with the terms of our leases.

The following is a discussion of certain laws and regulations generally applicable to our operators, and in certain cases, to us.

Health Care Legislation

Health Reform Laws. On March 23, 2010, President Obama signed into law the Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, which amends the Affordable Care Act (collectively with other subsequently enacted federal health care laws and regulations, the "Health Reform Laws"). The Health Reform Laws contain various provisions that may directly impact us or the operators and tenants of our properties. Some provisions of the Health Reform Laws may have a positive impact on our operators' or tenants' revenues, by, for example, increasing coverage of uninsured individuals, while others may have a negative impact on the reimbursement of our operators or tenants by, for example, altering the market basket adjustments for certain types of health care facilities. The Health Reform Laws also enhance certain fraud and abuse penalty provisions that could apply to our operators and tenants, in the event of one or more violations of the federal health care regulatory laws. In addition, there are provisions that impact the health coverage that we and our operators and tenants provide to our respective employees. The Health Reform Laws also provide additional Medicaid funding to allow states to carry out the expansion of Medicaid coverage to certain financially eligible individuals beginning in 2014, and have also permitted states to expand their Medicaid coverage to these individuals since April 1, 2010, if certain conditions are met. On June 28, 2012, the United States Supreme Court upheld the individual mandate of the Health Reform Laws but partially invalidated the expansion of Medicaid. The ruling on Medicaid expansion allows states not to participate in the expansion-and to forego funding for the Medicaid expansion-without losing their existing Medicaid funding. As of December 1, 2022, 12 states have pursued the option not to adopt the Medicaid expansion. Thirty-nine states and the District of Columbia have adopted the expansion. The participation by states in the Medicaid expansion could have the dual effect of increasing our tenants' revenues, through new patients, but could also further strain state budgets. While the federal government paid for approximately 100% of those additional costs from 2014 to 2016, states now are expected to pay for part of those additional costs.

Challenges to the Health Reform Laws and Potential Repeal and/or Further Reforms under Trump Administration. Since the enactment of the Health Reform Laws, there have been multiple attempts through legislative action and legal challenge to repeal or amend the Health Reform Laws, including the case that was before the U.S. Supreme Court, *King v. Burwell*. Although the Supreme Court in *Burwell* upheld the use of subsidies to individuals in federally facilitated health care exchanges on June 25, 2015, which ultimately did not disrupt significantly the implementation of the Health Reform Laws, we cannot predict whether other current or future efforts to repeal, amend or challenge the validity of all or part of the Health Reform Laws will be successful, nor can we predict the impact that such a repeal, amendment or challenge would have on our operators or tenants and their ability to meet their obligations to us.

In 2017, then President Trump and Congress unsuccessfully sought to repeal and replace the Affordable Care Act. On January 20, 2017, then President Trump issued an Executive Order stating that it was the administration's official policy to repeal the Affordable Care Act and instructing the Secretary of Health and Human Services and the heads of all other executive departments and agencies with authority and responsibility under the Affordable Care Act to, among other matters, delay implementation of or grant an exemption from any provision of the Affordable Care Act that would impose a fiscal burden on any state or a cost, fee, tax, penalty, or regulatory burden on individuals, families, health care providers, health insurers, patients, and others. On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law. The Tax Act, among other things, reduces the Affordable Care Act's individual mandate penalty to zero beginning in 2019. The elimination of the penalties does not remove the requirement to obtain health care coverage; however, without penalties there effectively will be no enforcement. On December 14, 2018, a federal district court in Texas ruled that the Affordable Care Act's individual mandate was unconstitutional. The court also ruled that the provisions of the individual mandate were not severable from the remainder of the Affordable Care Act, rendering the remainder of the Affordable Care Act invalid as well. President Biden formally revoked former President Trump's Executive Order regarding the Affordable Care Act on January 28, 2021. The United States Supreme Court heard the Texas case following a series of appeals and dismissed the case and upheld the Affordable Care Act in June 2021. Despite action by the current administration and the Supreme Court's decision to uphold the Affordable Care Act, it is possible that Congress will continue to consider other legislation to repeal the Affordable Care Act or repeal and replace some or all elements of the Affordable Care Act.

The US Department of Labor ("DOL") issued a final rule on June 21, 2018 authorizing the creation of Association Health Plans ("AHP"). This rule was one of three components of a 2017 Executive Order to increase consumer health insurance options and also created short-term limited duration health insurance and health reimbursement arrangements. On March 28, 2019, the US District Court for the District of Columbia vacated the AHP. On April 26, 2019, the Department of Justice ("DOJ") appealed that decision and the appeal is ongoing.

On June 24, 2019, then President Trump signed an Executive Order on Improving Price and Quality Transparency in American Health Care to Put Patients First. The order was intended to increase the availability of meaningful price and quality information for patients. CMS included in its final rule for Medicare hospital outpatient payment, the requirement that hospitals make public their standard charges, along with payer-specific negotiated rates, in a consumer-friendly format. This requirement was to be effective January 1, 2020. In 2019, the AHA and other hospital groups initiated litigation against the U.S. Department of Health and Human Services ("HHS") and CMS to prevent implementation of this price transparency rule. The AHA challenge was unsuccessful and the rule became effective January 1, 2021. The public availability of hospital charges may give patients information to select physician office-based care rather than in the hospital.

We cannot predict the effect of Trump or Biden Executive Orders, the Tax Act's 2019 repeal of the individual mandate penalty on the Affordable Care Act, or whether future attempts by Congress to challenge or change the law will be successful. Further, we cannot predict how the Affordable Care Act might be amended or modified, either through the legislative or judicial process, and how any such modification might impact our tenants' operations or the net effect of this law on us. If the operations, cash flows or financial condition of our operators and tenants are materially adversely impacted by any repeal or modification of the law, our revenue and operations may be materially adversely affected as well.

No Surprises Act. Effective January 1, 2022, facilities and providers must comply with several new policies required by No Surprises Act ("NSA"). Specifically, the NSA prohibits "balance billing" for: (i) emergency services provided by an out-of-network provider; and (ii) non-emergency (e.g., scheduled) services provided by an out-of-network provider at an in-network facility. For such out-of-network services, health plans are prohibited from imposing higher cost-sharing amounts (i.e., copayment, coinsurance, or deductible) than the amount that would have applied had the service been provided by an in-network provider. The NSA allows the patient to waive their balance billing and cost-sharing protections in some scenarios, but this requires the out-of-network provider to comply with the patient notice and consent requirements under the Act, and does not apply to most ancillary physician services (e.g., emergency, radiology, anesthesiology, pathology, neonatology, and services provided by hospitalists, assistant surgeons, and intensivists). For purposes of compliance with the balance billing and patient cost-sharing protections, a "facility" is defined under the NSA to include hospitals, critical access hospitals, hospital outpatient departments, and ASCs.

The NSA also requires providers and facilities to provide a good faith estimate ("GFE") of expected charges to uninsured and self-pay patients upon scheduling or upon request. HHS delayed enforcement of the GFE requirements for one year to allow providers and facilities to develop systems and processes for the exchange of required information between (i) the providers/facilities with which the primary service was initially scheduled or from which the GFE was initially requested and (ii) co-providers/co-facilities. That one-year delay, however, proved insufficient as facilities and providers struggled to develop and implement solutions to comply with the GFE co-provider requirement in advance of the January 1, 2023, enforcement deadline, without any sub-regulatory or interpretive guidance from HHS.

In response to industry comments, HHS issued updated guidance in the form of an "FAQ," which now delays enforcement of the GFE co-provider requirement until HHS issues additional guidance through formal rulemaking. Currently there is no new enforcement deadline, and according to the FAQ, any future rulemaking will include a prospective applicability date that gives providers and facilities "a reasonable amount of time to comply with any new requirements." Nevertheless, the FAQ cautions that certain states are the primary enforcers of the GFE requirements, rather than the federal government. Those states do not have to follow HHS' lead to delay enforcement of the co-provider requirement, though HHS encourages states to take a similar approach. Providers in states that are enforcing the GFE rules directly may have enhanced risk of enforcement at this time. While the balance billing and patient cost-sharing requirements (described above) do not apply to freestanding physician clinics, such freestanding clinics must comply with the GFE requirements under the NSA. The NSA requires providers and facilities to provide patients with disclosures of their new rights under the law.

The enforcement provisions under the NSA permit the Secretary to apply a civil monetary penalty against a provider/facility in an amount not to exceed $10,000 per violation of the NSA, including: (i) violations of the balance billing protections under the NSA (including all mandated disclosures and notices); and (ii) in circumstances where a provider/facility fails to provide a good faith estimate ("GFE") of expected charges to uninsured/self-pay patients in violation of the NSA. Notably, the balance billing, patient cost sharing protections, and GFE requirements under NSA are in addition to any requirements under applicable state law. Many of our operators and tenants are now subject to these laws, and some of them may be subject to monetary penalties if they fail to comply with applicable laws.

Information Blocking

Published on May 1, 2020, the Information Blocking Regulations ("IB Regulations") went into effect April 5, 2021. The IB Regulations prohibit "Actors" (e.g., health care providers, health information exchanges, health information technology developers) from taking action that is likely to interfere with, prevent or materially discourage access, exchange or use of electronic health information. The scope of the IB Regulations were recently expanded to prohibit health care providers from blocking or interfering with patient access to any electronic information in a "designated record set," as the term is defined under the Health Insurance Portability and Accountability Act, commonly referred to as HIPAA, effective October 6, 2022. Except to the extent covered by an exception, the IB Regulations obligate an Actor to provide a requestor (a patient, a patient's representative or person seeking a connection to the Actor's technology) with access to the electronic health information ("EHI") within its control or possession. The exceptions to the IB Regulations permit an Actor to deny access, limit the amount of access, delay access, condition the type of access or charge a fee for access, all subject to the detailed limitations stated in the applicable exception. Further guidance is pending from CMS and the Office of the Inspector General ("OIG") regarding enforcement of the rule; however, exclusion and $1 million per violation civil monetary penalties have been cited as potential penalties. In addition to the potential for penalties, providers are likely to incur additional costs in training staff and updating medical records systems and policies to ensure appropriate access to medical records.

Fraud and Abuse Enforcement

There are various extremely complex federal and state laws and regulations governing health care providers' relationships and arrangements and prohibiting fraudulent and abusive practices by such providers. These laws include (i) federal and state false claims acts, which, among other things, prohibit providers from filing false claims or making false statements to receive payment from Medicare, Medicaid or other federal or state health care programs, (ii) federal and state anti-kickback and fee-splitting statutes, including the Medicare and Medicaid anti-kickback statute, which prohibit the payment or receipt of remuneration to induce referrals or recommendations of health care items or services and the Eliminating Kickbacks in Recovery Act of 2018 ("EKRA"), an all-payor statute enacted in 2018 prohibiting kickbacks related to remuneration for referrals to recovery homes, clinical treatment facilities and laboratories, (iii) federal and state physician self-referral laws (commonly referred to as the "Stark Law"), which generally prohibit referrals by physicians to entities with which the physician or an immediate family member has a financial relationship, (iv) the federal Civil Monetary Penalties Law, which prohibits, among other things, the knowing presentation of a false or fraudulent claim for certain health care services and (v) federal and state privacy laws, including the privacy and security rules contained in the Health Insurance Portability and Accountability Act of 1996, which provide for the privacy and security of personal health information. Violations of health care fraud and abuse laws carry civil, criminal, and administrative sanctions, including punitive sanctions, monetary penalties, imprisonment, denial of Medicare and Medicaid reimbursement, and potential exclusion from Medicare, Medicaid, or other federal or state health care programs. These laws are enforced by a variety of federal, state, and local agencies and can also be enforced by private litigants through, among other things, federal and state false claims acts, which allow private litigants to bring *qui tam* or "whistleblower" actions. Many of our operators and tenants are subject to these laws, and some of them may in the future become the subject of governmental enforcement actions if they fail to comply with applicable laws.

Reimbursement

Sources of revenue for many of our tenants and operators include, among other sources, governmental health care programs, such as the federal Medicare program, state Medicaid programs, and non-governmental payors, such as insurance payors, managed care organizations ("MCOs"), health maintenance organizations ("HMOs"), and Accountable Care Organizations ("ACOs"). As federal and state governments focus on health care reform initiatives, and as the federal government and many states face significant budget deficits, efforts to reduce costs by these payors will likely continue, which may result in reduced or slower growth in reimbursement for certain services provided by some of our tenants and operators.

We cannot predict whether future Congressional action will reduce physician reimbursements. Efforts by other payors to reduce health care costs are likely to continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. Further, revenue realizable under third-party payor agreements can change after examination and retroactive adjustment by payors during the claims settlement process or as a result of post-payment audits. For example, payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable, because additional documentation is necessary or because certain services were not covered or were not medically necessary. The Health Care Reform Laws and regulatory changes could impose further limitations on government and private payments to health care providers. In some cases, states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and to make changes to private health care insurance. In addition, the failure of any of our tenants to comply with various laws and regulations could lead to overpayments and resulting repayment obligations to, as well as jeopardize their ability to continue participating in Medicare, Medicaid, and other government sponsored payment programs. The financial impact on our tenants' failure to comply with such laws and regulations could restrict their ability to make rent payments to us.

Health Care Licensure and CON

Certain health care facilities in our portfolio are subject to extensive federal, state, and local licensure, certification and inspection laws, and regulations. In addition, various licenses and permits are required to dispense narcotics, operate pharmacies and laboratories, handle radioactive materials, and operate equipment. Many states require certain health care providers to obtain a CON, which requires prior approval for the construction, expansion, purchase of certain capital equipment, and closure of certain health care facilities. The approval process related to state CON laws may impact some of our tenants' and operators' abilities to expand or change their businesses.

COVID-19 Pandemic

COVID-19 Relief. The Coronavirus Aid, Relief, and Economic Security ("CARES") Act (2020) and the Coronavirus Response and Consolidated Appropriations Act (2021) ("CAA") provided economic assistance for health care providers. The CAA continued many of these programs by adding new phases, new allocations, and new guidance to address issues related to the continuation of the COVID-19 pandemic. Through the CARES Act, the federal government authorized $175 billion in payments to be distributed through the Public Health and Social Services Emergency Fund ("Provider Relief Fund" or "PRF"). The CAA added another $3 billion in funding to the PRF program. The government has apportioned the PRF in several tranches, including (i) a $50 billion Phase 1 general distribution to Medicare providers, (ii) a $18 billion Phase 2 general distribution to Medicaid providers, (iii) a $24.5 billion Phase 3 general distribution based on financial losses and expenses attributable to COVID-19, and (iv) approximately $60 billion in targeted distributions to hospitals in high-impact areas and certain other specific providers.

Payments from the PRF are not loans and, therefore, they are generally not subject to repayment. However, as a condition to receiving distributions, providers must agree to certain terms and conditions, including, among other things, that the funds are being used for lost revenues and certain COVID-related expenses, and that the providers will not seek collection of out-of-pocket payments from a COVID-19 patient that are greater than what the patient would have otherwise been required to pay if the care had been provided by an in-network provider. Recipients of PRF payments must comply with reporting requirements described in the terms and conditions and specified in HHS reporting guidelines. HHS has indicated that it will be closely monitoring and, along with the OIG, auditing providers to ensure that recipients comply with the terms and conditions of the PRF program and to prevent fraud and abuse. Providers will be subject to civil and criminal penalties for any deliberate omissions, misrepresentations or falsifications of any information given to HHS. Noncompliance with applicable terms and conditions is grounds for HHS to recoup some or all of the payments made from the PRF. Further, HHS has indicated that PRF payments that have not been expended for permitted uses by applicable deadlines must be returned to HHS. Reporting obligations are ongoing for providers that accepted grants from the Provider Relief Fund and will continue into 2024. Notably, HHS has begun issuing Repayment Request Notices to recipients of PRF payments who are required to repay funds.

More recently, on December 10, 2021, Congress passed the Protecting Medicare and American Farmers from Sequester Cuts Act, extending the moratorium on the 2% Medicare sequestration until April 2022, then reducing the amount taken from payments to 1% for another three months. The law also prevents the statutory Pay-As-You-Go cuts to Medicare, which total 4% of Medicare payments, and certain rate cuts finalized in the Medicare Physician Fee Schedule final rule from November 2021. Additionally, the law will delay payment cuts for clinical laboratories and postpone the launch of the radiation oncology bundled payment model, which was slated to start in January 2022. These changes are intended to support the financial viability of physician practices and maintain access to outpatient care during the continuing public health emergency.

Based on the continued uncertainty around reporting and potential recoupment of PRF funds, we cannot provide any assurances as to whether any tenant or operator may be required to derecognize and return any portion of PRF funds it has recognized as income, or predict whether a tenant or operator may be eligible to receive any additional allocations of Provider Relief Funds in the future or whether it will be able to recognize such amounts as PRF grant income under HHS reporting requirements. There are also no assurances regarding the future of Medicare Physician Fee Schedule payments and scheduled reductions to payments thereunder. These ongoing risks will continue to create risk of non-payment of rent from our tenants.

Vaccine Mandates. On November 4, 2021, CMS released its Interim Final Rule ("IFR") requiring COVID-19 vaccinations for individuals working in Medicare- and Medicaid-participating facilities, as well as individuals working in certain other settings involving face-to-face interactions with patients. On the same date, the Occupational Safety and Health Administration ("OSHA") released its new Emergency Temporary Standard ("ETS") requiring companies with 100 or more employees to mandate vaccination of their employees.

On January 13, 2022, the Supreme Court handed down a pair of decisions on the CMS vaccine mandate rule and the OSHA vaccine-or-test rule. In short, the Court ruled in its opinion that CMS is not prohibited from implementing its IFR. In a separate opinion, the Court held that OSHA may not enforce or implement its ETS. More recently, in October 2022, the Supreme Court declined to hear a challenge from 10 states seeking to appeal a ruling affirming the CMS mandate.

These quickly evolving (and at times, conflicting) regulatory requirements and court decisions will likely create legal and operational challenges for health care providers, including our tenants that are hospitals, surgery centers, and certain physician practices, and may exacerbate existing challenges around staffing, leading to increased costs for temporary or contract labor and potential business disruptions, any of which may adversely affect our tenants' ability to pay us rent.

Available Information

Our website address is *www.docreit.com.* We make available, free of charge through the Investor Relations portion of the website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Reports of beneficial ownership filed pursuant to Section 16(a) of the Exchange Act are also available on our website. These reports and other information are also available, free of charge, at *www.sec.gov*.

In addition, the Board has established a Code of Business Conduct and Ethics that applies to our officers, including our President and Chief Executive Officer, Chief Financial Officer, trustees, and employees. The Code of Business Conduct and Ethics provides a statement of the Company's policies and procedures for conducting business legally and ethically. A copy of the Code of Business Conduct and Ethics is available in the Investor Relations section of our website (*www.docreit.com*) under the tab "Corporate Information - Governance Documents." Any amendments to or waivers from the Code of Business Conduct and Ethics will be disclosed on our website. Information contained on our website is not part of, or incorporated by reference into, this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Summary Risk Factors

An investment in our common shares involves a high degree of risk. You should carefully read and consider the risks discussed below and described more fully along with other risks in Part I, Item 1A "Risk Factors" of this report, before investing in our common shares. The following summarizes what we believe to be the most significant risks of purchasing or owning our securities based on information currently available to us. Additional unknown risks may also impair our financial performance and business operations. Our business, financial condition, and/or results of operation may be materially adversely affected by the nature and impact of these risks. In such case, the market value of our securities could be detrimentally affected, and investors may lose part or all of the value of their investment. You should carefully consider the risks and uncertainties described below.

Risks Related to Our Business

- Recent macroeconomic trends, including inflation and rising interest rates, may adversely affect our business, financial condition, and results of operations.
- Economic and other conditions that negatively affect geographic areas in which we conduct business could materially adversely affect our business, financial condition, or results of operations.
- Our portfolio is concentrated in health care properties, making us dependent on the health care industry generally, and possibly more vulnerable economically than if our investments were diversified across different industries.
- Cybersecurity incidents, attacks, or other significant disruptions of our information technology systems or the information technology systems of our third party property managers could disrupt our business and result in the compromise of confidential information of ours and third parties, including our tenants.
- Our health care properties and tenants face competition and we may not realize the benefits that we anticipate from focusing on health care properties that are strategically aligned with a care delivery system and from the relationships established through such strategic alignments.
- We may not be successful in identifying and consummating suitable investment acquisitions or investment opportunities, which may impede our growth and negatively affect our business, financial condition, and results of operations.
- We have and may in the future make investments in development projects, which may not yield anticipated returns which could directly affect our operating results and reduce the amount of funds available for distributions.
- Environmental compliance costs and liabilities associated with owning, leasing, developing, and operating our properties may affect our results of operations.
- Our business and operations and those of our tenants have been and may continue to be adversely affected by the COVID-19 pandemic.

Risks Related to the Health Care Industry

- The health care industry is heavily regulated, and new laws or regulations, changes to existing laws, regulations, health policies, or reimbursement levels from third-party payors, loss of licensure or failure to obtain licensure could adversely impact our company and result in the inability of our tenants to make rent payments to us.
- Changes to health care laws and regulations, including to government reimbursement programs such as Medicare and reimbursement rates applicable to our current and future tenants, could have a material adverse effect on the financial condition of our tenants and, consequently, their ability to meet obligations to us.
- Our tenants and our company are subject to fraud and abuse laws, the violation of which, by a tenant, may jeopardize the tenant's ability to make rent payments to us.
- The COVID-19 pandemic has adversely affected the operations and financial condition of our tenants and operators and could continue to adversely affect their operations and financial condition in the future, which may negatively impact our tenants' and operators' ability to meet their obligations to us.

Risks Related to the Real Estate Industry

- Our operating performance is subject to risks associated with the real estate industry, including vacancies or our inability to lease space on favorable terms, our inability to collect rent from tenants, changes in the demand for certain health care-related properties, and impacts from periods of economic slowdown or recession such as the recent U.S. economic downturn.
- We face risks associated with the potential impacts of severe weather events and climate change.

- Our investments in, or originations of, mezzanine and term loans will be subject to specific risks relating to the particular property or entity obligated to repay the loan, and our loans will involve greater risks of loss than senior loans secured by income-producing properties.

Risks Related to Financings

- Required payments of principal and interest on our indebtedness may leave us with insufficient cash to operate our properties or to pay the distributions currently contemplated or necessary to qualify as a REIT and may expose us to the risk of default under our debt obligations.
- We rely upon external sources of capital to fund future capital needs, and, if we encounter difficulty in obtaining such capital, we may not be able to make future acquisitions necessary to grow our business or meet maturing obligations.

Risks Related to Our Portfolio and Structure

- Our business could be harmed if key personnel terminate their employment with us or if we are unsuccessful in integrating new personnel into our operations.
- Certain provisions of Maryland law, the Trust's declaration of trust and the partnership agreement of the Operating Partnership contain limits and restrictions on the transferability of our outstanding shares of beneficial interest, which may have the effect of delaying, discouraging or preventing a transaction or change of control of our company.

Risks Related to Our Qualification and Operation as a REIT

- If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that would substantially reduce funds available for distributions to our shareholders.
- Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

Risks Related To Our Business

Our performance is subject to general economic conditions and risks associated with our real estate assets.

Income from and the value of our properties may be adversely affected by, among other things:

- an economic crisis in the United States or globally that results in increased budget deficits and weakened financial condition of international, national, and local governments, which may lead to reduced governmental spending, tax increases, job losses, increased interest rates, currency devaluations, defaults on debt obligations, or other adverse economic events;
- other periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur;
- tenant turnover, the attractiveness of our properties to potential tenants, and changes in supply of, or demand for, similar or competing properties in an area (including from general overbuilding or excess supply in the market);
- changes in the cost or availability of insurance;
- unanticipated changes in costs associated with adverse environmental conditions;
- periods of tight money supply;
- future terrorist attacks, which may result in declining economic activity, which could reduce the demand for, and the value of, our properties, and may adversely affect our tenants' business and their ability to continue to honor their existing lease; and
- disruptions in the global supply chain caused by political, regulatory, or other factors, including geopolitical developments outside the United States.

In addition, our investments could be materially adversely affected by changes in national and international political, environmental, and socioeconomic circumstances, including the escalating conflict between Russia and Ukraine or actions taken by governments in response to the conflict.

Rising interest rates may adversely affect our business, financial condition, and results of operations. Increases in interest rates have increased and may continue to increase our interest expense and adversely affect our cash flows, our ability to service our indebtedness, and our ability to make distributions to our shareholders, and could cause our stock price to decline. Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

During the fiscal year ended December 31, 2022, inflation in the United States increased and is currently expected to continue at an elevated level in 2023. Rising inflation increases our variable rate debt and general and administrative expenses and other costs. In 2022, the Federal Reserve began significantly raising interest rates and is expected to continue to raise interest rates to combat inflation and restore price stability into 2023.

The dividend yield on common shares (as a percentage of the price of our common shares) relative to market interest rates is one of the factors that influences the market price of our common shares. Increases in interest rates will increase interest cost on new fixed and variable debt and on existing variable rate debt. Such increases in the cost of capital have adversely impacted our ability to acquire and develop properties and may impact our ability to refinance existing debt, and could cause our earnings and funds available for distribution to decline. Additionally, increased interest rates may also result in less liquid property markets, limiting our ability to sell assets or contribute existing assets to a joint venture.

Further increases in market interest rates may lead prospective purchasers of our common shares to expect a higher dividend yield (with a resulting decline in the market price of our common shares) and higher interest rates would likely increase our borrowing costs for both our existing and future indebtedness and potentially decrease funds available for distribution. Thus, higher market interest rates have caused and could continue to cause the market price of our common shares to decrease.

Additionally, as of December 31, 2022, we had approximately $298.2 million of variable-rate indebtedness outstanding that has not been swapped for a fixed interest rate. Certain indebtedness in the future, including borrowings under our unsecured revolving credit facility since December 31, 2022, and thereafter, will be subject to variable interest rates. Increases in interest rates on any variable rate indebtedness will increase our interest expense, which could adversely affect our cash flow and our ability to pay distributions to our shareholders.

In certain cases, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements. Hedging involves risks, such as the risk that the counterparty may fail to honor its obligations under an arrangement, that the arrangements may not be effective in reducing our exposure to interest rate changes, that these arrangements may result in higher interest rates than we would otherwise have, and that a court could rule that such an agreement is not legally enforceable. In addition, we may be limited in the type and amount of hedging transactions that we may use in the future by our need to satisfy the REIT income tests under the Code. Failure to hedge effectively against interest rate changes may have an adverse effect on our business, financial condition, results of operations, our ability to make distributions to our shareholders, and the market price of our common shares.

Economic and other conditions that negatively affect geographic areas in which we conduct business, and in particular Texas, and other areas to which a greater percentage of our revenue is attributed could materially adversely affect our business, results of operations, and financial condition.

Our operating results depend upon our ability to maintain and increase occupancy levels and rental rates at our properties. Adverse economic or other conditions in the geographic markets in which we operate, including periods of economic slowdown or recession, industry slowdowns, periods of deflation, relocation of businesses, changing demographics, pandemics, hurricanes, tornadoes, floods, the effects of climate change, earthquakes and other natural disasters, fires, terrorist acts, migrant crises, civil disturbances or acts of war, and other man-made disasters which may result in uninsured or underinsured losses, and changes in tax, real estate, zoning, and other laws and regulations, may lower our occupancy levels and limit our ability to increase rents or require us to offer rental concessions.

As of December 31, 2022, approximately 1.9 million square feet of our gross leasable area and $49.2 million of our total consolidated annualized base rent was derived from properties located in Texas (12.0% of our gross leasable area and 13.7% of our total consolidated annualized base rent). As a result of this geographic concentration, we are particularly exposed to downturns in the Texas economy or other changes in local real estate market conditions. Any material change in the current payment programs or regulatory, economic, environmental, or competitive conditions in Texas could have a disproportionate effect on our overall business results. In the event of negative economic or other changes in any of the markets in which we conduct business, our business, financial condition, and results of operations, our ability to make distributions to our shareholders, and the market price of our common shares may be adversely affected.

One of our strategies is to capitalize on shifting consumer preferences and other demographic and market trends by pursuing off-campus properties consistent with our investment philosophy and strategies. We may not be successful in identifying and acquiring suitable off-campus properties that meet our investment criteria or that we can acquire on satisfactory terms. Further, if such preferences and trends do not continue, such off-campus properties may not produce the expected benefits or command the same rent as our on-campus affiliated properties, and we may not be able to lease such properties on terms acceptable to us, or at all. If we are unable to successfully acquire, lease, and operate such off-campus properties, our business, financial condition, and results of operations could be adversely impacted.

Our real estate investments are concentrated in health care properties, and any downturn in the health care industry could materially affect our business.

We acquire, own, manage, operate, and selectively develop properties for lease primarily to physicians, hospitals, and health care delivery systems. We are subject to risks inherent in concentrating investments in real estate, and further from the concentration of our investments in the health care sector. Any adverse effects that result from these risks could be more pronounced than if we diversified our investments outside of health care properties. Given our concentration in this sector, our tenant base is especially concentrated and dependent upon the health care industry generally, and any industry downturn could adversely affect the ability of our tenants to make lease payments and our ability to maintain current rental and occupancy rates. Our tenant mix could become even more concentrated if a significant portion of our tenants practice in a particular medical field or are reliant upon a particular health care delivery system. Accordingly, a downturn in the health care industry generally, or in the health care-related facility specifically, could adversely affect our business, financial condition, and results of operations, our ability to make distributions to our shareholders, and the market price of our common shares.

Any failure, inability, or unwillingness by our tenants to pay rent or other amounts under leases could materially adversely affect our financial results; we may have difficulty finding suitable replacement tenants in the event of a tenant default or non-renewal of our leases, especially for our properties located in smaller markets.

Our portfolio of health care properties is leased to physicians, hospitals, health care delivery systems, and other health care providers and our revenues are subject to the financial strength of our tenants. We cannot provide assurance that our tenants will have sufficient assets, income, and access to financing to enable them to satisfy their respective obligations to us, and any failure, inability or unwillingness by our tenants to do so could adversely affect our financial results.

We cannot predict whether our tenants will renew or extend existing leases beyond their current terms. Nearly all of our properties are subject to leases which have multi-year terms. As of December 31, 2022, leases representing 4.7% and 5.5% of leased square feet at our consolidated properties will expire in 2023 and 2024, respectively, and leases representing 0.9% of leased square feet had expired as of December 31, 2022. If any of our leases are not renewed or extended, or if a tenant defaults under the terms of its lease or becomes insolvent, we would attempt to relet those spaces or properties to other tenants or new tenants. In case of non-renewal, we generally have advance notice before expiration of the lease term to arrange for reletting or repositioning of the spaces or the properties and our tenants are required to continue to perform all of their obligations (including the payment of all rental amounts) under the non-renewed leases until such expiration. However, following expiration of a lease term or if we exercise our right to replace a tenant in default, rental payments on the related properties could decline or cease altogether while we relet or reposition the spaces or the properties with suitable replacement tenants. We also might not be successful in identifying suitable replacement tenants or entering into leases with new tenants on a timely basis or on terms as favorable to us as our current leases, or at all, and we may be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs, and maintenance expenses) to preserve or improve the value of, and avoid the imposition of liens on, our properties while they are being relet or repositioned. Our ability to relet or reposition our properties, or spaces within our properties, with suitable tenants could be significantly delayed or limited by state licensing, receivership, CON or other laws, as well as by the Medicare and Medicaid change-of-ownership rules. We could also incur substantial additional expenses in connection with any licensing, receivership, or change-of-ownership proceedings. In addition, our ability to locate suitable replacement tenants could be impaired by the specialized health care uses or contractual restrictions on use of the properties, and we may be required to spend substantial amounts to adapt the properties to other uses. Any such delays, limitations and expenses could adversely impact our ability to collect rent, obtain possession of leased properties, or otherwise exercise remedies for tenant default and could have a material adverse effect on us or cause us to take an impairment charge on a property.

All of these risks may be greater in smaller markets, where there may be fewer potential replacement tenants, making it more difficult to replace tenants, especially for specialized spaces, like hospital or outpatient treatment facilities located in our properties, and could have a material adverse effect on us.

If the business, financial position, or results of operations of CommonSpirit or one or more of our CommonSpirit- tenants suffer or are adversely affected, it could have a material adverse effect on our business, financial position, or results of operations.

As of December 31, 2022, tenants affiliated with CommonSpirit, represented approximately 14.8% of our total consolidated annualized base rent. Although CommonSpirit is not a party to nor a guarantor of the related lease agreements, it controls each of the subsidiaries and affiliates that are parties to a master lease agreement we have with CommonSpirit tenants. Given this control, if CommonSpirit's business, financial position, or results of operations suffer or are adversely affected, it could adversely affect its ability to provide any financial or operational support for the subsidiaries and affiliates it controls, which could adversely affect one or more of the CommonSpirit-affiliated tenants' ability to pay rent to us. In addition, if CommonSpirit were to cause its subsidiaries or affiliates to terminate any of their leases, vacate the leased premises, or consolidate, downsize, or relocate their operations from any of our premises, or if the subsidiaries and affiliates do not comply with the health care regulations to which the leased properties and operations are subject, we may be required to find other lessees for any affected leased properties and there could be a decrease or cessation of rental payments by CommonSpirit's subsidiaries and affiliates. Additionally, if CommonSpirit's business, financial position, or results of operations were to suffer or its credit ratings were to be downgraded, it could cause investors to lose confidence in our ability to collect rent from CommonSpirit-affiliated tenants and could cause our stock price to decline. Moreover, there can be no assurance that CommonSpirit's subsidiaries and affiliates will have sufficient assets, income, and access to financing to enable them to satisfy their payment obligations under their lease agreements. The inability of any of these subsidiaries and affiliates to meet their rent obligations could materially adversely affect our business, financial position, or results of operations including our ability to pay dividends to our stockholders as required to maintain our status as a REIT. The inability of CommonSpirit's subsidiaries and affiliates to satisfy their other obligations under their lease agreements such as the payment of taxes, insurance, and utilities could have a material adverse effect on the condition of the leased properties as well as on our business, financial position, and results of operations. For these reasons, if CommonSpirit were to experience a material adverse effect on its business, financial position, or results of operations, our business, financial position, or results of operations could also be materially adversely affected.

Cybersecurity incidents could disrupt our business and result in the compromise of confidential information.

Our business is at risk from and may be impacted by cybersecurity attacks, or other significant disruptions to the Company's information technology systems involving us, our MOBs, our tenants, or any third party property managers, including attempts to gain unauthorized access to our confidential data and to block access to our data, and other electronic security breaches, including those resulting from human error or technology failures. Cybersecurity incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. These cybersecurity risks may be heightened as a result of our tenants increased use of telehealth services. Such cyber attacks can range from individual attempts to gain unauthorized access to our information technology systems to more sophisticated security threats. In the past, we have experienced cybersecurity breaches, which to date have not had a material impact on our operations, but there can be no assurance that any future breach or disruption will not have a material adverse effect on our business, financial condition or operations. While we employ a number of measures to prevent, detect and mitigate these threats, there is no guarantee such efforts will be successful in preventing a cyber attack. Even well-protected information technology systems remain vulnerable, as techniques used in such attempted attacks continually evolve and in some cases are designed not to be detected and may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.

In addition, we rely on third party property managers to manage certain of our properties and real estate assets. We face risks associated with cybersecurity attacks or breaches affecting such third party property managers. A cybersecurity attack or a security breach at any such third party could be perceived as a cybersecurity attack or a breach of our information technology systems. Cybersecurity incidents or other disruptions could disrupt our business, compromise confidential information of ours and third parties, including our tenants, damage our reputation, and subject us to liability claims or regulatory penalties, all of which could have an adverse effect on our business, financial condition, and results of operations.

We have and may in the future make investments in joint ventures, which could be adversely affected by our lack of decision-making authority, our reliance upon our joint venture partners' financial condition, any disputes that may arise between us and our joint venture partners and our exposure to potential losses from the actions of our joint venture partners.

We have and may in the future make co-investments with third parties through partnerships, joint ventures, or other entities, acquiring noncontrolling interests in or sharing responsibility for the management of the affairs of a property, partnership, joint venture or other entity. Joint ventures generally involve risks not present with respect to our wholly-owned properties, including the following:

- our joint venture partners may make decisions with which we disagree or that are not in our best interest;
- we may be prevented from taking actions that are opposed by our joint venture partners;
- our ability to transfer our interest in a joint venture to a third party may be restricted;
- our joint venture partners might become bankrupt or fail to fund their share of required capital contributions which may delay construction or development of a health care related facility or increase our financial commitment to the joint venture;
- our joint venture partners may have economic or business interests or goals with respect to the health care related facility or the joint venture that are or become inconsistent with our business interests and goals which could increase the likelihood of disputes regarding the ownership, management, or disposition of the health care related facility or the joint venture may compete with us for property acquisitions;
- disputes may develop with our joint venture partners over decisions affecting the health care related facility or the joint venture which may result in litigation or arbitration that would increase our expenses and distract our officers and/or trustees from focusing their time and effort on our business and possibly disrupt the daily operations of the health care related facility;
- we may suffer losses as a result of the actions of our joint venture partners with respect to our joint venture investments; and
- our joint venture partners may be structured differently than us for tax purposes, which could create conflicts of interest and risks to our REIT status.

Joint venture investments involve risks that may not be present with other methods of ownership. In addition to those risks identified above, our partners may be in a position to take action or withhold consent contrary to our instructions or requests. In the future, in certain instances, we or our partners may have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partners' interest, at a time when we otherwise would not have initiated such a transaction. Our ability to acquire our partners' interest may be limited if we do not have sufficient cash, available borrowing capacity, or other capital resources. In such event, we may be forced to sell our interest in the joint venture when we would otherwise prefer to retain it. Joint ventures may require us to share decision-making authority with our partners, which could limit our ability to control the properties in the joint ventures. Even when we have a controlling interest, certain major decisions may require partner approval, such as the sale, acquisition, or financing of a property.

Our health care properties and tenants face competition from nearby hospitals and other health care properties, and we may not realize the benefits that we anticipate from focusing on health care properties that are strategically aligned with a health care delivery system and from the relationships established through such strategic alignments. Further, we may not be able to maintain or expand our relationships with our existing and future hospital and health care delivery system clients.

As part of our business strategy, we focus on health care properties that are strategically aligned with a health care delivery system by (i) seeking to acquire, own, manage, and develop health care properties that are located on medical campuses where the underlying land is owned by a health care delivery system or by us, or (ii) seeking to acquire, own, manage, and develop health care properties located in close proximity to a health care delivery system or strategically aligned with a health care delivery system through leasing or other arrangements. We may not realize the benefits that we anticipate as a result of these strategic relationships, such as increased rents and reduced tenant turnover rates as compared to health care properties that are not strategically aligned. Moreover, building a portfolio of health care properties that are strategically aligned does not assure the success of any given property. The associated health care delivery system may not be successful and the strategic alignment that we seek for our health care properties could dissolve, and we may not succeed in replacing them. In addition, our health care properties, the associated health care delivery systems with which our health care properties are strategically aligned, and our tenants may be unable to compete successfully with nearby hospitals, medical practices, other health care properties that provide comparable services, pharmacies, and other retailers, like CVS, Walmart, Walgreens, and others, that may initiate or expand health care clinic operations and services to compete with our tenants. Any of our properties may be materially and adversely affected if the health care delivery system with which it is strategically aligned is unable to compete successfully. If we do not realize the benefits that we anticipate from our business strategy and our strategic alignments dissolve and we are not successful in replacing them, our reputation, business, financial results, and prospects may be adversely affected.

The success of our business depends, to a large extent, on our current and future relationships with hospital and health care delivery system clients. We invest a significant amount of time to develop, maintain, and be responsive to these relationships, and our relationships have helped us to secure acquisition and development opportunities, as well as other advisory, property management, and projects, with both new and existing clients. If our relationships with hospital or health system clients deteriorate, if a conflict of interest or non-compete arrangement prevents us from expanding these relationships, or if a hospital on or near whose campus one of our properties is located fails or becomes unable to meet its financial obligations, the business of our tenants could be adversely affected or our ability to secure new acquisition and development opportunities or other advisory, property management, and hospital project management projects could be adversely impacted and our professional reputation within the industry could be damaged.

We may not be successful in identifying and completing off-market acquisitions and other suitable acquisitions or investment opportunities, which may impede our growth and adversely affect our business, financial condition, and results of operations.

An important component of our growth strategy is to acquire "off-market" properties before they are widely marketed by the owners. Facilities that are acquired off-market are typically more attractive to us as a purchaser because of the absence of a formal marketing process, which could lead to higher prices or other unattractive terms. If we cannot obtain off-market deal flow in the future, our ability to locate and acquire facilities at attractive prices could be adversely affected. We expect to compete with many other entities engaged in real estate investment activities for acquisitions of health care properties, including national, regional, and local operators, acquirers and developers of health care-related real estate properties, and other investors such as private equity firms, some of whom may have greater financial resources and lower costs of capital than we do. The competition for health care-related real estate properties has increased the price that we must pay for health care properties or other assets that we seek to acquire, and our competitors may succeed in acquiring those properties or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive because they may have greater resources, may be willing to pay more for the properties, or may have a more compatible operating philosophy. In particular, larger REITs that target health care properties may enjoy significant competitive advantages that result from, among other things, a lower cost of capital, enhanced operating efficiencies, more personnel and market penetration, and familiarity with markets. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. Increased competition has increased demand for these assets and therefore increases prices paid for them. Those higher prices for health care properties or other assets may adversely affect our returns from our investments.

We have and may in the future make investments in development projects, which may not yield anticipated returns which could directly affect our operating results and reduce the amount of funds available for distributions.

A component of our growth strategy is exploring development opportunities, some of which may arise through strategic joint ventures. In deciding whether to make an investment in a particular development, we make certain assumptions regarding the expected future performance of that property. To the extent that we consummate development opportunities, our investment in these projects will be subject to the following risks:

- we may not be able to obtain financing for development projects on favorable terms or at all;
- we may not complete development projects on schedule or within budgeted amounts;
- we may encounter delays in obtaining or fail to obtain all necessary zoning, land use, building, occupancy, environmental and other governmental permits and authorizations, or underestimate the costs necessary to develop the property to market standards;
- development or construction delays may provide tenants the right to terminate preconstruction leases or cause us to incur additional costs;
- volatility in the price of construction materials or labor may increase our development costs;
- hospitals or health systems may maintain significant decision-making authority with respect to the development schedule;
- we may incorrectly forecast risks associated with development in new geographic regions;
- tenants may not lease space at the quantity or rental rate levels projected;
- demand for our development project may decrease prior to completion, including due to competition from other developments; and
- lease rates and rents at newly developed properties may fluctuate based on factors beyond our control, including market and economic conditions.

If our investments in development projects do not yield anticipated returns for any reason, including those set forth above, our business, financial condition, and results of operations, our ability to make distributions to our shareholders and the trading price of our common shares may be adversely affected.

Some of our existing properties are, and properties we acquire in the future may be, subject to ground leases with fixed lease terms, use restrictions, rights reserved by ground lessors, and restrictions on doing business with competitors.

Ninety-seven of our consolidated properties, representing approximately 51.3% of our total leasable square feet and 51.0% of our annualized revenue based on rental payments as of December 31, 2022, are subject to ground leases that contain certain fixed lease terms and use restrictions and rights reserved by ground lessors. As a lessee under a ground lease, we are exposed to the possibility of losing the property upon expiration of the initial term, and any extension terms of the ground lease, or upon the earlier termination of the ground lease due to our breach of the ground lease. Our ground leases typically include restrictions on our ability to lease space to competitors and to other tenants who are not affiliated with, or on the staff of, the hospital or health system that owns the land underlying the MOB and limits the types of medical procedures that our tenants may perform in the MOB. Our ground leases also include rights reserved by the hospitals or health systems that own the underlying land, like purchase rights and rights of first offer and first refusal with respect to sales of the property. Our ground leases also restrict us from selling the property to competitors, usually within certain geographic limitations.

If we are required to accept lower rental rates than anticipated or if we are required to undertake significant capital expenditures to procure new tenants, then our business and results of operations may suffer.

Our growth could be impeded if we are required to lease or re-lease space in our MOBs at lower than expected rental rates, including annual rent escalators. We may not be able to lease or re-lease space on terms that are favorable to us or at all. Further, we may be required to undertake significant capital expenditures to renovate or reconfigure space to attract new tenants. If we are unable to promptly lease or re-lease space in our MOBs, if the rates upon such leasing or re-leasing are significantly lower than expected, or if we are required to undertake significant capital expenditures in connection with leasing or re-leasing the space in our MOBs, our business, financial condition and results of operations, our ability to make distributions to our shareholders, and the market price of our common shares may be adversely affected.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flows.

We maintain, and we require our tenants, property managers, and vendors to maintain when appropriate, desirable, or necessary, comprehensive liability property (including fire, flood, earthquake, wind as deemed necessary or as required by our lenders), extended coverage, builders risk, pollution, and business interruption and rental loss insurance with respect to our properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to pandemics and other communicable diseases, riots, acts of war, or terrorism. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flows from a health care-related facility. If any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss. In addition, future lenders may require such insurance, and our failure to obtain such insurance could constitute a default under loan agreements. We may determine not to insure some or all of our properties at levels considered customary in our industry, which would expose us to an increased risk of loss. As a result, our business, financial condition, and results of operations, our ability to make distributions to our shareholders, and the market price of our common shares may be adversely affected.

Environmental compliance costs and liabilities associated with owning, leasing, developing, and operating our properties may affect our results of operations.

Under various U.S. federal, state, and local laws, ordinances, and regulations, current and prior owners and tenants of real estate may be jointly and severally liable for the costs of investigating, remediating, and monitoring certain hazardous substances or other regulated materials on or in such property. In addition to these costs, the past or present owner or tenant of a property from which a release emanates could be liable for any personal injury or property damage that results from such releases, including for the unauthorized release of asbestos-containing materials and other hazardous substances into the air, as well as any damages to natural resources or the environment that arise from such releases. These environmental laws often impose such liability without regard to whether the current or prior owner or tenant knew of, or was responsible for, the presence or release of such substances or materials. Moreover, the release of hazardous substances or materials, or the failure to properly remediate such substances or materials, may adversely affect the owner's or tenant's ability to lease, sell, develop, or rent such property or to borrow by using such property as collateral. Persons who transport or arrange for the disposal or treatment of hazardous substances or other regulated materials may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, regardless of whether or not such facility is owned or operated by such person.

Certain environmental laws impose compliance obligations on owners and tenants of real property with respect to the management of hazardous substances and other regulated materials. For example, environmental laws govern the management and removal of asbestos-containing materials and lead-based paint. In addition, compliance with new laws or regulations or stricter interpretation of existing laws may require us to incur significant expenditures. For example, proposed legislation to address climate change could result in increased capital expenditures to improve the energy efficiency and resiliency of our existing properties. Failure to comply with these laws can result in penalties or other sanctions. If we incur substantial costs to comply with these environmental laws or we are held liable under these laws, our business, financial condition, and results of operations, our ability to make distributions to our shareholders, and the market price of our common shares may be adversely affected.

We may be unable to make distributions which could result in a decrease in the market price of our common shares.

Substantially all of our assets are held through the Operating Partnership, which holds substantially all of its properties and assets through subsidiaries. Our Operating Partnership's cash flow is dependent upon cash distributions to it by its subsidiaries, and in turn, substantially all of the Trust's cash flow is dependent upon cash distributions to it by the Operating Partnership. The creditors of each of our direct and indirect subsidiaries are entitled to payment of that subsidiary's obligation to them, as and when due and payable, before distributions may be made by that subsidiary to its equity holders. Therefore, our Operating Partnership's ability to make distributions to holders of OP Units, including the Trust, depends on its subsidiaries' ability first to satisfy their obligations to their creditors and then to make distributions to the Operating Partnership. Finally, the Trust's ability to pay dividends to holders of common shares depends upon our Operating Partnership's ability to first satisfy its obligations to its creditors and then to make distributions to the Trust.

While we expect to make regular quarterly distributions to the holders of our common shares, if sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distributions from what they otherwise would have been. If cash available for distribution generated by our assets is less than expected, or if such cash available for distribution decreases in future periods from expected levels, our inability to make distributions could result in a decrease in the market price of our common shares. All distributions are made at the discretion of our Board of Trustees. Any inability to make distributions, or to make distributions at expected levels in the future, could result in a decrease in the market price of our common shares.

A failure to meet market expectations with respect to our business could negatively affect the market price of our common shares and thereby limit our ability to raise capital.

The availability of equity capital to us will depend, in part, upon the market price of our common shares which, in turn, will depend upon various market conditions and other factors that may change from time to time. Our failure to meet the market's expectation with regard to future earnings, acquisitions, and investment activity or the capitalization rates or expected return on investments, and amount of any cash distributions may adversely affect the market price of our common shares and, as a result, the cost and availability of equity capital to us.

In addition, the vesting of any restricted shares granted to trustees, executive officers, and other employees under our 2013 Equity Incentive Plan, the issuance of our common shares or OP Units in connection with future property, portfolio or business acquisitions, and other issuances of our common shares, including pursuant to our ATM programs, may cause dilution to our shareholders and could have an adverse effect on the per share market price of our common shares and may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

The income from certain of our properties is dependent on the ability of third party property managers to successfully manage those properties.

We depend upon the performance of third party property managers to effectively manage certain of our properties and real estate assets. Approximately 40.6% of our total portfolio gross leasable area is managed by third party property managers. We do not control third party property managers, and are accordingly subject to various risks generally associated with outsourcing of management of day-to-day activities. The income we recognize from any properties managed by third party property managers is dependent on the ability of the property manager of such property to successfully manage the property, which such property management is not within our control. Property managers generally compete with other companies in the management of properties, with respect to the quality of care provided, reputation, physical appearance of the property, and price and location, among other attributes. A property manager's inability to successfully compete with other companies on one or more of the foregoing aspects could adversely impact our business and results of operations. Additionally, because we do not control third party property managers, any adverse events such as issues related to insufficient internal controls, cybersecurity incidents, or other adverse events may impact the income we recognize from properties managed by such third party property managers. We may be unable to anticipate such events or properly assess the magnitude of any such events because we do not control third party property managers who provide property management services to us.

Our business and operations have and may continue to be adversely affected by the COVID-19 pandemic, and may be adversely affected by other outbreaks of pandemic disease.

The COVID-19 pandemic and the measures taken to address the effects of the pandemic, have had immaterial adverse effects on our business, results of operations, and financial condition. Any other global outbreaks of pandemic disease could have a material adverse effect on our business, results of operations, and financial condition. The extent of the impact of the COVID-19 pandemic on the Company's business, financial condition, and results of operations, including liquidity, capital, and financing resources will depend on numerous evolving conditions that the Company cannot predict.

Adverse economic conditions resulting from the COVID-19 pandemic, especially any downturns in the geographic areas in which we operate, and particularly in Texas and Georgia, or any downturn in the health care industry as a whole, may lower our occupancy levels. In certain cases, we restructured a tenant's long-term rent obligations and may not be able to do so on terms that are as favorable to us as those currently in place.

Certain of our employees work remotely, while many others are on hybrid schedules spending a percentage of each week in the office and the remainder working from home. The effects of periods of remote work arrangements could create increased vulnerability to cybersecurity breaches or incidents involving us or our third party managers, which could disrupt our business, compromise our confidential information and confidential information of our tenants and other third parties, damage our reputation, and subject us to liability claims or regulatory penalties, any and all of which could have an adverse effect on our business, financial condition, and results of operations.

The extent to which the COVID-19 pandemic impacts, and may continue to impact, our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity, and duration of the pandemic including whether there are additional waves, other additional periods of increased COVID-19 cases, or the emergence of other new or more contagious variants that may render vaccines ineffective or less effective. As well as the availability and effectiveness of vaccines or an effective treatment, the willingness of individuals to receive a vaccine or otherwise comply with various mandates, and the direct and indirect economic effects of the pandemic and containment measures, among others. If we are unable to respond and manage the impact of these events, our business, financial condition, and results of operations including liquidity, capital, and financing resources may continue to be adversely affected.

Risks Related to the Health Care Industry

The health care industry is heavily regulated, and new laws or regulations, changes to existing laws and regulations, health policies, reimbursement levels from third-party payors, loss of licensure, or failure to obtain licensure could adversely impact our company and result in the inability of our tenants to make rent payments to us.

The health care industry is heavily regulated by U.S. federal, state, and local governmental authorities. Our tenants generally are subject to laws and regulations covering, among other things, licensure, certification for participation in government programs, billing for services, privacy and security of health information, and relationships with physicians and other referral sources. In addition, new laws and regulations, changes in existing laws and regulations or changes in the interpretation of such laws or regulations could negatively affect our financial condition and the financial condition of our tenants. These changes, in some cases, could apply retroactively. The enactment, timing, or effect of legislative or regulatory changes cannot be predicted.

The Affordable Care Act, along with other U.S. health care reform efforts, has resulted in significant health care reform since it was signed into law in 2010, including by changing how health care services are covered, delivered, and reimbursed through expanded coverage of uninsured individuals and reduced Medicare program spending. The complexities and ramifications of the Affordable Care Act are significant and were implemented in a phased approach which began in 2010. It remains difficult to predict the full effects of the Affordable Care Act and its impact on our business, our revenues, and financial condition and those of our tenants due to the law's complexity, lack of implementing regulations or interpretive guidance, gradual implementation, partial repeal, and possible full repeal. Further, we are unable to foresee how individuals and businesses will respond to the choices afforded them by the Affordable Care Act, or the effect of any potential changes made to the Affordable Care Act or other health care laws and programs. The Affordable Care Act could adversely affect the reimbursement rates received by our tenants, the financial success of our tenants and strategic partners, and consequently us.

On January 20, 2017, then-President Trump issued an Executive Order stating that it is the administration's official policy to repeal the Affordable Care Act and instructing the Secretary of HHS and the heads of all other executive departments and agencies with authority and responsibility under the Affordable Care Act to, among other matters, minimize the economic and regulatory impacts of the Affordable Care Act to the extent permitted by law. On December 22, 2017, the Tax Act was signed into law. The Tax Act, amongst other things, repeals the Affordable Care Act's individual mandate penalty beginning in 2019. The elimination of the penalties does not remove the requirement to obtain health care coverage; however, without penalties there effectively will be no enforcement. On December 14, 2018, a federal district court in Texas ruled that the Affordable Care Act's individual mandate was unconstitutional. President Biden formally revoked President Trump's Executive Order regarding the Affordable Care Act on January 28, 2021. The United States Supreme Court heard the Texas case following a series of appeals, and dismissed the case and upheld the Affordable Care Act in June 2021.

Despite action by the current administration and the Supreme Court's decision to uphold the Affordable Care Act we cannot predict how the Affordable Care Act may be amended or modified, either through the legislative or judicial process, and how any such modification might impact our tenants' operations or the net effect of this law on us. Both our tenants and we may be materially adversely affected by the law or its repeal, amendment, or replacement, and if the operations, cash flows, or financial condition of our operators and tenants are materially adversely impacted by any repeal or modification of the law, our revenue and operations may be materially adversely affected as well.

Additionally, certain of our operators and tenants will be subject to the requirements of the NSA, and at risk for civil monetary penalties for violations of its requirements. This could adversely affect their ability to pay us rent and accordingly, could have a material adverse effect on our financial condition and results of operations. Enforcement of the new IB Regulations could create additional risk of nonpayment given increased costs and the potential for penalties associated with such requirements, though the magnitude of such risk is still uncertain pending further guidance on enforcement from the government.

These quickly evolving (and at time conflicting) laws, regulations or other requirements and court decisions will likely create legal and operational challenges for health care providers, including our tenants that are hospitals, surgery centers, and certain physicians practices, and may exacerbate existing challenges around staffing, leading to increased costs for temporary or contract labor and potential business disruptions, any of which may adversely affect our tenant's ability to pay us rent.

Changes to health care laws and regulations, including to government reimbursement programs such as Medicare and reimbursement rates applicable to our current and future tenants, could have a material adverse effect on the financial condition of our tenants and, consequently, their ability to meet obligations to us.

Statutory, regulatory, and reimbursement policy changes and judicial decisions may impact one or more specific providers that lease space in any of our facilities. The laws and regulations applicable to the health care industry are subject to frequent and substantial changes that may have a dramatic effect on the permissible or impermissible activities, costs of doing business, availability, and amount of reimbursement by both government and other third-party payors, and the costs of complying with such laws and regulations. Such changes could adversely affect the ability of our tenants to make rent payments to us, which may have an adverse effect on our business, operations, and financial condition. This may in turn have an adverse effect on our ability to make distributions to our shareholders and the market price of our common shares.

For example, our tenants are generally subject to laws and regulations covering, among other things, laws protecting consumers against deceptive practices, laws relating to the operation of properties and businesses, such as fire, health and safety, data security and privacy laws, laws affecting hospitals, clinics, and other health care providers that participate in Medicare and/or Medicaid that specify reimbursement rates, pricing, reimbursement procedures, payment policies, HOPD eligibility, quality of services and care, background checks, anti-kickback and physician referral laws, EKRA, the Americans with Disabilities Act of 1990 ("ADA") and similar state and local laws, regulations established by the OSHA, requirements and regulations established by CMS, and other legislation such as the CARES Act and the CAA.

These laws, policies and regulations and any amendments or newly established laws or regulations may have an adverse financial impact on the net operating revenues and profitability of many of our tenants, including MOBs and other physician offices. This could adversely affect their ability to pay us rent and accordingly, could have a material adverse effect on our financial condition and results of operations.

Many states also regulate the establishment and construction of health care facilities and services, and the expansion of existing health care facilities and services through CON laws, which may include regulation of certain types of beds, medical equipment, and capital expenditures. Under such laws, the applicable state regulatory body must determine a need exists for a project before the project can be undertaken. If any of our tenants seeks to undertake a CON-regulated project, but are not authorized by the applicable regulatory body to proceed with the project, or encounter delays in approvals due to the ongoing COVID-19 pandemic, these tenants could be prevented or delayed from operating in their intended manner and could be materially adversely affected.

The application of lower reimbursement rates to our tenants or failure to qualify for existing rates under certain exceptions, the failure to comply with these laws and regulations, or the failure to secure CON approval to undertake a desired project could adversely affect our tenants' ability to make rent payments to us which may have an adverse effect on our business, financial condition, and results of operations, our ability to make distributions to our shareholders, and the market price of our common shares.

Adverse trends in health care provider operations may negatively affect our lease revenues and our ability to make distributions to our shareholders.

The health care industry is currently experiencing, among other things:

- changes in the demand for and methods of delivering health care services, such as telehealth services;
- changes in third party reimbursement methods and policies;
- consolidation and pressure to integrate within the health care industry through acquisitions, joint ventures, and managed service organizations;
- increased scrutiny of billing, pricing, referral, and other practices by U.S. federal and state authorities;
- competition among health care providers;
- staffing and supply chain shortages and increased costs resulting from the COVID-19 pandemic; and
- increased scrutiny of control over release of confidential patient medical information.

These factors may adversely affect the economic performance of some or all of our tenants and, in turn, our lease revenues, which may have a material adverse effect on our business, financial condition, and results of operations, our ability to make distributions to our shareholders, and the market price of our common shares.

Reductions in reimbursement from third party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenants and hinder their ability to make rent payments to us or renew their leases.

Sources of revenue for our tenants typically include private insurance payors, the U.S. federal Medicare program, state Medicaid programs, MCOs, HMOs, and ACOs. Health care providers continue to face government and private payor pressure to control or reduce health care costs and significant reductions in health care reimbursement, including changes to payment methodologies under the Affordable Care Act and other federal or state health care legislation. In some cases, private insurers rely upon all or portions of the Medicare payment systems to determine payment rates which may result in decreased reimbursement from private insurers.

The slowdown in the United States economy has negatively affected state budgets, thereby putting pressure on states to decrease spending on state programs including Medicaid. The need to control Medicaid expenditures may be exacerbated by the potential for increased enrollment in state Medicaid programs due to unemployment and declines in family incomes. Historically, states have often attempted to reduce Medicaid spending by limiting benefits and tightening Medicaid eligibility requirements. Many states have adopted, or are considering the adoption of, legislation designed to enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states' Medicaid systems. On September 15, 2020, CMS advised states on implementing value-based care ("VBC") programs, with a particular emphasis on Medicaid. VBC programs hold providers financially accountable for providing quality care, reducing health disparities, eliminating unnecessary procedures, and lowering costs. Potential reductions to Medicaid program spending in response to state budgetary pressures could negatively impact the ability of our tenants to successfully operate their businesses.

Efforts by payors to reduce health care costs will likely continue which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. A reduction in reimbursements to our tenants from third party payors for any reason could adversely affect our tenants' ability to make rent payments to us which may have a material adverse effect on our businesses, financial condition and results of operations, our ability to make distributions to our shareholders, and the market price of our common shares.

Our tenants and our company are subject to fraud and abuse laws, the violation of which by a tenant may jeopardize the tenant's ability to make rent payments to us.

There are various federal and state laws prohibiting fraudulent and abusive business practices by health care providers who participate in, receive payments from, or are in a position to make referrals in connection with government-sponsored health care programs, including the Medicare and Medicaid programs. Our lease arrangements with certain tenants may also be subject to these fraud and abuse laws.

Violations of these laws may result in criminal and/or significant civil penalties that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments, and/or exclusion from the Medicare and Medicaid programs. In addition, the Affordable Care Act clarifies that the submission of claims for items or services generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. Further, the government has taken the position, and some courts have held, that violations of these and other laws, such as the Stark Law, can also be a violation of the False Claims Act. We expect government enforcement of federal fraud and abuse laws to continue.

Imposition of any of these penalties upon one of our tenants or strategic partners could jeopardize that tenant's ability to operate or to make rent payments or affect the level of occupancy in our health care properties, which may have a material adverse effect on our business, financial condition, and results of operations, our ability to make distributions to our shareholders, and the market price of our common shares. Further, we enter into leases and other financial relationships with health care delivery systems that are subject to or impacted by these laws. We also have other investors who are health care providers in certain of our subsidiaries that own our health care properties. If any of our relationships, including those related to the other investors in our subsidiaries, are found not to comply with these laws, we and our health care provider investors may be subject to significant civil and/or criminal penalties.

Our health care-related tenants may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us, and we could be subject to health care industry violations.

As is typical in the health care industry, our tenants may become subject to claims that their services have resulted in patient injury or other adverse effects. Many of these tenants may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by these tenants may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to these tenants due to state law prohibitions or limitations of availability. As a result, these types of tenants of our health care properties and health care-related facilities operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits.

We also believe that there has been, and will continue to be, an increase in governmental investigations of certain health care providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is generally not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, any settlements of such proceedings, or investigations in excess of insurance coverage, whether currently asserted or arising in the future, could have a material adverse effect on a tenant's financial condition. If a tenant is unable to obtain or maintain insurance coverage, if judgments are obtained or settlements reached in excess of the insurance coverage, if a tenant is required to pay uninsured punitive damages, or if a tenant is subject to an uninsurable government enforcement action or investigation, the tenant could be exposed to substantial additional liabilities, which may affect the tenant's ability to pay rent, which in turn could have a material adverse effect on our business, financial condition, and results of operations, our ability to pay distributions to our shareholders, and the market price of our common shares. We could also be subject to costly government investigations or other enforcement actions which could have a material adverse effect on our business, financial condition, and results of operations, our ability to pay distributions to our shareholders, and the market price of our common shares.

HIPAA was established to set national standards for the confidentiality, security, and transmission of personal health information ("PHI"). Health care providers are required, under HIPAA and its implementing regulations, to protect and keep confidential any PHI. HIPAA also sets limits and conditions on use and disclosure of PHI without patient authorization. The law gives patients specific rights to their health information, including rights to obtain a copy of or request corrections to their medical records. The physician or the medical practice can be liable if there are improper disclosures of PHI, including from employee mishandling of PHI, medical records security breaches, lost or stolen electronic devices, hacking, social media breaches or failure to get patient authorizations. Violations could result in multi-million dollar penalties. Actual or potential violations of HIPAA could subject our tenants to government investigations, litigation or other enforcement actions which could adversely affect our tenants' ability to pay rent and could have a material adverse effect on our business, financial condition, and results of operations, our ability to pay distributions to our shareholders, and the market price of our common shares.

The COVID-19 pandemic is affecting operations and financial condition of tenants and operators and future results of operations could continue to be negatively impacted and, consequently, their ability to meet obligations to us.

Increased demands for care put strain on resources and staff, which may require tenants and operators to utilize higher-cost temporary labor and to pay premiums above standard compensation for essential workers. Even with appropriate protective measures, exposure to COVID-19 increases the risk that physicians, nurses and other workers contract the virus, which could result in workforce disruptions and impact tenants' ability to treat patients who seek care. Tenants and operators may be subject to lawsuits from patients, employees and others exposed to COVID-19 and/or related to vaccine requirements.

The COVID-19 pandemic or disruptions to manufacturing or supply chain operations could further impact the cost of medical supplies, and supply shortages and delays may impact tenants' and operators' ability to treat patients. The pandemic has placed additional stress on information technology systems, and the risk of cybersecurity threats or other disruption to these systems is elevated in the current environment. Broad economic factors resulting from the COVID-19 pandemic, including increased unemployment rates and reduced consumer spending, may impact service volumes and revenues. Business closings and layoffs may lead to increases in the uninsured and underinsured populations and adversely affect demand for services, as well as the ability of patients to pay for services.

The CARES Act and related legislative and regulatory actions have provided relief measures intended to mitigate some of the economic disruption caused by the COVID-19 pandemic; however, interpretations of and regulations relating to these laws are subject to change in ways that may adversely affect tenants' receipt of funding or eligibility to participate. Federal, state, and local governments may consider additional stimulus and relief efforts, but we are unable to predict whether any such measures will be enacted or their impact on tenants' operations. There can be no assurance that the amounts or benefits received under current or future relief measures related to the COVID-19 pandemic will be sufficient to offset negative impacts on the tenants or operators arising from the COVID-19 pandemic.

Trends in the methods of delivering health care services could reduce demand for medical office space.

The health care industry is experiencing, among other things, changes in the demand for and methods of delivering health care services such as telehealth, and telehealth services have also expanded rapidly in response to the COVID-19 pandemic and the need for social distancing. During the COVID-19 pandemic, both government and other third-party payors have incentivized physicians, providers, and patients to utilize technology for medical encounters by paying and reimbursing for such encounters as if they were in-office encounters, and CMS has made several changes in the manner in which Medicare will pay for telehealth visits. It is unclear whether these incentives and other changes will remain in place permanently or will be rolled-back following the COVID-19 pandemic, although the Company expects that the availability and popularity of patients using telehealth services will continue to increase from pre-COVID levels over time. While the revenues and efficiencies of telehealth services may increase the service offerings of our tenants, a long-term increase in telehealth services could reduce demand for medical office space, which could increase non-renewal of leases by our tenants and adversely impact our ability to maintain current rental and occupancy rates and could adversely affect our revenues, financial condition, and results of operations.

Risks Related to the Real Estate Industry

Our operating performance is subject to risks associated with the real estate industry.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for distributions as well as the value of our properties. These events include, but are not limited to:

- vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights, or tenant-favorable renewal options;
- inability to collect rent from tenants;

- competition from other real estate investors with significant capital, including other real estate operating companies, REITs, and institutional private equity or other investment funds;
- reductions in the level of demand for health care properties and changes in the demand for certain health care-related properties;
- increases in the supply of medical office space;
- increases in expenses associated with our real estate operations, including, but not limited to, insurance costs, third party management fees, energy prices, real estate assessments, and other taxes and costs of compliance with laws, regulations and governmental policies, and restrictions on our ability to pass such expenses on to our tenants; and
- changes in, and changes in interpretation or enforcement of, laws, regulations, and governmental policies associated with real estate, including, without limitation, health, safety, environmental, real estate and zoning and tax laws, increases in real property tax rates and taxation of REITs, governmental fiscal policies, and the ADA.

In addition, periods of economic slowdown or recession, such as the recent U.S. economic downturn, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. If we cannot operate our properties to meet our financial expectations, our business, financial condition, results of operations, cash flow, per share market price of our common shares, and ability to satisfy our debt service obligations and to make distributions to our shareholders could be adversely affected.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of any of our properties.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our properties in response to changing economic, financial, and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any of our properties for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us or at all. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of any of our properties. We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure that we will have funds available to correct those defects or to make those improvements.

In acquiring a property, we may agree to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed on that property. These transfer restrictions would impede our ability to sell a property even if we deem it necessary or appropriate. These facts and any others that would impede our ability to respond to adverse changes in the performance of our properties may have an adverse effect on our business, financial condition, results of operations, or ability to make distributions to our shareholders and the market price of our common shares.

Uncertain market conditions could cause us to sell our health care properties at a loss in the future.

We intend to hold our various real estate investments until such time as we determine that a sale or other disposition appears to be advantageous to achieve our investment objectives. Our Executive Leadership and the Trust's Board of Trustees may exercise their discretion as to whether and when to sell a property, and we will have no obligation to sell our buildings at any particular time. We generally intend to hold our health care properties for an extended period of time, and we cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Because of the uncertainty of market conditions that may affect the future disposition of our health care properties, we may not be able to sell our properties at a profit in the future or at all. In addition, if we are unable to access the capital markets for financing in the future, we may need to sell some of our properties to raise capital. We may incur prepayment penalties in the event that we sell a property subject to a mortgage earlier than we otherwise had planned. Additionally, we could be forced to sell health care properties at inopportune times which could result in us selling the affected property at a substantial loss. Accordingly, the extent to which we will pay cash distributions and realize potential appreciation on our real estate investments will, among other things, be dependent upon fluctuating market conditions. Any inability to sell a health care property could adversely impact our ability to make debt payments and distributions to our shareholders.

We face risks associated with the potential impacts of severe weather events and climate change.

Severe weather events and climate change are highly uncertain and could have material adverse effects on our properties, operations, and business. To the extent that severe weather events, such as hurricanes, floods, tornadoes, earthquakes, blizzards, and extreme cold, or significant changes in climate occur in the geographic locations where our properties are located or cause damage to any of the properties, we may experience revenue loss, cost increase, construction delays, tenant disruption or displacement of their operations, and decreased demand for properties located in such geographic areas or affected by such changes. Climate change and severe weather may also have indirect effects on our business by increasing the cost of, or decreasing the availability of, property insurance on terms we find acceptable, by increasing the cost of energy, maintenance, repair of water and/or wind damage, and snow removal at our properties. In addition, changes in federal and state laws and regulations intended to reduce the impacts of climate change could result in, among other things, increased capital expenditures to improve energy efficiency at our properties, increased costs of property insurance or render such insurance unavailable on terms acceptable to us, and increased costs of developing properties without corresponding increases in revenue.

Our assets may be subject to impairment charges.

We periodically evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, tenant performance, and legal structure. For example, the termination of a lease by a major tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset, which could have an adverse effect on our results of operations in the period in which the impairment charge is recorded. We have had tenant defaults that have caused us to record impairment charges in the past, and it is possible we may have tenant defaults in the future, which could lead to impairment charges.

Our investments in, or originations of, mezzanine and term loans will be subject to specific risks relating to the particular property or entity obligated to repay the loan, and our loans will involve greater risks of loss than senior loans secured by income-producing properties.

As of December 31, 2022, we have eight mezzanine loans, five term loans, and one construction loan outstanding, and in the future, we may originate further loans. These investments involve special risks relating to the particular borrower, including its financial condition, liquidity, results of operations, business, and prospects. We may also originate other real estate-related investments which take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property or other properties. These types of assets involve a higher degree of risk than long-term senior mortgage lending secured by income producing real property because the loan is in a subordinated position and there may not be sufficient proceeds remaining to repay the loan after foreclosure and sale of the property by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy such loan. If a borrower defaults on a loan or debt senior to our loan, or in the event of a borrower bankruptcy, such loan will be satisfied only after the senior debt. We may be unable to enforce guaranties of payment and/or performance given as security for some loans. As a result, we may not recover some or all of our initial expenditure. Mezzanine and term loans may partially finance the construction of real estate projects and so involve additional risks inherent in the construction process, such as adherence to budgets and construction schedules. In addition, mezzanine and term loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. Significant losses related to our mezzanine and term loans would result in operating losses for us and may limit our ability to make distributions to our shareholders.

Risks Related to Financings

Required payments of principal and interest on borrowings may leave us with insufficient cash to operate our properties or to pay the distributions currently contemplated or necessary to qualify as a REIT and may expose us to the risk of default under our debt obligations.

We historically borrow on our unsecured revolving credit facility to acquire properties. Then, as market conditions dictate, we have issued equity or long-term fixed rate debt to repay borrowings under our unsecured revolving credit facility. We are subject to risks associated with debt financing, including the risk that existing indebtedness may not be refinanced or that the terms of refinancing may not be as favorable as the terms of current indebtedness. The majority of our borrowings were completed under indentures or contractual agreements that limit the amount of indebtedness we may incur. Accordingly, in the event that we are unable to raise additional equity or borrow money because of these limitations, our ability to acquire additional properties may be limited.

As of December 31, 2022, we had approximately $164.9 million of mortgage debt on individual properties and approximately $193.0 million of borrowings outstanding under our unsecured credit facility. In addition, in January 2016,

August 2016, March 2017, December 2017, and October 2021 we issued and sold $150.0 million, $75.0 million, $400.0 million, $350.0 million, and $500.0 million respectively, aggregate principal amount of senior notes. We expect to incur additional debt in the future. We do not anticipate that our internally generated cash flow will be adequate to repay our existing indebtedness upon maturity, and, therefore, we expect to repay our indebtedness through refinancings and future offerings of equity and debt securities, either of which we may be unable to secure on favorable terms or at all. Our level of debt and the limitations imposed upon us by our debt agreements could have adverse consequences, including the following:

- our cash flow may be insufficient to meet our required principal and interest payments;
- we may be unable to borrow additional funds as needed or on favorable terms, including to make acquisitions;
- we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;
- because a portion of our debt bears, or is expected to bear, interest at variable rates, an increase in interest rates could materially increase our interest expense;
- we may fail to effectively hedge against interest rate volatility;
- we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms if we are able to do so at all;
- our leverage could place us at a competitive disadvantage compared to our competitors who have less debt;
- we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;
- we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases;
- we may violate financial covenants contained in our various loan documents which would cause a default on our obligations, giving lenders various remedies, including increased interest rates, foreclosure, and liability for additional expenses;
- we may inadvertently violate non-financial restrictive covenants in our loan documents, such as covenants that require us to maintain the existence of entities, maintain insurance policies and provide financial statements, which would entitle the lenders to accelerate our debt obligations; and
- our default under any of our mortgage loans with cross-default or cross-collateralization provisions could result in default on other indebtedness and result in the foreclosures of other properties.

The realization of any or all of these risks may have an adverse effect on our business, financial condition, and results of operations, our ability to make distributions to our shareholders, and the market price of our common shares.

As of December 31, 2022, we had approximately $193.0 million of borrowings outstanding under our unsecured credit facility. Since 2016, we have issued an aggregate of $1.5 billion of debt. All of these items are senior to our common shares upon liquidation, and we may in the future make offerings of debt or preferred equity securities which may be senior to our common shares for purposes of dividend distributions or upon liquidation, any of which may materially adversely affect the per share market price of our common shares.

As of December 31, 2022, there were approximately $193.0 million of borrowings outstanding under our unsecured credit facility. Since 2016, we have issued $1.5 billion of aggregate principal amount of senior notes. In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing the Operating Partnership to issue debt securities), including medium-term notes, senior or subordinated notes, and classes or series of preferred shares. Upon liquidation, holders of our debt securities and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common shares. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences, and privileges more favorable than those of our common shares and may result in dilution to owners of our common shares. Holders of our common shares are not entitled to preemptive rights or other protections against dilution. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, our shareholders bear the risk that our future offerings could reduce the per share market price of our common shares and dilute their interest in us.

The derivative instruments that we may use to hedge against interest rate fluctuations may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on our shareholders' investment.

We may use derivative instruments to hedge exposure to changes in interest rates on certain of our variable rate loans, but no hedging strategy can protect us completely. We cannot assure our shareholders that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging of these transactions will not result in losses. Any settlement charges incurred to terminate unused derivative instruments may result in increased interest expense, which may reduce the overall return on our investments. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75% or 95% REIT income tests.

We rely upon external sources of capital to fund future capital needs, and, if we encounter difficulty in obtaining such capital, we may not be able to make future acquisitions necessary to grow our business or meet maturing obligations.

In order to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), we are required, among other things, to distribute each year to our shareholders at least 90% of our taxable income, without regard to the deduction for dividends paid and excluding net capital gain. Because of this distribution requirement, we may not be able to fund all of our future capital needs from cash retained from operations, including capital needed to make investments and to satisfy or refinance maturing obligations. As a result, we expect to rely upon external sources of capital, including debt and equity financing, to fund future capital needs. If we are unable to obtain needed capital on satisfactory terms or at all, we may not be able to make the investments needed to expand our business or to meet our obligations and commitments as they mature. Our access to capital will depend upon a number of factors over which we have little or no control, including general stock and bond market conditions and investor interest, the market's perception of our current and potential future earnings, analyst reports about us and the REIT industry, cash distributions and the market price of our common shares, and other factors such as governmental regulatory action and changes in REIT tax laws. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable to access the capital markets on a timely basis on favorable terms. Moreover, additional equity offerings may result in substantial dilution of our shareholders' interests, and additional debt financing may substantially increase our leverage, either of which could cause the per share price of our common shares to decline.

If we become highly leveraged in the future, the resulting increase in outstanding debt could adversely affect our ability to make debt service payments, to pay our anticipated distributions, to obtain additional financing, and to make the distributions required to qualify as a REIT.

As of December 31, 2022, our indebtedness represented approximately 30% of our gross assets. If we become more highly leveraged, the resulting increase in outstanding debt could adversely affect our ability to make debt service payments, to pay our anticipated distributions, to obtain additional financing, and to make the distributions required to qualify as a REIT. The occurrence of any of the foregoing risks could adversely affect our business, financial condition, and results of operations, or credit ratings, our ability to make distributions to our shareholders, and the market price of our common shares.

We are subject to covenants in our debt agreements that may restrict or limit our operations and acquisitions and our failure to comply with the covenants in our debt agreements could have a material adverse impact on our business, results of operations, and financial condition.

The terms of the instruments governing our existing indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining certain leverage and coverage ratios and minimum tangible net worth requirements. Our continued ability to incur additional debt and to conduct business in general is subject to our compliance with these covenants, which limit our operational flexibility. Breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, in addition to any other indebtedness cross-defaulted against such instruments. Any such default could have a material adverse impact on our business, results of operations, and financial condition, or our ability to make distributions to our shareholders.

A downgrade in our credit ratings could materially adversely affect our business and financial condition.

Our credit rating and the credit ratings assigned to our debt securities could change based upon, among other things, our financial condition. These ratings are subject to ongoing evaluation by credit rating agencies, and any rating could be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant such action.

If any of the credit rating agencies that have rated our securities downgrades or lowers its credit rating, or if any credit rating agency indicates that it has placed any such rating on a "watch list" for a possible downgrade or lowering, or otherwise indicates that its outlook for that rating is negative, such action could have a material adverse effect on our costs and availability of funding, which could in turn have a material adverse effect on our financial condition, results of operations, cash flows, the market price of our securities, and our ability to satisfy our debt service obligations, among other obligations.

If securities analysts downgrade our common shares or the health care-related real estate sector, the market price of our common shares could decline.

The market for our common shares depends in part upon the research and reports that industry or financial analysts publish about us and our industry. We have no control over these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our shares or our industry, or the stock of any of our competitors, the price of our common shares could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market which in turn could cause the market price of our common shares to decline.

Risks Related to Our Portfolio and Structure

We have no direct operations and rely upon funds received from the Operating Partnership to meet our obligations.

The Trust conducts substantially all of its operations through the Operating Partnership. As of February 14, 2023, the Trust owned approximately 96% of the OP Units and apart from this ownership interest, the Trust does not have any independent operations. As a result, the Trust relies upon distributions from the Operating Partnership to pay any distributions that the Trust might declare on the Trust's common shares. We also rely upon distributions from the Operating Partnership to the Trust to meet our obligations, including tax liability on taxable income allocated to the Trust from the Operating Partnership (which might make distributions to the Trust not equal to the tax on such allocated taxable income). Consequently, shareholders' claims will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of the Operating Partnership and its subsidiaries. Therefore, in the event of bankruptcy, liquidation or reorganization of the Trust, claims of the Trust's shareholders will be satisfied only after all of the Trust's and the Operating Partnership's and its subsidiaries' liabilities and obligations have been paid in full.

Our business could be harmed if key personnel terminate their employment with us or if we are unsuccessful in integrating new personnel into our operations.

Our success depends, to a significant extent, on the continued services of Mr. Thomas, our President and Chief Executive Officer, the rest of our executive leadership team, and other key employees. We do not maintain key person life insurance on any of our officers. Our ability to continue to acquire and develop health care properties depends upon the significant relationships that our senior management team has developed over many years.

Although the Trust has entered into employment agreements with our management team we cannot provide any assurance that any of them will remain employed by the Trust. Our ability to retain our leadership team, or to attract suitable replacements should any member of the senior management team leave, is dependent on the competitive nature of the employment market. Failure to attract, retain, and motivate highly qualified employees, or failure to develop and implement a viable succession plan, could result in inadequate depth of institutional knowledge, an ineffective culture, or lack of certain skill sets, significantly impacting our future performance and adversely affecting our business. Competition for talented employees is intense, and we cannot guarantee that we will retain our key officers and employees or that we will be able to attract and retain other highly qualified individuals in the future.

Certain provisions of Maryland law, the Trust's declaration of trust and the partnership agreement of the Operating Partnership contain limits and restrictions on transferability of our outstanding shares of beneficial interest, which may have the effect of delaying, discouraging, or preventing a transaction or change of control of our company.

In order for us to qualify as a REIT, no more than 50% of the value of the Trust's outstanding shares of beneficial interest may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year. Subject to certain exceptions, the Trust's declaration of trust prohibits any shareholder from owning beneficially or constructively more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our shares of beneficial interest, though the Trust has granted, and may in the future grant, a waiver from the ownership limitations. The constructive ownership rules under the Code are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual entity. As a result, the acquisition of less than 9.8% of our outstanding shares of any class or series by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of the outstanding shares of any class or series of our shares of beneficial interest and to be subject to the Trust's declaration of trust's ownership limit. The Trust's declaration of trust also prohibits, among other prohibitions, any person from owning our shares of beneficial interest that would result in our being "closely held" under Section 856(h) of the Code, or otherwise cause us to fail to qualify as a REIT. Further, the partnership agreement of the Operating Partnership contains certain provisions such as redemption rights, restrictions on transfer of OP Units, consent and other rights of the Trust as the general partner of the Operating Partnership, and rights of the limited partners of the Operating Partnership to consent to certain transfers of the general partnership interest. The share ownership restrictions of the Code for REITs and the 9.8% share ownership limit, and other restrictions contained in the Trust's declaration of trust and the Operating Partnership's partnership agreement may inhibit market activity in our shares of beneficial interest, restrict our business combination opportunities, or otherwise delay, deter or prevent a transaction or change of control that our shareholders otherwise believe to be in their best interests.

In addition, certain provisions of the Maryland General Corporation Law, ("MGCL"), applicable to Maryland real estate investment trusts may have the effect of inhibiting, delaying, deferring, or preventing a third party from making a proposal to acquire the Trust (and, indirectly, the Operating Partnership) or of impeding or delaying a change of control under circumstances that otherwise could provide the Trust's common shareholder with the opportunity to realize a premium over the then-prevailing market price of shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate or associate of ours who was the beneficial owner directly or indirectly, of 10% or more of the voting power of our shares at any time within the two-year period immediately prior to the date in question) or an affiliate thereof for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes certain minimum price and/or supermajority shareholder voting requirements on these combinations; and
- "control share" provisions that provide that holders of "control shares" of our Trust (defined as shares that, when aggregated with all other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares," subject to certain exceptions) have no voting rights with respect to their control shares, except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The Trust's Board of Trustees has by resolution exempted any business combination between us and any other person from the business combination provisions of the MGCL, provided that the business combination is first approved by the Board of Trustees (including a majority of trustees who are not affiliates or associates of such person). In addition, the Trust's bylaws contain a provision exempting any and all acquisitions of our shares from the control share provisions of the MGCL. However, the Board of Trustees may at any time alter or repeal the resolution exempting certain businesses from the business combination provisions of the MGCL and we may at any time amend or eliminate the provision of our bylaws exempting acquisitions of our shares from the control share provisions of the MGCL.

Certain provisions of the MGCL permit the Board of Trustees, without shareholder approval and regardless of what is currently provided in the Trust's declaration of trust or bylaws, to implement certain corporate governance provisions with respect to the Trust, some of which (for example, a classified board) are not currently applicable to us. If implemented, these provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring, or preventing a change in control of us under circumstances that otherwise could provide our common shareholders with the opportunity to realize a premium over the then current market price. Pursuant to our declaration of trust, we have elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our Board of Trustees.

We could increase the number of authorized shares, classify and reclassify unissued shares, and issue shares without shareholder approval.

The Trust's Board of Trustees, without shareholder approval, has the power under the Trust's declaration of trust to amend our declaration of trust to increase or decrease the aggregate number of shares or the number of shares of any class or series of the Trust that we are authorized to issue, and to authorize us to issue authorized but unissued common shares or preferred shares. In addition, under the declaration of trust, the Board of Trustees has the power to classify or reclassify any unissued common or preferred shares into one or more classes or series of shares and set or change the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for such newly classified or reclassified shares. As a result, we may issue series or classes of common shares or preferred shares with preferences, dividends, powers, and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common shares. Although the Board of Trustees has no such intention at the present time, it could establish a class or series of preferred shares that could, depending on the terms of such class or series, delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common shares or that our shareholders otherwise believe to be in their best interests.

Risks Related to Our Qualification and Operation as a REIT

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that would substantially reduce funds available for distributions to our shareholders.

Since our formation, the Trust has been organized and has operated in such a manner as to qualify for taxation as a REIT under the U.S. federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT.

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our shareholders. If we fail to qualify as a REIT in any taxable year, we would face serious tax consequences that would substantially reduce the funds available for distribution to our shareholders because:

- we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
- we could possibly be subject to increased state and local taxes; and
- unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our shares of beneficial interest.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our shareholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income at regular corporate rates. In addition, we will be subject to a 4% nondeductible excise tax to the extent that the actual amount that we pay out to our shareholders in a calendar year is less than a separate minimum amount specified under the Code.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders, and the ownership of our shares of beneficial interest. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of taxable REIT subsidiaries ("TRSs"), and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs, and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by the securities of one or more TRSs. Debt instruments that do not otherwise qualify as real estate assets (because they are not secured by interests in real property or in certain entities that directly or indirectly own real property or because they are not issued by other publicly offered REITs) will generally not be taken into account for purposes of the aforementioned limitation on owning more than 10% of the total value of the outstanding securities of any one issuer. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property other than "foreclosure property," held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transactions tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor from the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through any TRS that we may form, which would be subject to federal and state income taxation.

Any ownership of a TRS will be subject to limitations and our transactions with a TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. We will monitor the value of our respective investments in any TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with any TRS on terms that we believe are arm's-length to avoid incurring a 100% excise tax on such transactions. There can be no assurance, however, that we will be able to comply with the 20% limitation or avoid application of the 100% excise tax.

If leases of our properties are not respected as true leases for federal income tax purposes, we could fail to qualify as a REIT and could be subject to higher taxes and have less cash available for distribution to our shareholders.

To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as "rents from real property." Rents paid to the Operating Partnership by third party lessees and any TRS lessee pursuant to the leases of our properties will constitute substantially all of our gross income. In order for such rent to qualify as "rents from real property" for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures, or some other type of arrangement. If our leases are not respected as true leases for federal income tax purposes, we could fail to qualify as a REIT.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common shares.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation, or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations, or administrative interpretations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Geographic Diversification/Concentration

The following table lists the states in which our consolidated properties are located and provides certain information regarding our consolidated portfolio's geographic diversification/concentration as of December 31, 2022:

State	Number of Properties	GLA (1) (square feet)	Percent of GLA	Annualized Base Rent (2) (thousands)	Percent of Annualized Base Rent
Alabama	7	312,439	2.0 %	$ 8,171	2.3 %
Arizona	15	903,062	5.8 %	21,443	5.9 %
Arkansas	7	270,200	1.7 %	4,755	1.3 %
California	5	93,011	0.6 %	2,258	0.6 %
Colorado	5	134,331	0.9 %	3,244	0.9 %
Connecticut	4	166,196	1.1 %	4,365	1.2 %
Delaware	1	140,205	0.9 %	3,432	1.0 %
Florida	25	890,650	5.7 %	25,499	7.1 %
Georgia	8	1,072,222	6.9 %	26,093	7.3 %
Illinois	3	139,450	0.9 %	2,780	0.8 %
Indiana	22	1,042,071	6.8 %	22,996	6.3 %
Kentucky	12	980,639	6.3 %	18,120	5.0 %
Louisiana	4	249,832	1.6 %	8,466	2.4 %
Maine	1	44,677	0.3 %	1,381	0.4 %
Maryland	3	166,594	1.1 %	4,508	1.3 %
Michigan	9	662,055	4.3 %	15,827	4.4 %
Minnesota	19	828,008	5.3 %	17,579	4.9 %
Mississippi	3	261,480	1.7 %	6,007	1.7 %
Missouri	3	159,340	1.0 %	4,695	1.3 %
Nebraska	13	981,490	6.3 %	19,393	5.4 %
New Jersey	2	115,967	0.7 %	4,379	1.2 %
New Mexico	2	53,029	0.3 %	1,523	0.4 %
New York	14	699,087	4.5 %	17,795	4.9 %
North Dakota	8	434,215	2.8 %	8,654	2.4 %
Ohio	14	808,488	5.2 %	16,074	4.5 %
Oklahoma	1	52,000	0.3 %	613	0.2 %
Pennsylvania	13	394,726	2.5 %	7,582	2.1 %
Tennessee	8	706,805	4.6 %	14,022	3.9 %
Texas	29	1,863,733	12.1 %	49,176	13.6 %
Virginia	2	153,567	1.0 %	3,643	1.0 %
Washington	9	543,425	3.5 %	10,507	2.9 %
Wisconsin (3)	6	205,885	1.3 %	4,883	1.4 %
Total	277	15,528,879	100.0 %	$ 359,863	100.0 %

(1) "GLA" means gross leasable area.
(2) Annualized base rent is calculated by multiplying (a) base rental payments for the month ended December 31, 2022, by (b) 12.
(3) Excludes the Company's 108,843 square foot corporate office building.

Scheduled Lease Expirations

The following table provides a summary of lease expirations for our consolidated properties as of December 31, 2022, for the periods indicated:

Expiration (1)	Number of Leases Expiring	GLA	Percent of GLA	Annualized Base Rent (thousands)	Percent of Annualized Base Rent	Annualized Base Rent Leased per Square Foot (2)
2023	150	700,132	4.5 %	$ 16,871	4.7 %	$ 24.10
2024	130	808,590	5.2 %	19,824	5.5 %	24.52
2025	163	1,029,578	6.6 %	26,174	7.3 %	25.42
2026	181	3,367,273	21.7 %	77,207	21.5 %	22.93
2027	147	1,720,998	11.1 %	39,493	11.0 %	22.95
2028	119	1,767,008	11.4 %	41,723	11.6 %	23.61
2029	58	907,984	5.8 %	28,522	7.9 %	31.41
2030	61	846,153	5.4 %	20,173	5.6 %	23.84
2031	44	986,374	6.4 %	23,807	6.6 %	24.14
2032	76	1,225,821	7.9 %	31,064	8.6 %	25.34
Thereafter	45	1,207,295	7.8 %	30,924	8.6 %	25.61
Month to month (3)	52	184,857	1.2 %	4,081	1.1 %	22.08
Vacant	—	776,816	5.0 %	—	—	—
Total / Weighted average	1,226	15,528,879	100.0 %	$ 359,863	100.0 %	$ 24.39

(1) Excludes leases related to the Company's 108,843 square foot corporate office building.
(2) Annualized base rent per leased square foot is calculated by dividing (a) annualized base rent as of December 31, 2022 by (b) square footage under executed leases as of December 31, 2022.
(3) Includes 12 leases which expired on December 31, 2022, representing 0.8% of portfolio leasable square feet.

Tenants

As of December 31, 2022, our consolidated properties were approximately 95% leased. No single tenant accounted for more than 5.0% of our total annualized base rent or 5.0% of total base revenue as of December 31, 2022; however, 14.8% of our total annualized base rent as of December 31, 2022 was from tenants affiliated with CommonSpirit.

The following table sets forth certain information about the 10 largest tenants in our consolidated portfolio based on total annualized base rent as of December 31, 2022:

Tenant	# of Properties	Leased GLA	% Leased GLA	Annualized Base Rent (thousands)	% of Portfolio Annualized Base Rent
CommonSpirit - CHI - Nebraska	13	899,928	6.1 %	$ 18,105	5.0 %
Northside Hospital	7	688,992	4.7 %	16,254	4.5 %
UofL Health - Louisville, Inc.	9	621,913	4.2 %	13,136	3.7 %
US Oncology	10	403,751	2.7 %	11,443	3.2 %
HonorHealth	8	415,791	2.8 %	11,192	3.1 %
Baylor Scott and White Health	2	268,639	1.8 %	8,356	2.3 %
Ascension - St. Vincent's - Indianapolis	3	361,767	2.5 %	8,040	2.2 %
UF Health - Jacksonville	2	223,748	1.5 %	7,973	2.2 %
CommonSpirit - CHI - St. Alexius	7	359,209	2.4 %	6,987	1.9 %
UnitedHealth Group Incorporated	7	193,579	1.3 %	5,997	1.8 %
Total	68	4,437,317	30.0 %	$ 107,483	29.9 %

Before entering into a lease and during the lease term, we seek to manage our exposure to significant tenant credit issues. In most instances, we seek to obtain tenant financial information, including credit reports, financial statements, and tax returns. Where appropriate, we seek to obtain financial commitments in the form of letters of credit, security deposits, or personal guarantees from tenants. On an ongoing basis, we monitor accounts receivable and payment history for both tenants and properties and seek to identify any credit concerns as quickly as possible. In addition, we keep in close contact with our tenants in an effort to identify and address negative changes to their businesses prior to such adverse changes affecting their ability to pay rent to us.

Ground and Air Space Leases

We lease the land upon which 97 of our consolidated properties are built and the air which one property occupies, representing approximately 51.8% of our total leasable square feet and 51.4% of our annualized base revenue as of December 31, 2022. The ground and air leases subject these properties to certain restrictions. These restrictions may limit our ability to lease space in such facilities to tenants who are not affiliated with the health care delivery system that owns the underlying land and may limit the types of medical procedures that may be performed at the facilities. On-campus ground leases typically include purchase options, rights of first offer and rights of first refusal for the underlying health system or hospital owner, and restrictions from doing business with competitors.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, we expect to have a material effect on our business, financial condition, or results of operations if determined adversely to us.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Trust's common shares are traded on the NYSE under the symbol "DOC." As of February 14, 2023, the Trust had 437 registered shareholders of record of the Trust's common shares.

It has been the Trust's policy to declare quarterly dividends to its shareholders so as to comply with applicable provisions of the Code governing REITs. The declaration and payment of quarterly dividends remains subject to the review and approval of the Board of Trustees.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Physicians Realty Trust under the Securities Act or the Exchange Act.

The graph below compares the cumulative total return of our common shares, the Standard & Poor's MidCap 400, and the MSCI US REIT Index (RMS), from the date of our listing on the NYSE on July 19, 2013 through December 31, 2022. The comparison assumes $100 was invested on July 19, 2013 in our common shares and in each of the foregoing indexes and assumes reinvestment of dividends, as applicable. The MSCI US REIT Index consists of equity REITs that are included in the MSCI US Investable Market 2500 Index, except for specialty equity REITS that do not generate a majority of their revenue and income from real estate rental and leasing operations. We have included the MSCI US REIT Index and the Standard & Poor's MidCap 400 because we joined these indexes in November 2014 and May 2020, respectively, and we believe that both are representative of the industry in which we compete and are relevant to an assessment of our performance.



Period Ending	Physicians Realty Trust		Standard & Poor's MidCap 400		MSCI US REIT (RMS)	
				Index		
7/19/2013	$	100.00	$	100.00	$	100.00
12/31/2013	$	112.34	$	109.53	$	91.70
12/31/2014	$	156.36	$	120.23	$	119.56
12/31/2015	$	167.72	$	117.61	$	122.57
12/31/2016	$	197.82	$	142.01	$	133.11
12/31/2017	$	196.89	$	165.07	$	139.86
12/31/2018	$	185.68	$	146.78	$	133.47
12/31/2019	$	234.20	$	185.23	$	167.96
12/31/2020	$	229.91	$	210.53	$	155.24
12/31/2021	$	256.17	$	262.66	$	222.09
12/31/2022	$	207.78	$	228.36	$	167.65

Recent Sales of Unregistered Securities

From time to time, the Operating Partnership issues OP Units to the Trust, as required by the Partnership Agreement, to reflect additional issuances of common shares by the Trust and to preserve equitable ownership ratios.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth information relating to repurchases of our common shares of beneficial interest and OP Units during the three months ended December 31, 2022:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1, 2022 - October 31, 2022	1,783,712 (1)	$ 15.43	N/A	N/A
November 1, 2022 - November 30, 2022	—	—	N/A	N/A
December 1, 2022 - December 31, 2022	—	—	N/A	N/A
Total	1,783,712	$ 15.43	—	—

(1) Represents OP Units redeemed by holders in exchange for cash and common shares of the Company.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements, including the notes to those statements, included in this report, and the Section entitled "Cautionary Statement Regarding Forward-Looking Statements" in this report. As discussed in more detail in the Section entitled "Cautionary Statement Regarding Forward-Looking Statements," this discussion contains forward-looking statements which involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause those differences include those discussed in Part I, Item 1. "Business" and Part I, Item 1A. "Risk Factors" and elsewhere in this report.

Company Highlights:

- Reported total revenue of $526.6 million for the year ended December 31, 2022, compared to total revenue of $457.7 million for the year ended December 31, 2021, an increase of 15.1%.
- Reported net income of $110.0 million for the year ended December 31, 2022, compared to net income of $86.8 million for the year ended December 31, 2021, an increase of 26.8%.
- Generated net income per share of $0.46 for the year ended December 31, 2022, on a fully diluted basis, compared to net income per share of $0.39 for the year ended December 31, 2021, on a fully diluted basis.
- Generated Normalized FFO of $1.04 per share for the year ended December 31, 2022, on a fully diluted basis, consistent with the year ended December 31, 2021.
- Completed $159.7 million of investments, including the funding of previous loan commitments during the year ended December 31, 2022.
- For the year ended December 31, 2022, the Company sold five properties in three states for approximately $124.7 million and recognized a net gain of $57.4 million.
- Issued and sold 6,678,177 common shares at a weighted average price of $15.89 per share, resulting in net proceeds of approximately $105.1 million pursuant to the 2021 ATM Program (as defined herein) during the year ended December 31, 2022.
- Achieved ENERGY STAR® Certification Nation Premier Member status by receiving 16 new property certifications, totaling 26 certifications since 2021.
- Earned 10 new Institute of Real Estate Management Certified Sustainable Property ("IREM® CSP") designations, totaling 38 certifications since 2019.

Subsequent Event Highlights:

- Completed the acquisition of a medical condominium unit located in an Atlanta "Pill Hill" MOB for a purchase price of approximately $1.3 million and a parcel of land adjacent to one of our medical office facilities located in Avondale, Arizona for a purchase price of approximately $0.8 million.
- On January 7, 2023, the Company paid its $15.0 million senior unsecured notes bearing fixed interest of 4.03% upon maturity.
- Disposed of a 30,000 square foot medical office building on January 17, 2023 for $2.6 million recognizing an immaterial net gain on the sale.
- Sold 4,400,000 common shares pursuant to the ATM program at a weighted average price of $15.10 since December 31, 2022, resulting in net proceeds of $65.8 million.

Overview

We are a self-managed health care real estate company organized in April 2013 to acquire, selectively develop, own, and manage health care properties that are leased to physicians, hospitals, and health care delivery systems. We invest in real estate that is integral to providing high quality health care services. Our properties are typically located on a campus with a hospital or other health care facilities or strategically affiliated with a hospital or other health care facilities. We believe the impact of government programs and continuing trends in the health care industry create attractive opportunities for us to invest in health care-related real estate. In particular, we believe the demand for health care will continue to increase as a result of the aging population as older persons generally utilize health care services at a rate well in excess of younger people. Our management team has significant health care real estate experience and has long-established relationships with physicians, hospitals, and health care delivery system decision makers that we believe will provide quality investment and growth opportunities. Our principal investments include medical office buildings, outpatient treatment facilities, as well as other real estate integral to health care providers. In recent years, we have seen increased competition for health care properties and we expect this trend to continue. We seek to generate attractive risk-adjusted returns for our shareholders through a combination of stable and increasing dividends and potential long-term appreciation in the value of our properties and our common shares.

As of December 31, 2022, leases representing a percentage of our consolidated portfolio on the basis of leased square feet will expire as follows:

Year	Portfolio Lease Expirations
MTM (1)	1.3%
2023	4.7%
2024	5.5%
2025	7.0%
2026	22.8%
2027	11.7%
2028	12.0%
2029	6.2%
2030	5.7%
2031	6.7%
2032	8.3%
Thereafter	8.1%
Total	100.0%

(1) Includes 12 leases which expired on December 31, 2022, representing 0.9% of portfolio occupied leasable square feet.

We receive a cash rental stream from these health care providers under our leases. Approximately 93% of the annualized base rent payments from our properties as of December 31, 2022 are from absolute net and triple net leases, pursuant to which the tenants are responsible for operating expenses subject to specific lease terms relating to the property, including but not limited to real estate taxes, utilities, property insurance, routine maintenance and repairs, and property management. This structure helps insulate us from increases in certain operating expenses and provides more predictable cash flow.

Approximately 6% of the annualized base rent payments from our properties as of December 31, 2022 are from modified gross leases which allow us to pass through certain increases in operating expenses (e.g., property tax and insurance) to tenants for reimbursement, thus protecting us from increases in such operating expenses. We seek to structure our triple-net leases to generate attractive returns on a long-term basis. Our leases typically have initial terms of 5 to 15 years and include annual rent escalators of approximately 1.5% to 4.0%, with an annual weighted average rent escalator of approximately 2.4%. However, certain of the Company's leases contain annual rent escalators indexed to changes in the CPI, oftentimes subject to a floor or ceiling and a cap. As of December 31, 2022, approximately 5.7% of the Company's annual rent escalators have CPI provisions. Our operating results depend significantly upon the ability of our tenants to make required rental payments. We believe that our portfolio of medical office buildings and other health care facilities will enable us to generate stable cash flows over time because of the diversity of our tenants, staggered lease expiration schedule, long-term leases, and low historical occurrence of tenants defaulting under their leases.

We intend to grow our portfolio of high-quality health care properties leased to physicians, hospitals, health care delivery systems, and other health care providers primarily through acquisitions of existing health care facilities that provide stable revenue growth and predictable long-term cash flows. We may also selectively finance the development of new health care facilities through joint venture or fee arrangements with health care real estate developers or health system development professionals. Generally, we expect to make investments in new development properties when approximately 80% or more of the development property has been pre-leased before construction commences. We seek to invest in properties where we can develop strategic alliances with financially sound health care providers and health care delivery systems that offer need-based health care services in sustainable health care markets. We focus our investment activity on medical office buildings and ambulatory surgery centers.

We believe that trends such as shifting consumer preferences, limited space in hospitals, the desire of patients and health care providers to limit non-essential services provided in a hospital setting, and cost considerations, continue to drive the industry towards performing more procedures in outpatient facilities versus the hospital setting. As these trends continue, we believe that demand for medical office buildings and similar health care properties away from hospital settings and in convenient locations to patients will continue to rise. We intend to exploit this trend and seek outpatient properties consistent with our investment philosophy and strategies.

While not our focus, we may choose to invest opportunistically in life science facilities, senior housing properties, skilled nursing facilities, specialty hospitals, and treatment centers. Consistent with our qualification as a REIT, we may also opportunistically invest in companies that provide health care services, and in joint venture entities with operating partners, structured to comply with the REIT Investment Diversification Act of 2007.

The Trust is a Maryland real estate investment trust and elected to be taxed as a REIT for U.S. federal income tax purposes. We conduct our business through an UPREIT structure in which our properties are owned by our Operating Partnership directly or through limited partnerships, limited liability companies, or other subsidiaries. The Trust is the sole general partner of our Operating Partnership and, as of December 31, 2022, owned approximately 95.9% of the OP Units. As of February 14, 2023, we have 237,905,938 common shares outstanding.

2022 Investment Activity

During 2022, the Company completed the acquisition of two medical office facilities and one medical condominium for an investment of $109.6 million and acquired membership interest in additional assets of the Davis Joint Venture (as defined herein) for an aggregate purchase price of $8.0 million. The Company also paid $6.4 million of additional purchase consideration under five earn-out agreements and funded one mezzanine loan for $5.8 million, three term loans for $22.7 million, and $2.1 million of previous construction loan commitments. Additionally, the Company invested $5.0 million in funds managed by a venture capital firm specializing in real estate technology, resulting in total investment activity of approximately $159.7 million.

During 2022, the Company sold five medical facilities, which included four medical office buildings and one hospital, representing 212,295 square feet for approximately $124.7 million, realizing an aggregate net gain of approximately $57.4 million.

Recent Developments

On December 22, 2022, the Trust's Board of Trustees authorized and declared a cash distribution of $0.23 per common share and OP Unit for the quarterly period ended December 31, 2022. The distribution was paid on January 18, 2023 to common shareholders and OP Unit holders of record as of the close of business on January 4, 2023.

2023 Activity

Since December 31, 2022, the Company completed the acquisition of a medical condominium unit located in an Atlanta "Pill Hill" MOB for a purchase price of approximately $1.3 million and a parcel of land adjacent to one of its medical office facilities located in Avondale, Arizona for a purchase price of approximately $0.8 million. The Company also paid its $15.0 million senior unsecured notes bearing fixed interest of 4.03% upon maturity and sold one 30,000 square foot medical office building located in Harrisburg, Pennsylvania for $2.6 million recognizing an immaterial net gain on the sale.

Results of Operations

Year Ended December 31, 2022 compared to the Year Ended December 31, 2021.

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021 (in thousands):

	2022	2021	Change	%
Revenues:				
Rental and related revenues	$ 515,373	$ 440,198	$ 75,175	17.1 %
Interest income on real estate loans and other	11,262	17,501	(6,239)	(35.6)%
Total revenues	526,635	457,699	68,936	15.1 %
Expenses:				
Interest expense	72,234	60,136	12,098	20.1 %
General and administrative	40,209	37,757	2,452	6.5 %
Operating expenses	171,100	137,408	33,692	24.5 %
Depreciation and amortization	189,641	157,870	31,771	20.1 %
Impairment loss	—	340	(340)	NM
Total expenses	473,184	393,511	79,673	20.2 %
Income before equity in loss of unconsolidated entities and gain on sale of investment properties, net:	53,451	64,188	(10,737)	(16.7)%
Equity in loss of unconsolidated entities	(790)	(1,570)	780	49.7 %
Gain on sale of investment properties, net	57,375	24,165	33,210	NM
Net income	$ 110,036	$ 86,783	$ 23,253	26.8 %

NM = Not Meaningful

Revenues

Total revenues increased $68.9 million, or 15.1%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. An analysis of selected revenues follows.

Rental and related revenues. Rental and related revenues increased $75.2 million, or 17.1%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Rental and related revenues was comprised of the following based upon contractual billing terms (in thousands):

	2022	2021	Change	%
Rental revenues	$ 371,727	$ 328,144	$ 43,583	13.3 %
Expense recoveries	143,646	112,054	31,592	28.2 %
Rental and related revenues	$ 515,373	$ 440,198	$ 75,175	17.1 %

Rental revenues increased $43.6 million, or 13.3%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Rental revenues increased $49.5 million from our properties acquired in 2022 and 2021, including $36.9 million related to the 14 medical office buildings acquired on December 20, 2021 from Landmark Healthcare Facilities LLC (the "Landmark Portfolio"). Rental revenues also increased $0.3 million from our existing portfolio and $2.1 million due to revenue related to the recovery of certain variable tenant reimbursements. These increases were partially offset by a decrease in rental revenue of $8.4 million associated with properties sold during 2022 and 2021.

Expense recoveries increased $31.6 million, or 28.2%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Expense recoveries increased $24.9 million from our properties acquired in 2022 and 2021, including $19.3 million related to the 14 medical office buildings acquired on December 20, 2021 from the Landmark Portfolio. Expense recoveries also increased $7.7 million due to an increase in operating expenses from our existing portfolio, explained below.

Interest income on real estate loans and other. Interest income on real estate loans and other decreased $6.2 million, or 35.6%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Interest income on real estate loan and other decreased $6.0 million due to an approximate $79.6 million lower average real estate loan balance in 2022 compared to 2021. An associated $0.2 million net decrease in our current expected credit loss reserves ("CECL") was also the result of the lower average real estate loan balances discussed above.

Expenses

Total expenses increased by $79.7 million, or 20.2%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. An analysis of selected expenses follows.

Interest expense. Interest expense increased $12.1 million, or 20.1%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The issuance of the 2031 Senior Notes (as defined herein) in October 2021 resulted in an increase of $10.6 million, new mortgage debt resulted in an increase of $4.7 million, and an increase of $4.4 million was due to a higher effective interest rate on our credit facility. Our weighted average effective interest rate on our credit facility was 2.5% and 0.9% for the years ended December 31, 2022 and 2021, respectively. These increases were partially offset by a loss on the extinguishment of debt in 2021 for $4.0 million and a reduction of interest expense of $2.2 million and $1.9 million related to the October 2021 pay off of our credit facility term loan and the associated pay-fixed receive-variable rate swaps, respectively.

General and administrative. General and administrative expenses increased $2.5 million, or 6.5%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase is mainly attributable to increased travel expenses of $0.8 million, non-cash compensation of $0.6 million, legal and professional fees of $0.5 million, office and administrative expenses of $0.4 million, and marketing expenses of $0.2 million. The increase in travel, office and administrative, and marketing expenses were the result of resuming normal activities previously limited by the COVID-19 pandemic.

Operating expenses. Operating expenses increased $33.7 million, or 24.5%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The net operating expenses from properties purchased and sold in 2022 and 2021 increased $26.1 million, including $20.7 million related to the Landmark Portfolio. Operating expenses on the remaining properties increased by $7.7 million, or 5.8% year over year, mainly due to increased utility costs of $3.6 million, maintenance costs of $2.4 million, insurance costs of $1.0 million, and property management costs of $0.7 million.

Depreciation and amortization. Depreciation and amortization increased $31.8 million, or 20.1%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Depreciation and amortization increased $37.5 million for the properties purchased in 2022 and 2021, including $28.0 million related to the Landmark Portfolio. This was offset by a reduction in depreciation and amortization of $3.3 million associated with properties sold during 2022 and 2021, and a decrease in our existing portfolio of $2.4 million due to fully amortized lease intangibles.

Impairment Loss. During the year ended December 31, 2021, the Company recorded an impairment charge of $0.3 million related to a medical office building in Traverse City, Michigan. The Company did not record any impairment for the year ended December 31, 2022.

Equity in loss of unconsolidated entities. The change in equity in loss of unconsolidated entities for the year ended December 31, 2022 compared to the year ended December 31, 2021 is due to our additional investment of $8.0 million in the Davis Joint Venture in January 2022.

Gain on sale of investment properties, net. In 2022 we sold five medical facilities, which included four medical office buildings and one hospital, for approximately $124.7 million, realizing an aggregate net gain of approximately $57.4 million. In 2021 we sold seven properties and five adjacent parcels of vacant land for approximately $94.4 million and recognized a net gain of approximately $24.2 million.

Year Ended December 31, 2021 compared to the Year Ended December 31, 2020.

A discussion of the results of operations for the year ended December 31, 2020 is found in Item 7 of Part II of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 24, 2022, which is available free of charge on the SEC's website at www.sec.gov and in the Investor Relations portion of our website (www.docreit.com).

Cash Flows

Year Ended December 31, 2022 compared to the Year Ended December 31, 2021 (in thousands).

	2022	2021
Cash provided by operating activities	$ 258,400	$ 246,774
Cash used in investing activities	(38,472)	(602,439)
Cash (used in) provided by financing activities	(222,074)	363,026
(Decrease) increase in cash and cash equivalents	$ (2,146)	$ 7,361

Cash flows from operating activities. Cash flows provided by operating activities were $258.4 million during the year ended December 31, 2022 compared to $246.8 million during the year ended December 31, 2021, representing an increase of $11.6 million. Net cash provided by operating activities increased primarily due to the impact of our 2022 and 2021 acquisitions, including the Landmark Portfolio, and contractual rent increases. These increases are partially offset by our 2022 and 2021 dispositions.

Cash flows from investing activities. Cash flows used in investing activities was $38.5 million during the year ended December 31, 2022 compared to cash flows used in investing activities of $602.4 million during the year ended December 31, 2021, representing a change of $564.0 million. The decrease in cash flows used in investing activities was primarily attributable to a net decrease of $601.2 million in cash spent on the acquisitions of investment properties and unconsolidated entities along with an increase in cash of $30.5 million due to the proceeds on sale of investment properties. This was partially offset by a decrease in net investments in real estate loan receivables of $60.3 million and cash spent on capital expenditures which increased by $7.3 million.

Cash flows from financing activities. Cash flows used in financing activities was $222.1 million during the year ended December 31, 2022 compared to cash flows provided by financing activities of $363.0 million during the year ended December 31, 2021, representing a change of $585.1 million. This change in cash flow is primarily due to a decrease in cash provided by proceeds from issuance of senior unsecured notes of $495.7 million, a decrease of $136.1 million in the issuance of mortgage debt, and a decrease in net proceeds from the sale of common shares pursuant to the ATM Program of $162.1 million. Additionally, there was a decrease of cash used in the redemption of Series A Preferred Units of $151.2 million, as no redemptions were made in 2022, net paydowns under the credit facility decreased by $61.0 million, payments made on financing leases decreased $8.3 million, and debt issuance costs decreased $7.3 million. These decreases were offset by an increase of $10.9 million in dividends paid to shareholders, $5.5 million of distributions to noncontrolling interests, and $3.1 million of principal payments on mortgage debt.

Year Ended December 31, 2021 compared to Year Ended December 31, 2020 (in thousands).

A discussion of cash flows for the year ended December 31, 2020 is found in Item 7 of Part II of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 24, 2022, which is available free of charge on the SEC's website at www.sec.gov and in the Investor Relations portion of our website (www.docreit.com).

Non-GAAP Financial Measures

This report includes Funds From Operations ("FFO"), Normalized FFO, Normalized Funds Available For Distribution ("FAD"), Net Operating Income ("NOI"), and Cash NOI, which are non-GAAP financial measures. For purposes of Item 10(e) of Regulation S-K promulgated under the Securities Act, a non-GAAP financial measure is a numerical measure of a company's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable financial measure calculated and presented in accordance with GAAP in the statement of operations, balance sheet, or statement of cash flows (or equivalent statements) of the company, or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable financial measure so calculated and presented. As used in this report, GAAP refers to generally accepted accounting principles in the United States of America. Pursuant to the requirements of Item 10(e) of Regulation S-K promulgated under the Securities Act, we have provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

FFO and Normalized FFO

We believe that information regarding FFO is helpful to shareholders and potential investors because it facilitates an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes ratably over time. We calculate FFO in accordance with standards established by the National Association of Real Estate Investment Trusts (Nareit). Nareit defines FFO as net income or loss (computed in accordance with GAAP) before noncontrolling interests of holders of OP units, excluding preferred distributions, gains (or losses) on sales of depreciable operating property, impairment write-downs on depreciable assets, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs). Our FFO computation includes our share of required adjustments from our unconsolidated joint ventures and may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the Nareit definition or that interpret the Nareit definition differently than we do. The GAAP measure that we believe to be most directly comparable to FFO, net income, includes depreciation and amortization expenses, gains or losses on property sales, impairments, and noncontrolling interests. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from the operations of our properties. To facilitate a clear understanding of our historical operating results, FFO should be examined in conjunction with net income (determined in accordance with GAAP) as presented in our financial statements. FFO does not represent cash generated from operating activities in accordance with GAAP, should not be considered to be an alternative to net income or loss (determined in accordance with GAAP) as a measure of our liquidity and is not indicative of funds available for our cash needs, including our ability to make cash distributions to shareholders.

We use Normalized FFO, which excludes from FFO net change in fair value of derivative financial instruments, acceleration of deferred financing costs, net change in fair value of contingent consideration, and other normalizing items. Our Normalized FFO computation includes our share of required adjustments from our unconsolidated joint ventures and our use of the term Normalized FFO may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount. Normalized FFO should not be considered as an alternative to net income or loss (computed in accordance with GAAP), as an indicator of our financial performance or of cash flow from operating activities (computed in accordance with GAAP), or as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. Normalized FFO should be reviewed in connection with other GAAP measurements

The following is a reconciliation from net income, the most direct financial measure calculated and presented in accordance with GAAP, to FFO and Normalized FFO (in thousands, except per share data):

	Year Ended December 31,		
	2022	2021	2020
Net income	$ 110,036	$ 86,783	$ 68,488
Earnings per share - diluted	$ 0.46	$ 0.39	$ 0.32
Net income	$ 110,036	$ 86,783	$ 68,488
Net income attributable to noncontrolling interests - partially owned properties	(430)	(607)	(574)
Preferred distributions	—	(13)	(1,241)
Depreciation and amortization expense	189,221	157,437	149,208
Depreciation and amortization expense - partially owned properties	(379)	(280)	(297)
Gain on sale of investment properties, net	(57,375)	(24,165)	(5,842)
Impairment loss	—	340	4,872
Proportionate share of unconsolidated joint venture adjustments	9,289	8,860	7,063
FFO applicable to common shares	$ 250,362	$ 228,355	$ 221,677
Loss on extinguishment of debt	—	4,025	—
Net change in fair value of contingent consideration	—	—	(715)
Proportionate share of unconsolidated joint venture adjustments	(340)	—	—
Normalized FFO applicable to common shares	$ 250,022	$ 232,380	$ 220,962
FFO per common share - diluted	$ 1.04	$ 1.02	$ 1.05
Normalized FFO per common share - diluted	$ 1.04	$ 1.04	$ 1.05
Weighted average common shares outstanding - diluted	239,610,285	223,060,556	211,145,917

Normalized FAD

We define Normalized FAD, a non-GAAP measure, which excludes from Normalized FFO non-cash share compensation expense, straight-line rent adjustments, amortization of acquired above-market or below-market leases and assumed debt, amortization of lease inducements, amortization of deferred financing costs, and loan reserve adjustments, including our share of all required adjustments from unconsolidated joint ventures. We also adjust for recurring capital expenditures related to building, site, and tenant improvements, leasing commissions, cash payments from seller master leases, and rent abatement payments, including our share of all required adjustments for unconsolidated joint ventures. Other REITs or real estate companies may use different methodologies for calculating Normalized FAD, and accordingly, our computation may not be comparable to those reported by other REITs. Although our computation of Normalized FAD may not be comparable to that of other REITs, we believe Normalized FAD provides a meaningful supplemental measure of our performance due to its frequency of use by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. Normalized FAD should not be considered as an alternative to net income or loss attributable to controlling interest (computed in accordance with GAAP) or as an indicator of our financial performance. Normalized FAD should be reviewed in connection with other GAAP measurements.

The following is a reconciliation from net income, the most direct financial measure calculated and presented in accordance with GAAP, to Normalized FAD (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income	$ 110,036	$ 86,783	$ 68,488
Normalized FFO applicable to common shares	$ 250,022	$ 232,380	$ 220,962
Normalized FFO applicable to common shares	$ 250,022	$ 232,380	$ 220,962
Non-cash share compensation expense	15,672	15,032	12,486
Straight-line rent adjustments	(6,847)	(8,671)	(12,395)
Amortization of acquired above/below-market leases/assumed debt	4,924	3,459	3,462
Amortization of lease inducements	900	1,157	1,156
Amortization of deferred financing costs	2,314	2,325	2,372
TI/LC and recurring capital expenditures	(23,853)	(25,532)	(19,042)
Loan reserve adjustments	75	(133)	84
Proportionate share of unconsolidated joint venture adjustments	(1,018)	(998)	(624)
Normalized FAD applicable to common shares	$ 242,189	$ 219,019	$ 208,461

NOI and Cash NOI

NOI is a non-GAAP financial measure that is defined as net income or loss, computed in accordance with GAAP, generated from our total portfolio of properties and other investments before general and administrative expenses, depreciation and amortization expense, interest expense, net change in the fair value of derivative financial instruments, gain or loss on the sale of investment properties, and impairment losses, including our share of all required adjustments from our unconsolidated joint ventures. We believe that NOI provides an accurate measure of operating performance of our operating assets because NOI excludes certain items that are not associated with management of the properties. Our use of the term NOI may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount.

Cash NOI is a non-GAAP financial measure which excludes from NOI straight-line rent adjustments, amortization of acquired above and below market leases, and other non-cash and normalizing items, including our share of all required adjustments from unconsolidated joint ventures. Other non-cash and normalizing items include items such as the amortization of lease inducements, loan reserve adjustments, payments received from seller master leases and rent abatements, and changes in fair value of contingent consideration. We believe that Cash NOI provides an accurate measure of the operating performance of our operating assets because it excludes certain items that are not associated with management of the properties. Additionally, we believe that Cash NOI is a widely accepted measure of comparative operating performance in the real estate community. Our use of the term Cash NOI may not be comparable to that of other real estate companies as such other companies may have different methodologies for computing this amount.

The following is a reconciliation from the Trust's net income, the most direct financial measure calculated and presented in accordance with GAAP, to NOI, and Cash NOI (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Net income	$ 110,036	$ 86,783	$ 68,488
General and administrative	40,209	37,757	33,763
Depreciation and amortization	189,641	157,870	149,590
Interest expense	72,234	60,136	57,179
Gain on sale of investment properties, net	(57,375)	(24,165)	(5,842)
Impairment loss	—	340	4,872
Proportionate share of unconsolidated joint venture adjustments	13,925	14,358	10,458
NOI	$ 368,670	$ 333,079	$ 318,508
NOI	$ 368,670	$ 333,079	$ 318,508
Straight-line rent adjustments	(6,847)	(8,671)	(12,395)
Amortization of acquired above/below-market leases	4,935	3,521	3,524
Amortization of lease inducements	900	1,157	1,156
Loan reserve adjustments	75	(133)	84
Change in fair value of contingent consideration	—	—	(715)
Proportionate share of unconsolidated joint venture adjustments	(485)	(690)	(581)
Cash NOI	$ 367,248	$ 328,263	$ 309,581

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of operating and interest expenses and other expenditures directly associated with our properties, including:

- property expenses;
- interest expense and scheduled principal payments on outstanding indebtedness;
- general and administrative expenses; and
- capital expenditures for tenant improvements and leasing commissions.

In addition, we will require funds for future distributions expected to be paid to our common shareholders and OP Unit holders in our Operating Partnership.

As of December 31, 2022, we had a total of $7.7 million of cash and cash equivalents and $807.0 million of near-term availability on our unsecured revolving credit facility. Our primary sources of cash include rent we collect from our tenants, borrowings under our unsecured credit facility, and financings of debt and equity securities. We believe that our existing cash and cash equivalents, cash flow from operating activities, and borrowings available under our unsecured revolving credit facility will be adequate to fund any existing contractual obligations to purchase properties and other obligations through the next year. However, because of the 90% distribution requirement under the REIT tax rules under the Code, we may not be able to fund all of our future capital needs from cash retained from operations, including capital needed to make investments and to satisfy or refinance maturing obligations. As a result, we expect to rely upon external sources of capital, including debt and equity financing, to fund future capital needs. If we are unable to obtain needed capital on satisfactory terms or at all, we may not be able to make the investments needed to expand our business or to meet our obligations and commitments as they mature. We will rely upon external sources of capital to fund future capital needs, and, if we encounter difficulty in obtaining such capital, we may not be able to make future acquisitions necessary to grow our business or meet maturing obligations.

Our long-term liquidity needs consist primarily of funds necessary to pay for acquisitions, recurring and non-recurring capital expenditures, and scheduled debt maturities. We expect to satisfy our long-term liquidity needs through cash flow from operations, unsecured borrowings, issuances of equity and debt securities, proceeds from select property dispositions and joint venture transactions, and, in connection with acquisitions of additional properties, the issuance of OP Units of our Operating Partnership.

Our ability to access capital in a timely and cost-effective manner is essential to the success of our business strategy as it affects our ability to satisfy existing obligations, including repayment of maturing indebtedness, and to make future investments and acquisitions. Factors such as general market conditions, interest rates, credit ratings on our debt and equity securities, expectations of our potential future earnings and cash distributions, and the market price of our common shares, each of which are beyond our control and vary or fluctuate over time, all impact our access to and cost of capital. In particular, to the extent interest rates continue to rise, we may continue to experience a decline in the trading price of our common shares, which may impact our decision to conduct equity offerings for capital raising purposes. We have experienced and will likely continue to experience higher borrowing costs as interest rates rise, which may also impact our decisions to incur additional indebtedness, or to engage in transactions that we may need to fund through borrowing. We expect to continue to utilize equity and debt financings to support our future growth and investment activity.

We also continuously evaluate opportunities to finance future investments. New investments are generally funded from temporary borrowings under our primary unsecured credit facility and the proceeds from financing transactions such as those discussed above. Our investments generate cash from net operating income and principal payments on loans receivable. Permanent financing for future investments, which generally replaces funds drawn under our primary unsecured credit facility, has historically been provided through a combination of the issuance of debt and equity securities and the incurrence or assumption of secured debt.

We intend to invest in additional properties as suitable opportunities arise and adequate sources of financing are available. We are currently evaluating additional potential investments consistent with the normal course of our business. There can be no assurance as to whether or when any portion of these investments will be completed. Our ability to complete investments is subject to a number of risks and variables, including our ability to negotiate mutually agreeable terms with sellers and our ability to finance the investment. We may not be successful in identifying and consummating suitable acquisitions or investment opportunities, which may impede our growth and negatively affect our results of operations and may result in the use of a significant amount of management's resources. We expect that future investments in properties will depend on and will be financed by, in whole or in part, our existing cash, borrowings, including under our unsecured revolving credit facility, or the proceeds from additional issuances of equity or debt securities.

We currently do not expect to sell any of our properties to meet our liquidity needs, although we may do so in the future.

We currently are in compliance with all debt covenants on our outstanding indebtedness.

Credit Facility

On September 24, 2021, the Operating Partnership, as borrower, and the Trust, as guarantor, executed the Third Amended and Restated Credit Agreement (the "Credit Agreement"), which extended the maturity date of the revolving credit facility under the Credit Agreement to September 24, 2025 and reduced the interest rate margin applicable to borrowings. The Credit Agreement includes an unsecured revolving credit facility of $1.0 billion and contains a term loan feature of $250 million, bringing total borrowing capacity to $1.3 billion. The Credit Agreement also includes a swingline loan commitment for up to 10% of the maximum principal amount and provides an accordion feature allowing the Trust to increase borrowing capacity by up to an additional $500 million, subject to customary terms and conditions, resulting in a maximum borrowing capacity of $1.75 billion. The revolving credit facility under the Credit Agreement also includes two six-month extension options.

As of December 31, 2022, the Company had $193.0 million of borrowings outstanding under its unsecured revolving credit facility. As defined by the Credit Agreement, $807.0 million is available to borrow without adding additional properties to the unencumbered borrowing base of assets. On October 13, 2021, the Company used the proceeds from the 2031 Senior Notes (as defined herein) to pay off and extinguish the $250 million term loan feature of the Credit Agreement. The Operating Partnership simultaneously terminated the existing pay-fixed receive-variable rate swaps associated with the full term loan borrowing of $250.0 million. As defined by the Credit Agreement, the term loan feature is no longer available to the Company. See Note 6 (Debt) to our accompanying consolidated financial statements for a further discussion of our credit facility.

Senior Notes

As of December 31, 2022, we had $1.5 billion aggregate principal amount of senior notes issued and outstanding by the Operating Partnership, comprised of $15.0 million maturing in 2023, $25.0 million maturing in 2025, $70.0 million maturing in 2026, $425.0 million maturing in 2027, $395.0 million maturing in 2028, and $545.0 million maturing in 2031. See Note 6 (Debt) to our accompanying consolidated financial statements for a further discussion of our senior notes.

On October 13, 2021, the Operating Partnership issued $500.0 million in aggregate principal amount of 2.625% Senior Notes due November 1, 2031 (the "2031 Senior Notes") in a public offering (the "October Debt Offering") through underwriters for whom J.P. Morgan Securities LLC, Credit Agricole Securities (USA) Inc., and PNC Capital Markets LLC acted as representatives (the "Representatives") pursuant to an underwriting agreement, dated October 7, 2021, among the Operating Partnership, the Trust, and the Representatives.

The 2031 Senior Notes were registered under the Securities Act on the Trust's and the Operating Partnership's automatic shelf registration statement on Form S-3ASR (File No. 333-236725), filed with the Commission on February 27, 2020.

The 2031 Senior Notes began accruing interest on October 13, 2021 and began paying interest semi-annually beginning May 1, 2022. The 2031 Senior Notes were sold at an issue price of 99.789% of their face value, before the underwriters' discount. Our net proceeds from the offering, after deducting underwriting discounts and expenses, were approximately $495.1 million. We used the net proceeds of the October Debt Offering to pay off the existing balance of the unsecured revolving credit facility and the term loan feature of the Credit Agreement. The Operating Partnership simultaneously terminated each of the existing pay-fixed receive-variable rate swaps associated with the term loan borrowing.

The 2031 Senior Notes are subject to customary events of default, which may result in the accelerated maturity of the 2031 Senior Notes

ATM Program

During the fiscal year-ended December 31, 2022, we issued and sold pursuant to the ATM Program (as defined herein) 6,678,177 common shares at a weighted average price of $15.89 per share, resulting in net proceeds to us of approximately $105.1 million. See Note 1 (Organization and Business) to our accompanying consolidated financial statements for further detail.

Dividend Reinvestment and Share Purchase Plan

On December 2, 2014, we adopted a Dividend Reinvestment and Share Purchase Plan (the "DRIP"). Under the DRIP:

- existing shareholders may purchase additional common shares by reinvesting all or a portion of the dividends paid on their common shares and by making optional cash payments of not less than $50 and up to a maximum of $10,000 per month;
- new investors may join the DRIP by making an initial investment of not less than $1,000 and up to a maximum of $10,000; and
- once enrolled in the DRIP, participants may authorize electronic deductions from their bank account for optional cash payments to purchase additional shares.

The DRIP is administered by our transfer agent, Computershare Trust Company, N.A. Our common shares sold under the DRIP will be newly issued or purchased in the open market, as further described in the DRIP. As of December 31, 2022, the Company had issued 210,910 common shares under the DRIP since its inception.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Set forth below is a summary of our accounting policies that we believe are critical to the preparation of our consolidated financial statements.

Lease Accounting

We, as lessor, make a determination with respect to each of our leases whether they should be accounted for as operating leases or direct financing leases. The classification criteria are based on estimates regarding the fair value of the leased facilities, minimum lease payments, effective cost of funds, the economic life of the facilities, the existence of a bargain purchase option, and certain other terms in the lease agreements. We believe all of our tenant leases should be accounted for as operating leases. Payments received under operating leases are accounted for in our consolidated statements of income as rental revenue for actual rent collected plus or minus a straight-line adjustment for estimated minimum lease escalators, adjustments relating to amortization of lease inducements and above/below-market leases, and rent abatements. Assets subject to operating leases are reported as real estate investments in the consolidated balance sheets.

Substantially all of our leases contain fixed or formula-based rent escalators. To the extent that escalator increases are tied to an index with a floor or a fixed rate, lease payments are accounted for on a straight-line basis over the life of the lease.

Purchase of Investment Properties

We expect to record the majority of our future investments as asset acquisitions and as a result will capitalize acquisition costs. The purchase price, inclusive of acquisition costs, will be allocated to tangible and intangible assets and liabilities based on their relative fair values. Tangible assets primarily consist of land, buildings, and improvements. Intangible assets primarily consist of above-market or below-market leases, in-place leases, above-market or below-market debt assumed, right-of-use assets, and lease liabilities. Any future contingent consideration will be recorded when the contingency is resolved. The determination of the fair value requires the Company to make certain estimates and assumptions. See Note 2 (Summary of Significant Accounting Policies) to our accompanying consolidated financial statements for details on our policies for recording purchases of investment properties.

Real Estate Investment Properties and Identified Intangible Assets

We are required to make subjective assessments of the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate, we would depreciate such investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis. Real estate investment properties and identified intangible assets are carried at cost, net of accumulated depreciation and amortization. Medical office buildings are depreciated over their estimated useful lives, typically ranging up to 40 years, using the straight-line method. Tenant improvements and in-place leases are amortized over the lease life of the in-place leases or the tenant's respective lease term. Cost of maintenance and repairs are charged to expense when incurred.

We periodically assess the carrying value of real estate investments and related intangible assets in accordance with ASC Topic 360, *Property, Plant & Equipment* ("ASC 360"), to determine if facts and circumstances exist that would suggest that the recorded amount of an asset might be impaired or that the estimated useful life should be modified. In the event impairment in value occurs and a portion of the carrying amount of the real estate investment will not be recovered in part or in whole, a provision will be recorded to reduce the carrying basis of the real estate investment and related intangibles to their estimated fair value. The estimated fair value of our real estate investments is determined by use of a number of customary industry standard methods that include discounted cash flow modeling using appropriate discount and capitalization rates and/or estimated cash proceeds received upon the anticipated disposition of the asset from market comparables. Estimates of future cash flows are based on a number of factors including the historical operating results, leases in place, known trends, and other market or economic factors affecting the real estate investment. The evaluation of anticipated cash flows is subjective and is based on assumptions regarding future occupancy, occupancy rates, lease rates, and capitalization rates that could differ materially from actual results. If our anticipated holding periods change or estimated cash flows decline based on market conditions or other unforeseen factors, impairment may be recorded. Long-lived assets classified as held-for-sale are recorded at the lower of carrying value or fair value less estimated costs to sell.

Revenues

We recognize rental revenues in accordance with ASC 842, *Leases*. ASC 842 requires that rental revenue and adjustments relating to lease inducements and above-market and below-market leases be recognized on a straight-line basis over the term of the lease when collectability is probable. Recognizing rental revenue on a straight-line basis for leases may result in recognizing revenue for amounts more or less than amounts currently due from tenants. Amounts recognized in excess of amounts currently due are included in other assets on the consolidated balance sheets. If the Company determines that collectability of straight-line rents is not probable, rental revenue is limited to the lease payments collected from the lessee, including any variable lease payments.

Rental and related revenues also include expense recoveries, which relate to tenant reimbursement of real estate taxes, insurance, and other operating expenses that are recognized in the period the applicable expenses are incurred. The reimbursements are recorded gross, as these costs are incurred by the Company and reimbursed by the tenants. We have certain tenants with absolute net leases. Under these lease agreements, the tenant is responsible for operating and building expenses and we do not recognize expense recoveries.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made for the valuation of real estate and related intangibles, valuation of financial instruments, impairment assessments, and fair value assessments with respect to purchase price allocations. Actual results could differ from those estimates.

REIT Qualification Requirements

We are subject to a number of operational and organizational requirements necessary to qualify and maintain our qualification as a REIT. If we fail to qualify as a REIT or fail to remain qualified as a REIT in any taxable year, our income would be subject to federal income tax at regular corporate rates and potentially increased state and local taxes and we could incur substantial tax liabilities which could have an adverse impact upon our results of operations, liquidity, and distributions to our shareholders.

Off-Balance Sheet Arrangements

As of December 31, 2022, we have investments in two unconsolidated joint ventures with ownership interests of 45.1% and 12.3%. The aggregate carrying amount of debt, including both our and our partners' share, incurred by these ventures was approximately $806.4 million (of which our proportionate share is approximately $144.0 million). See Note 2 (Summary of Significant Accounting Policies) to our accompanying consolidated financial statements for additional information. We have no other off-balance sheet arrangements that we expect would materially affect our liquidity and capital resources.

Inflation

Some of our lease agreements contain provisions designed to mitigate the adverse impact of inflation. These provisions include clauses that enable us to receive increased rent pursuant to escalation clauses which generally increase rental rates during the terms of the leases. These escalation clauses often provide for fixed rent increases or indexed escalations (based upon changes in the consumer price index or other measures). However, some of these contractual rent increases may be less than the actual rate of inflation. As of December 31, 2022, 5.7% of the Company's annual rent escalators are determined by changes in CPI or other measures. Most of our lease agreements also require the tenant to pay an allocable share of operating expenses, including common area maintenance costs, real estate taxes, and insurance. This requirement reduces our exposure to increases in these costs and operating expenses resulting from inflation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our future income, cash flows, and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We use certain derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based upon their credit rating and other factors. Our derivative instruments consist of one interest rate swap. See Note 2 (Summary of Significant Accounting Policies) and Note 7 (Derivatives) to our consolidated financial statements included in Item 7 to this report for further detail on our interest rate swap.

Interest risk amounts are our management's estimates and were determined by considering the effect of hypothetical interest rates on our consolidated financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Fixed Interest Rate Debt

As of December 31, 2022, our consolidated fixed interest rate debt totaled $1.5 billion, which represented 81.8% of our total consolidated debt, excluding the impact of our interest rate swap. We entered into a pay-fixed receive-variable rate swap for $36.1 million of our mortgage debt, fixing the LIBOR component of the borrowing rate to 1.43%, for an all-in fixed rate as of December 31, 2022 of 3.33%. Both the borrowing and pay-fixed receive-variable swap have a maturity date of October 31, 2024.

Assuming the effects of the interest rate swap agreement, our fixed interest rate debt would represent 83.7% of our total consolidated debt. Interest rate fluctuations on our fixed interest rate debt will generally not affect our future earnings or cash flows unless such instruments mature or are otherwise terminated. However, interest rate changes could affect the fair value of our fixed interest rate debt.

As of December 31, 2022, the fair value and the carrying value of our consolidated fixed interest rate debt were approximately $1.4 billion and $1.5 billion, respectively. The fair values of fixed-rate unsecured notes payable are estimated using quoted market prices. If quoted market prices are not available, then the fair value is estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and maturity if the loans were originated on December 31, 2022. As we expect to hold our fixed interest rate debt instruments to maturity, based on the underlying structure of the debt instrument, and the amounts due under such instruments are limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that market fluctuations in interest rates, and the resulting change in fair value of our fixed interest rate debt instruments, would have a significant impact on our operating cash flows.

Variable Interest Rate Debt

As of December 31, 2022, our consolidated variable interest rate debt totaled $334.2 million, which represented 18.2% of our total consolidated debt. Assuming the effects of the interest rate swap agreement, our variable interest rate debt would represent 16.3% of our total consolidated debt. Interest rate changes on our variable rate debt could impact our future earnings and cash flows but would not significantly affect the fair value of such debt. As of December 31, 2022, we were exposed to market risks related to fluctuations in interest rates on $298.2 million of consolidated borrowings. Assuming no increase in the amount of our variable rate debt, if LIBOR and SOFR were to change by 100 basis points, interest expense on our variable rate debt as of December 31, 2022 would change by approximately $2.0 million and $1.0 million annually, respectively.

Derivative Instruments

As of December 31, 2022, we had one outstanding interest rate swap that was designated as a cash flow hedge of interest rate risk, with a total notional amount of $36.1 million. See Note 7 (Derivatives) within our consolidated financial statements for further detail on our interest rate swap. We are exposed to credit risk of the counterparty to our interest rate swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace this swap in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed through the use of the swap.

Indebtedness

As of December 31, 2022, we had total consolidated indebtedness of approximately $1.8 billion. The weighted average interest rate on our consolidated indebtedness was 3.98% (based on the 30-day LIBOR rate of 4.33% and a SOFR rate of 4.30% as of December 31, 2022). As of December 31, 2022, we had approximately $298.2 million, or approximately 16.3%, of our outstanding long-term debt exposed to fluctuations in short-term interest rates.

The following table sets forth certain information with respect to our consolidated indebtedness outstanding as of December 31, 2022 (in thousands):

	Principal	Fixed/Floating Rate	Rate	Maturity
Senior Unsecured Revolving Credit Facility	$ 193,000	Floating	LIBOR + 0.85%	9/24/2025
Senior Unsecured Notes				
January 2016 - Series A	15,000	Fixed	4.03 %	1/7/2023
January 2016 - Series B	45,000	Fixed	4.43 %	1/7/2026
January 2016 - Series C	45,000	Fixed	4.57 %	1/7/2028
January 2016 - Series D	45,000	Fixed	4.74 %	1/7/2031
August 2016 - Series A	25,000	Fixed	4.09 %	8/11/2025
August 2016 - Series B	25,000	Fixed	4.18 %	8/11/2026
August 2016 - Series C	25,000	Fixed	4.24 %	8/11/2027
March 2017 Notes	400,000	Fixed	4.30 %	3/15/2027
December 2017 Notes	350,000	Fixed	3.95 %	1/15/2028
October 2021 Notes	500,000	Fixed	2.625 %	11/1/2031
Mid Coast Hospital MOB (1)	5,153	Floating	LIBOR + 2.75%	11/13/2028
Eden Hill Medical Center (2)	36,050	Fixed	3.33 %	10/31/2024
CareMount Medical - Lake Katrine MOB	23,726	Fixed	4.63 %	11/6/2024
University of Florida Health North MOB	60,000	Floating	SOFR + 1.85%	12/20/2026
Jackson Baptist Medical Center - Belhaven	20,000	Floating	SOFR + 1.85%	12/16/2026
Old Bridge Medical Office Building	20,000	Floating	SOFR + 1.85%	12/20/2026
Total principal	1,832,929			
Unamortized deferred financing costs	(7,453)			
Unamortized discounts	(7,359)			
Total	$1,818,117			

(1) We own a 66.3% interest in the joint venture that owns this property. Debt shown in this schedule is the full amount of the mortgage indebtedness on this property.
(2) Our mortgage debt related to Eden Hill Medical Center bears interest at a rate equal to LIBOR + 1.90%. We have entered into a pay-fixed receive-variable interest rate swap, fixing the LIBOR component of this rate at 1.43%, resulting in an effective interest rate of 3.33%.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

The report of Physicians Realty Trust's independent registered public accounting firm (PCAOB ID:42) with respect to the above-referenced financial statements and their report on internal control over financial reporting are included in Item 8 of this Form 10-K at the page number referenced above. Their consent appears as Exhibit 23 of this Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Trustees of Physicians Realty Trust

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Physicians Realty Trust (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules included in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of net real estate property for impairment

Description of the Matter

As of December 31, 2022, the Company's consolidated balance sheet included net real estate property of $4.5 billion. As described in Note 2 to the consolidated financial statements, the Company periodically evaluates its long-lived assets, primarily consisting of investments in real estate, for impairment whenever events or changes in circumstances indicate that the recorded amount of an asset may not be fully recoverable. If indicators of impairment are present, the Company evaluates the carrying value of the related long-lived assets in relation to its expected undiscounted future cash flows. The Company adjusts the net book value of long-lived assets to fair value if the sum of the expected future undiscounted cash flows is less than book value.

Auditing management's long-lived assets impairment analysis was complex and involved a high degree of subjectivity due to the significant estimation required to determine the estimated undiscounted future cash flows of long-lived assets. In particular, the future cash flow estimates were sensitive to significant assumptions such as future rental revenues, operating expenses, occupancy, and capitalization rates which are affected by expectations about future market or economic conditions, as well as management's intent to hold and operate the property over the term and in the manner assumed in the analysis.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's long-lived assets impairment review process, including controls over management's review of the significant assumptions described above.

To test the Company's evaluation of long-lived assets for impairment, we performed audit procedures that included, among others, assessing the methodologies used, evaluating the significant assumptions discussed above, and testing the completeness and accuracy of the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to current market data and performed sensitivity analyses of the significant assumptions discussed above. The evaluation of the Company's methodology and significant assumptions was performed with the assistance of our valuation specialists.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2014.
Milwaukee, Wisconsin
February 24, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Trustees of Physicians Realty Trust

Opinion on Internal Control over Financial Reporting

We have audited Physicians Realty Trust's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Physicians Realty Trust (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Physicians Realty Trust at December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules included in the Index at Item 15 and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Milwaukee, Wisconsin
February 24, 2023

Physicians Realty Trust
Consolidated Balance Sheets
(In thousands, except share and per share data)

		December 31,		
ASSETS		**2022**		**2021**
Investment properties:				
Land and improvements	$	241,559	$	235,453
Building and improvements		4,674,011		4,612,561
Tenant improvements		92,906		86,018
Acquired lease intangibles		505,335		498,221
		5,513,811		5,432,253
Accumulated depreciation		(996,888)		(821,036)
Net real estate property		4,516,923		4,611,217
Real estate held for sale		—		1,964
Right-of-use lease assets, net		231,225		235,483
Real estate loans receivable, net		104,973		117,844
Investments in unconsolidated entities		77,716		69,793
Net real estate investments		4,930,837		5,036,301
Cash and cash equivalents		7,730		9,876
Tenant receivables, net		11,503		4,948
Other assets		146,807		131,584
Total assets	$	5,096,877	$	5,182,709
LIABILITIES AND EQUITY				
Liabilities:				
Credit facility	$	188,328	$	267,641
Notes payable		1,465,437		1,464,008
Mortgage debt		164,352		180,269
Accounts payable		4,391		6,651
Dividends and distributions payable		60,148		57,246
Accrued expenses and other liabilities		87,720		86,254
Lease liabilities		105,011		104,957
Acquired lease intangibles, net		24,381		21,569
Total liabilities		2,099,768		2,188,595
Redeemable noncontrolling interests - partially owned properties		3,258		7,081
Equity:				
Common shares, $0.01 par value, 500,000,000 common shares authorized, 233,292,030 and 224,678,116 common shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively		2,333		2,247
Additional paid-in capital		3,743,876		3,610,954
Accumulated deficit		(881,672)		(776,001)
Accumulated other comprehensive income (loss)		5,183		(892)
Total shareholders' equity		2,869,720		2,836,308
Noncontrolling interests:				
Operating Partnership		123,015		150,241
Partially owned properties		1,116		484
Total noncontrolling interests		124,131		150,725
Total equity		2,993,851		2,987,033
Total liabilities and equity	$	5,096,877	$	5,182,709

The accompanying notes are an integral part of these consolidated financial statements.


Physicians Realty Trust
Consolidated Statements of Income
(In thousands, except share and per share data)


	December 31,		
	2022	**2021**	**2020**
Revenues:			
Rental and related revenues	$ 515,373	$ 440,198	$ 421,134
Interest income on real estate loans and other	11,262	17,501	16,371
Total revenues	526,635	457,699	437,505
Expenses:			
Interest expense	72,234	60,136	57,179
General and administrative	40,209	37,757	33,763
Operating expenses	171,100	137,408	128,198
Depreciation and amortization	189,641	157,870	149,590
Impairment loss	—	340	4,872
Total expenses	473,184	393,511	373,602
Income before equity in loss of unconsolidated entities and gain on sale of investment properties, net:	53,451	64,188	63,903
Equity in loss of unconsolidated entities	(790)	(1,570)	(1,257)
Gain on sale of investment properties, net	57,375	24,165	5,842
Net income	110,036	86,783	68,488
Net income attributable to noncontrolling interests:			
Operating Partnership	(5,240)	(2,211)	(1,797)
Partially owned properties (1)	(430)	(607)	(574)
Net income attributable to controlling interest	104,366	83,965	66,117
Preferred distributions	—	(13)	(1,241)
Net income attributable to common shareholders	$ 104,366	$ 83,952	$ 64,876
Net income per share:			
Basic	$ 0.46	$ 0.39	$ 0.32
Diluted	$ 0.46	$ 0.39	$ 0.32
Weighted average common shares:			
Basic	226,598,474	216,135,385	204,243,768
Diluted	239,610,285	223,060,556	211,145,917
Dividends and distributions declared per common share	$ 0.92	$ 0.92	$ 0.92

(1) Includes amounts attributable to redeemable noncontrolling interests.


The accompanying notes are an integral part of these consolidated financial statements.


Physicians Realty Trust
Consolidated Statements of Comprehensive Income
(In thousands)

		December 31,				
		2022		**2021**		**2020**
Net income	$	110,036	$	86,783	$	68,488
Other comprehensive income (loss):						
Change in fair value of interest rate swap agreements, net		6,075		1,672		(10,180)
Reclassification of accumulated losses on interest rate swap to earnings		—		3,295		—
Total other comprehensive income (loss)		6,075		4,967		(10,180)
Comprehensive income		116,111		91,750		58,308
Comprehensive income attributable to noncontrolling interests - Operating Partnership		(5,490)		(2,461)		(1,522)
Comprehensive income attributable to noncontrolling interests - partially owned properties		(430)		(607)		(574)
Comprehensive income attributable to common shareholders	$	110,191	$	88,682	$	56,212

The accompanying notes are an integral part of these consolidated financial statements.

Physicians Realty Trust
Consolidated Statements of Equity
(In thousands)

	Par Value	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity	Operating Partnership Noncontrolling interest	Partially Owned Properties Noncontrolling Interest	Total Noncontrolling Interests	Total Equity
Balance at January 1, 2020	$ 1,900	$ 2,931,921	$ (529,194)	$ 4,321	$ 2,408,948	$ 71,697	$ 339	$ 72,036	$ 2,480,984
Cumulative effect of changes in accounting standards	—	(147)	—	—	(147)	—	—	—	(147)
Net proceeds from sale of common shares	194	364,194	—	—	364,388	—	—	—	364,388
Restricted share award grants, net	2	9,510	(1,783)	—	7,729	—	—	—	7,729
Purchase of OP Units	—	—	—	—	—	(515)	—	(515)	(515)
Conversion of OP Units	—	41	—	—	41	(41)	—	(41)	—
Dividends/distributions declared	—	—	(190,751)	—	(190,751)	(5,123)	—	(5,123)	(195,874)
Preferred distributions	—	—	(1,241)	—	(1,241)	—	—	—	(1,241)
Issuance of OP Units in connection with acquisitions	—	—	—	—	—	3,067	—	3,067	3,067
Distributions	—	—	—	—	—	—	(210)	(210)	(210)
Change in market value of Redeemable Noncontrolling Interests	—	132	(1,319)	—	(1,187)	—	—	—	(1,187)
Change in fair value of interest rate swap agreements	—	—	—	(10,180)	(10,180)	—	—	—	(10,180)
Adjustment for Noncontrolling Interests ownership in Operating Partnership	—	(2,420)	—	—	(2,420)	2,420	—	2,420	—
Net income	—	—	66,117	—	66,117	1,797	274	2,071	68,188
Balance at December 31, 2020	2,096	3,303,231	(658,171)	(5,859)	2,641,297	73,302	403	73,705	2,715,002
Net proceeds from sale of common shares	147	267,979	—	—	268,126	—	—	—	268,126
Restricted share award grants, net	4	10,722	(1,312)	—	9,414	—	—	—	9,414
Purchase of OP Units	—	—	—	—	—	(6,237)	—	(6,237)	(6,237)
Dividends/distributions declared	—	—	(200,926)	—	(200,926)	(6,457)	—	(6,457)	(207,383)
Preferred distributions	—	—	(13)	—	(13)	—	—	—	(13)
Issuance of OP Units in connection with acquisitions	—	—	—	—	—	116,467	—	116,467	116,467
Distributions	—	—	—	—	—	—	(224)	(224)	(224)
Change in market value of Redeemable Noncontrolling Interests	—	(23)	456	—	433	—	—	—	433
Derecognition of cash flow hedge	—	—	—	3,295	3,295	—	—	—	3,295
Change in fair value of interest rate swap agreements	—	—	—	1,672	1,672	—	—	—	1,672
Adjustment for Noncontrolling Interests ownership in Operating Partnership	—	29,045	—	—	29,045	(29,045)	—	(29,045)	—
Net income	—	—	83,965	—	83,965	2,211	305	2,516	86,481
Balance as of December 31, 2021	2,247	3,610,954	(776,001)	(892)	2,836,308	150,241	484	150,725	2,987,033
Net proceeds from sale of common shares	67	105,952	—	—	106,019	—	—	—	106,019
Restricted share award grants, net	4	11,277	(2,468)	—	8,813	—	—	—	8,813
Purchase of OP Units	—	—	—	—	—	(6,741)	—	(6,741)	(6,741)
Conversion of OP Units	15	23,073	—	—	23,088	(23,088)	—	(23,088)	—
Dividends/distributions declared	—	—	(210,326)	—	(210,326)	(10,017)	—	(10,017)	(220,343)
Contributions	—	—	—	—	—	—	569	569	569
Distributions	—	—	—	—	—	—	(238)	(238)	(238)
Change in market value of Redeemable Noncontrolling Interest in partially owned properties	—	—	2,757	—	2,757	—	—	—	2,757
Change in fair value of interest rate swap agreement	—	—	—	6,075	6,075	—	—	—	6,075
Adjustment for Noncontrolling Interests ownership in Operating Partnership	—	(7,380)	—	—	(7,380)	7,380	—	7,380	—
Net income	—	—	104,366	—	104,366	5,240	301	5,541	109,907
Balance as of December 31, 2022	$ 2,333	$ 3,743,876	$ (881,672)	$ 5,183	$ 2,869,720	$ 123,015	$ 1,116	$ 124,131	$ 2,993,851

The accompanying notes are an integral part of these consolidated financial statements.

Physicians Realty Trust
Consolidated Statements of Cash Flows
(in thousands)

		Year Ended December 31,				
		2022		**2021**		**2020**
Cash Flows from Operating Activities:						
Net income	$	110,036	$	86,783	$	68,488
Adjustments to reconcile net income to net cash provided by operating activities						
Depreciation and amortization		189,641		157,870		149,590
Amortization of deferred financing costs		2,314		2,325		2,372
Amortization of lease inducements and above/below-market lease intangibles		5,834		4,678		4,680
Straight-line rental (revenue) expense, net		(6,847)		(8,671)		(12,395)
Amortization of discount on unsecured senior notes		1,064		737		629
Amortization of above market assumed debt		(10)		(62)		(62)
Derecognition of cash flow hedge		—		3,295		—
Loss on extinguishment of deferred financing costs		—		730		—
Gain on sale of investment properties, net		(57,375)		(24,165)		(5,842)
Equity in loss of unconsolidated entities		790		1,570		1,257
Distributions from unconsolidated entities		7,874		6,928		5,515
Change in fair value of derivatives		—		—		15
Provision for bad debts		180		(90)		513
Non-cash share compensation		15,672		15,032		12,486
Net change in fair value of contingent consideration		—		—		(715)
Impairment on investment properties		—		340		4,872
Change in operating assets and liabilities:						
Tenant receivables		(7,652)		(2,863)		(1,404)
Other assets		(2,317)		3,404		(7,380)
Accounts payable		(2,260)		(356)		659
Accrued expenses and other liabilities		1,456		(711)		9,840
Net cash provided by operating activities		258,400		246,774		233,118
Cash Flows from Investing Activities:						
Proceeds on sale of investment properties		123,179		92,711		20,269
Acquisition of investment properties, net		(112,455)		(718,179)		(73,040)
Investment in unconsolidated entities		(13,587)		(9,069)		(18,390)
Capital expenditures on investment properties		(39,869)		(32,566)		(33,887)
Issuances of real estate loans receivable		(30,611)		(16,213)		(115,220)
Repayments of real estate loans receivable		38,994		84,874		21,194
Leasing commissions		(3,623)		(3,997)		(2,660)
Lease inducements		(500)		—		—
Net cash used in investing activities		(38,472)		(602,439)		(201,734)
Cash Flows from Financing Activities:						
Net proceeds from sale of common shares		106,019		268,126		364,388
Proceeds from credit facility borrowings		294,000		710,541		364,000
Repayments on credit facility borrowings		(375,000)		(852,541)		(537,000)
Proceeds from issuance of mortgage debt		—		136,050		—
Proceeds from issuance of senior unsecured notes		—		495,695		—
Principal payments on mortgage debt		(16,094)		(13,027)		(25,477)
Debt issuance costs		(74)		(7,380)		(63)
Payments made on financing leases		—		(8,300)		—
Dividends paid - shareholders		(209,417)		(198,541)		(186,721)
Distributions to noncontrolling interests - Operating Partnership		(10,493)		(5,024)		(5,092)
Preferred distributions paid - OP Unit holders		—		(303)		(1,268)
Contributions to noncontrolling interests		569		—		—
Distributions to noncontrolling interests - partially owned properties		(588)		(648)		(628)
Payments of employee taxes for withheld stock-based compensation shares		(4,255)		(4,183)		(2,848)
Purchases of Series A Preferred Units		—		(151,202)		—
Purchases of OP Units		(6,741)		(6,237)		(515)
Net cash (used in) provided by financing activities		(222,074)		363,026		(31,224)
Net (decrease) increase in cash and cash equivalents		(2,146)		7,361		160
Cash and cash equivalents, beginning of year		9,876		2,515		2,355
Cash and cash equivalents, end of year	$	7,730	$	9,876	$	2,515
Supplemental disclosure of cash flow information - interest paid during the year	$	70,207	$	50,814	$	54,813
Supplemental disclosure of noncash activity—settlement of note receivable in exchange for Series A Preferred Units	$	—	$	20,646	$	—
Supplemental disclosure of noncash activity - change in fair value of interest rate swap agreements	$	6,075	$	1,672	$	(10,180)
Supplemental disclosure of noncash activity - issuance of OP Units and Series A Preferred Units in connection with acquisitions	$	—	$	263,008	$	3,067
Supplemental disclosure of noncash activity—Conversion of loan receivable in connection to the acquisition of investment property	$	5,700	$	15,500	$	—

The accompanying notes are an integral part of these consolidated financial statements.

Physicians Realty Trust
Notes to Consolidated Financial Statements

Unless otherwise indicated or unless the context requires otherwise the use of the words "we," "us," "our," and the "Company," refer to Physicians Realty Trust, together with its consolidated subsidiaries, including Physicians Realty L.P.

Note 1. Organization and Business

The Trust was organized in the state of Maryland on April 9, 2013. As of December 31, 2022, the Trust was authorized to issue up to 500,000,000 common shares of beneficial interest, par value $0.01 per share. The Trust filed a Registration Statement on Form S-11 with the Securities and Exchange Commission (the "Commission") with respect to a proposed underwritten initial public offering (the "IPO") and completed the IPO of its common shares and commenced operations on July 24, 2013.

The Trust contributed the net proceeds from the IPO to the Operating Partnership. The Trust and the Operating Partnership are managed and operated as one entity, and the Trust has no significant assets other than its investment in the Operating Partnership. The Trust's operations are conducted through the Operating Partnership and wholly-owned and majority-owned subsidiaries of the Operating Partnership. The Trust, as the general partner of the Operating Partnership, controls the Operating Partnership and consolidates the assets, liabilities, and results of operations of the Operating Partnership. Therefore, the assets and liabilities of the Trust and the Operating Partnership are the same.

The Trust is a self-managed REIT formed primarily to acquire, selectively develop, own, and manage health care properties that are leased to physicians, hospitals, and health care delivery systems.

ATM Programs

In November 2019, the Trust and the Operating Partnership entered into separate At Market Issuance Sales Agreements (the "2019 Sales Agreements") with each of KeyBanc Capital Markets Inc., Credit Agricole Securities (USA) Inc., BMO Capital Markets Corp., Raymond James & Associates, Inc., and Stifel, Nicolaus & Company, Incorporated, in their capacity as agents and as forward sellers (the "2019 Agents"), pursuant to which the Trust may issue and sell, from time to time, its common shares having an aggregate offering price of up to $500 million, through the 2019 Agents (the "2019 ATM Program"). The 2019 Sales Agreements contemplate that, in addition to the issuance and sale of the Trust's common shares through the 2019 Agents, the Trust may also enter into one or more forward sales agreements from time to time in the future with each of KeyBanc Capital Markets, Inc., Credit Agricole Securities (USA) Inc., BMO Capital Markets Corp., Raymond James & Associates, Inc., and Stifel, Nicolaus & Company, Incorporated, or one of their respective affiliates.

In May 2021, the Trust and the Operating Partnership entered into an At Market Issuance Sales Agreement (the "2021 Sales Agreement") with KeyBanc Capital Markets Inc., Credit Agricole Securities (USA) Inc., BMO Capital Markets Corp., and Raymond James & Associates, Inc. in their capacity as agents for the Company and/or forward sellers and Stifel, Nicolaus & Company, Incorporated in its capacity as sales agent for the Company (collectively, the "2021 Agents") and Bank of Montreal, Credit Agricole Corporate and Investments Bank, KeyBanc Capital Markets Inc., and Raymond James & Associates, Inc. as forward purchasers for the Company (the "Forward Purchasers"), pursuant to which the Trust may issue and sell, from time to time, its common shares having an aggregate offering price of up to $500 million through the 2021 Agents (the "2021 ATM Program" and, together with the 2019 ATM Program the "ATM Programs"). The 2021 Sales Agreement contemplates that, in addition to the issuance and sale of the Trust's common shares through the 2021 Agents, the Trust may also enter into one or more forward sales agreements from time to time in the future with each of the Forward Purchasers. Upon entry into the 2021 Sales Agreement, the Trust terminated the 2019 ATM Program.

During 2022 and 2021, the Trust's issuance and sale of common shares pursuant to the ATM Programs was as follows (in thousands, except common shares and price):

	2022			2021		
	Common shares sold	Weighted average price	Net proceeds	Common shares sold	Weighted average price	Net proceeds
Quarterly period ended March 31	259,977	$ 18.93	$ 4,871	2,887,296	$ 18.32	$ 52,358
Quarterly period ended June 30	977,800	18.61	18,020	4,532,343	18.39	82,519
Quarterly period ended September 30	440,400	18.15	7,913	—	—	—
Quarterly period ended December 31	5,000,000	15.00	74,250	7,236,439	18.54	132,824
Year ended December 31	6,678,177	$ 15.89	$ 105,054	14,656,078	$ 18.45	$ 267,701

As of February 14, 2023, the Trust had $158.6 million remaining available under the 2021 ATM Program.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

GAAP requires identification of entities for which control is achieved through means other than voting rights and to determine which business enterprise is the primary beneficiary of variable interest entities ("VIEs"). ASC 810 broadly defines a VIE as an entity in which either (i) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of such entity that most significantly impact such entity's economic performance or (ii) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. The Company identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (i) the power to direct the activities of the VIE that most significantly impact the entity's economic performance; and (ii) the obligation to absorb losses or receive benefits of the VIE that could potentially be significant to the entity. The Company consolidates its investment in a VIE when it determines that it is the VIE's primary beneficiary. The Company may change its original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affect the characteristics or adequacy of the entity's equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary. The Company performs this analysis on an ongoing basis.

For property holding entities not determined to be VIEs, the Company consolidates such entities in which the Operating Partnership owns 100% of the equity or has a controlling financial interest evidenced by ownership of a majority voting interest. All intercompany balances and transactions are eliminated in consolidation.

Noncontrolling Interests

The Company presents the portion of any equity it does not own in entities that it controls (and thus consolidates) as noncontrolling interests and classifies such interests as a component of consolidated equity, separate from the Company's total shareholders' equity, on the consolidated balance sheets.

Operating Partnership: Noncontrolling interests in the Company include OP Units held by other investors. Net income or loss is allocated to noncontrolling interests (limited partners) based on their respective ownership percentage of the Operating Partnership. The ownership percentage is calculated by dividing the number of OP Units held by the noncontrolling interests by the total OP Units held by the noncontrolling interests and the Trust. Issuance of additional common shares and OP Units changes the ownership interests of both the noncontrolling interests and the Trust. Such transactions and the related proceeds are treated as capital transactions.

During the year ended December 31, 2021, the Operating Partnership issued 6,561,521 OP Units valued at approximately $116.5 million on the date of issuance to partially fund the acquisition of a portfolio. The portfolio had a total aggregate purchase price of approximately $750.0 million.

As of December 31, 2022 and 2021, the Trust held a 95.9% and 95.0% interest in the Operating Partnership, respectively. As the sole general partner and the majority interest holder, the Trust consolidates the financial position and results of operations of the Operating Partnership.

Holders of OP Units may not transfer their units without the Trust's prior written consent, as general partner of the Operating Partnership. Beginning on the first anniversary of the issuance of OP Units to the respective holders, OP Unit holders may tender their units for redemption by the Operating Partnership in exchange for cash equal to the market price of the Trust's common shares at the time of redemption or for unregistered common shares on a one-for-one basis. Such selection to pay cash or issue common shares to satisfy an OP Unit holder's redemption request is solely within the control of the Trust. Accordingly, the Trust presents the OP Units of the Operating Partnership held by investors other than the Trust as noncontrolling interests within equity in the consolidated balance sheets.

Partially Owned Properties: The Trust reflects noncontrolling interests in partially owned properties on the consolidated balance sheets for the portion of consolidated properties that are not wholly owned by the Company. The earnings or losses from those properties attributable to the noncontrolling interests are reflected as noncontrolling interests in partially owned properties in the consolidated statements of income.

Redeemable Noncontrolling Interests - Partially Owned Properties

In connection with the Company's acquisitions of the medical office building, ambulatory surgery center, and hospital located on the Great Falls Hospital campus in Great Falls, Montana, physicians affiliated with the sellers retained non-controlling interests which were, at the holders' option, able to be redeemed at any time after May 1, 2023. Due to the redemption provision, which was outside of the control of the Trust, the Trust classified the investment in the mezzanine section of its consolidated balance sheets. On July 14, 2022, the Company disposed of these three properties and removed the related redeemable noncontrolling interest from its consolidated balance sheets.

Through a consolidated joint venture with MedProperties Realty Advisors, LLC ("MedProperties"), the Company acquired Calko Medical Center in Brooklyn, New York. As part of the joint venture, MedProperties can redeem its interest, at their option, at any time after September 9, 2025. Due to the redemption provision, which is outside of the control of the Company, the Company classifies the noncontrolling interests in the mezzanine section of its consolidated balance sheets. The Company records the carrying amount of the redeemable noncontrolling interests at the greater of the carrying value or redemption value.

Dividends and Distributions

Dividends and distributions for the years ended December 31, 2022, 2021, and 2020 are as follows:

Declaration Date	Record Date	Payment Date	Cash Dividend per Share/Unit	
December 22, 2022	January 4, 2023	January 18, 2023	$	0.23
September 23, 2022	October 4, 2022	October 14, 2022	$	0.23
June 17, 2022	July 5, 2022	July 19, 2022	$	0.23
March 18, 2022	March 31, 2022	April 14, 2022	$	0.23
December 22, 2021	January 4, 2022	January 18, 2022	$	0.23
September 22, 2021	October 4, 2021	October 15, 2021	$	0.23
June 18, 2021	July 2, 2021	July 16, 2021	$	0.23
March 19, 2021	April 2, 2021	April 16, 2021	$	0.23
December 18, 2020	January 5, 2021	January 20, 2021	$	0.23
September 21, 2020	October 2, 2020	October 16, 2020	$	0.23
June 18, 2020	July 2, 2020	July 17, 2020	$	0.23
March 19, 2020	April 2, 2020	April 16, 2020	$	0.23

The Company's shareholders are entitled to reinvest all or a portion of any cash distribution on their shares of the Company's common stock by participating in the DRIP, subject to the terms of the plan.

Tax Status of Dividends and Distributions

The Company's distributions of current and accumulated earnings and profits for U.S. federal income tax purposes generally are taxable to shareholders as ordinary income. Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the shareholders' basis in the shares to the extent thereof (non-dividend distributions) and thereafter as taxable gain.

Any cash distributions received by an OP Unit holder in respect of its OP Units generally will not be taxable to such OP Unit holder for U.S. federal income tax purposes, to the extent that such distribution does not exceed the OP Unit holder's basis in its OP Units. Any such distribution will instead reduce the OP Unit holder's basis in its OP Units (and OP Unit holders will be subject to tax on the taxable income allocated to them by the Operating Partnership in respect of their OP Units when such income is earned by the Operating Partnership, with such income allocation increasing the OP Unit holders' basis in their OP Units).

The following table sets forth the federal income tax status of distributions per common share and OP Unit for the periods presented:

		Year Ended December 31,				
		2022		**2021**		**2020**
Per common share and OP Unit:						
Ordinary dividends	$	—	$	—	$	—
Section 199A Qualified REIT Dividend		0.4724		0.4856		0.4798
Qualified dividends		—		—		—
Long-term capital gain (1)		0.1999		—		—
Unrecaptured Section 1250 gain		0.0544		—		—
Non-dividend distributions		0.1933		0.4344		0.4402
Total	$	0.9200	$	0.9200	$	0.9200

(1) For distributions classified as Long-Term Capital Gain, the One Year Amounts Disclosure is $0, the Three Year Amounts Disclosure is $0, and $0.1999 is Section 1231 gain for purposes of Internal Revenue Code Section 1061.

Purchases of Investment Properties

With the adoption of ASU 2017-01 in January 2018, the Company's acquisitions of investment properties and the majority of its future investments will be accounted for as asset acquisitions and will result in the capitalization of acquisition costs. The purchase price, inclusive of acquisition costs, will be allocated to tangible and intangible assets and liabilities based on their relative fair values. Tangible assets primarily consist of land, buildings, and improvements. Intangible assets primarily consist of above-market or below-market leases, in-place leases, above-market or below-market debt assumed, right-of-use assets, and lease liabilities. Any future contingent consideration will be recorded when the contingency is resolved. The determination of the fair value requires the Company to make certain estimates and assumptions.

The determination of fair value involves the use of significant judgment and estimation. The Company makes estimates of the fair value of the tangible and intangible acquired assets and assumed liabilities using information obtained from multiple sources as a result of pre-acquisition due diligence and generally includes the assistance of a third party appraiser. The Company estimates the fair value of an acquired asset on an "as-if-vacant" basis and its value is depreciated in equal amounts over the course of its estimated remaining useful life. The Company determines the allocated value of other fixed assets, such as site improvements, based upon the replacement cost and depreciates such value over the assets' estimated remaining useful lives as determined at the applicable acquisition date. The fair value of land is determined either by considering the sales prices of similar properties in recent transactions or based on an internal analysis of recently acquired and existing comparable properties within the Company's portfolio.

The value of above-market or below-market leases is estimated based on the present value (using a discount rate which reflected the risks associated with the leases acquired) of the difference between contractual amounts to be received pursuant to the leases and management's estimate of market lease rates measured over a period equal to the estimated remaining term of the lease. The capitalized above-market or below-market lease intangibles are amortized as a reduction or addition to rental income over the estimated remaining term of the respective leases plus the term of any renewal options that the lessee would be economically compelled to exercise.

In determining the value of in-place leases, management considers current market conditions and costs to execute similar leases in arriving at an estimate of the carrying costs during the expected lease-up period from vacant to existing occupancy. In estimating carrying costs, management includes real estate taxes, insurance, other operating expenses, estimates of lost rental revenue during the expected lease-up periods, and costs to execute similar leases, including leasing commissions, tenant improvements, legal, and other related costs based on current market demand. The values assigned to in-place leases are amortized to amortization expense over the estimated remaining term of the lease. If a lease terminates prior to its scheduled expiration, all unamortized costs related to that lease are written off, net of any required lease termination payments.

The Company calculates the fair value of any long-term debt assumed by discounting the remaining contractual cash flows on each instrument at the current market rate for those borrowings, which the Company approximates based on the rate it would expect to incur on a replacement instrument on the date of acquisition, and recognizes any fair value adjustments related to long-term debt as effective yield adjustments over the remaining term of the instrument.

Based on these estimates, the Company recognizes the acquired assets and assumed liabilities based on their estimated fair values, which are generally determined using Level 3 inputs, such as market rental rates, capitalization rates, discount rates, or other available market data.

Impairment of Intangible and Long-Lived Assets

The Company periodically evaluates its long-lived assets, primarily consisting of investments in real estate, for impairment indicators or whenever events or changes in circumstances indicate that the recorded amount of an asset may not be fully recoverable. If indicators of impairment are present, the Company evaluates the carrying value of the related real estate properties in relation to the undiscounted expected future cash flows of the underlying operations. In performing this evaluation, management considers market conditions and current intentions with respect to holding or disposing of the real estate property. The evaluation of anticipated cash flows is subjective and is based on assumptions regarding future occupancy, lease rates, and cap rates that could differ materially from actual results. The Company adjusts the net book value of real estate properties to fair value if the sum of the expected future undiscounted cash flows, including sales proceeds, is less than book value. The Company recognizes an impairment loss at the time it makes any such determination. If the Company determines that an asset is impaired, the impairment to be recognized is measured as the amount by which the recorded amount of the asset exceeds its fair value. Fair value is typically determined using a discounted future cash flow analysis or other acceptable valuation techniques which are based, in turn, upon Level 3 inputs, such as revenue and expense growth rates, capitalization rates, discount rates, or other available market data. With the adoption of ASC 842, on January 1, 2019, the Company periodically evaluates the right-of-use assets for impairment as detailed above.

The Company did not record an impairment charge for the year ended December 31, 2022. The Company recorded an impairment charge of $0.3 million on one medical office building in Traverse City, Michigan during the year ended December 31, 2021 and an impairment charge of $4.9 million on one medical office building in Grand Rapids, Michigan during the year ended December 31, 2020.

Assets Held for Sale and Discontinued Operations

The Company may sell properties from time to time for various reasons, including favorable market conditions. The Company classifies certain long-lived assets as held for sale once the criteria, as defined by GAAP, has been met. The Company classifies a real estate property, or portfolio, as held for sale when: (i) management has approved the disposal, (ii) the property is available for sale in its present condition, (iii) an active program to locate a buyer has been initiated, (iv) it is probable that the property will be disposed of within one year, (v) the property is being marketed at a reasonable price relative to its fair value, and (vi) it is unlikely that the disposal plan will significantly change or be withdrawn. Following the classification of a property as "held for sale," no further depreciation or amortization is recorded on the assets and the assets are written down to the lower of carrying value or fair market value, less cost to sell. There were no properties classified as held for sale as of December 31, 2022 and one property classified as held for sale as of December 31, 2021. Dispositions during the years ended December 31, 2022, 2021, and 2020 did not qualify as discontinued operations.

Investments in Unconsolidated Entities

The Company reports investments in unconsolidated entities over whose operating and financial policies it has the ability to exercise significant influence under the equity method of accounting. Under this method of accounting, the Company's share of the investee's earnings or losses is included in its consolidated statements of income. The initial carrying value of investments in unconsolidated entities is based on the amount paid to purchase the equity interest.

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its equity method investments may not be recoverable or realized. If indicators of potential impairment are identified, the Company evaluates its equity method investments for impairment based on a comparison of the fair value of the investment to its carrying value. The fair value is estimated based on discounted cash flows that include all estimated cash inflows and outflows over a specified holding period and any estimated debt premiums or discounts. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of its equity method investment, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of its equity method investment.

On November 22, 2019, the Company contributed two properties valued at $39.0 million and paid additional consideration of $17.0 million for a 12.3% equity interest in the PMAK MOB JV REOC, LLC ("PMAK Joint Venture"). As of December 31, 2022 this joint venture owned 60 medical office facilities located in 19 states.

Since December 11, 2020, the Company contributed $33.6 million, to acquire a membership interest in Davis Medical Investors, LLC ("Davis Joint Venture"). As of December 31, 2022, the Company holds a 45.1% membership interest in the Davis Joint Venture, which owns 13 medical office facilities located in five states.

Real Estate Loans Receivable

Real estate loans receivable consists of eight mezzanine loans, one construction loan, and five term loans as of December 31, 2022. Generally, each mezzanine loan is collateralized by an ownership interest in the respective borrower, each term loan is secured by a mortgage of a related medical office building, and the construction loan is secured by a mortgage on the land and improvements as constructed. Interest income on loans is recognized as earned based on the terms of the loans subject to evaluation of collectability risks and is included in the Company's consolidated statements of income. On a quarterly basis, the Company evaluates the collectability of its loan portfolio, including related interest income receivable, and establishes a reserve for loan losses, if necessary. For the years ended December 31, 2022 and December 31, 2021, the Company's loan loss reserves were $0.2 million and $0.1 million, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with maturities of three months or fewer from the date of purchase. The Company is subject to concentrations of credit risk as a result of its temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions in order to mitigate that risk.

Rental and Related Revenues

Rental revenue is recognized on a straight-line basis over the terms of the related leases when collectability is probable. Recognizing rental revenue on a straight-line basis for leases may result in recognizing revenue for amounts more or less than amounts currently due from tenants. Amounts recognized in excess of amounts currently due from tenants are included in other assets and were approximately $101.3 million and $95.4 million as of December 31, 2022 and December 31, 2021, respectively, excluding the asset classified as held for sale in 2021. If the Company determines that collectability of straight-line rents is not probable, income recognition is limited to the lesser of cash collected, or lease income reflected on a straight-line basis, plus variable rent when it becomes accruable.

In accordance with ASC 842, if the collectability of a lease changes after the commencement date, any difference between lease income that would have been recognized and the lease payments shall be recognized as an adjustment to lease income. Bad debt recognized as an adjustment to rental revenues was $0.2 million, $0.4 million, and $0.5 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively.

Rental revenue is adjusted by the amortization of lease inducements and above-market or below-market rents on certain leases. Lease inducements and above-market or below-market rents are amortized on a straight-line basis over the remaining lease term. Rental and related revenues also include expense recoveries, which relate to tenant reimbursement of real estate taxes, insurance, and other operating expenses that are recognized in the period the applicable expenses are incurred. The reimbursements are recorded gross, as these costs are incurred by the Company and reimbursed by the tenants. We have certain tenants with absolute net leases. Under these lease agreements, the tenant is responsible for operating and building expenses and we do not recognize expense recoveries.

Tenant Receivables, Net

Tenant receivables primarily represent amounts accrued and unpaid from tenants in accordance with the terms of the respective leases, subject to the Company's revenue recognition policy. The Company reviews receivables monthly and writes-off the remaining balance when, in the opinion of management, collection of substantially all remaining payments is not probable. When the Company determines substantially all remaining lease payments are not probable of collection, it recognizes a reduction of rental revenues and expense recoveries for all outstanding balances, including accrued straight-line rent receivables. Any subsequent receipts are recognized as rental revenues and expense recoveries in the period received.

Derivative Instruments

When the Company has derivative instruments embedded in other contracts, it records them either as an asset or a liability measured at their fair value unless they qualify for a normal purchase or normal sale exception. When specific hedge accounting criteria are not met or if the Company does not elect to apply for hedge accounting, changes in the Company's derivative instruments' fair value are recognized currently in earnings. As a result of the Company's adoption of ASC 815 as of January 1, 2019, if hedge accounting is applied to a derivative instrument, the entire change in the fair value of its derivatives designated and qualified as cash flow hedges are recorded in accumulated other comprehensive income ("AOCI") on the consolidated balance sheets and are subsequently reclassified into earnings in the period in which the hedged forecasted transaction affects earnings.

To manage interest rate risk for certain of its variable-rate debt, the Company uses interest rate swaps as part of its risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by providing a fixed interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. As of December 31, 2022, the Company had one outstanding interest rate swap, designated as a cash flow hedge of interest rate risk. Further detail is provided in Note 7 (Derivatives).

Income Taxes

The Trust elected to be taxed as a REIT for federal tax purposes commencing with the filing of its tax return for the short taxable year ending December 31, 2013. The Trust had no taxable income prior to electing REIT status. To qualify as a REIT, the Trust must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Trust generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its shareholders. If the Trust fails to qualify as a REIT in any taxable year, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Trust relief under certain statutory provisions. Such an event could materially adversely affect the Trust's net income and net cash available for distribution to shareholders. However, the Trust intends to continue to operate in such a manner as to continue qualifying for treatment as a REIT. Although the Trust continues to qualify for taxation as a REIT, in various instances, the Trust is subject to state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

As discussed in Note 1 (Organization and Business), the Trust conducts substantially all of its operations through the Operating Partnership. As a partnership, the Operating Partnership generally is not liable for federal income taxes. The income and loss from the operations of the Operating Partnership is included in the tax returns of its partners, including the Trust, who are responsible for reporting their allocable share of the partnership income and loss. Accordingly, no provision for income taxes has been made on the accompanying consolidated financial statements.

Management Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the amounts of revenue and expenses reported in the period. Significant estimates are made for the fair value assessments with respect to purchase price allocations, impairment assessments, and the valuation of financial instruments. Actual results could differ from these estimates.

Commitments

Certain of the Company's acquisitions provide for additional consideration to the seller in the form of an earn-out associated with lease-up contingencies. The Company recognizes the earn-out related to asset acquisitions only if certain parameters or other substantive contingencies are met, at which time the consideration becomes payable.

Certain of the Company's leases also provide for consideration available to tenants as a tenant improvement allowance. Based on existing leases as of December 31, 2022, committed but unspent tenant related obligations were $44.7 million.

Related Parties

The Company recognized rental revenues totaling $8.3 million in 2022, $7.9 million in 2021, and $7.5 million in 2020 from Baylor Scott and White Health, a health care system affiliated with a member of the Trust's Board of Trustees.

Segment Reporting

Under the provision of Codification Topic 280, *Segment Reporting*, the Company has determined that it has one reportable segment with activities related to leasing and managing health care properties.

New Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) *Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, that provides optional relief to applying reference rate reform to changing reference rates, contracts, hedging relationships, and other transactions that reference LIBOR, which has been discontinued at the end of 2021. The amendments in this update are effective immediately and may be applied through December 31, 2022, though in October 2022, the FASB extended this date through December 31, 2024. The Company will continue to use published LIBOR rates through June of 2023 at which time the Company does not expect the replacement benchmark to have a material impact on the Company's consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)*, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The ASU is part of the FASB's simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company adopted ASU 2020-06 on January 1, 2022, with no material effect on its consolidated financial statements.

Note 3. Investment and Disposition Activity

During 2022, the Company completed the acquisition of two medical office facilities and one medical condominium unit for an investment of $109.6 million and acquired membership interest in additional assets of the Davis Joint Venture for an aggregate purchase price of $8.0 million. The Company also paid $6.4 million of additional purchase consideration under five earn-out agreements and funded one mezzanine loan for $5.8 million, three term loans for $22.7 million, and $2.1 million of previous construction loan commitments. Additionally, the Company invested $5.0 million in funds managed by a venture capital firm specializing in real estate technology, resulting in total investment activity of approximately $159.7 million as of December 31, 2022. As part of these investments, the Company incurred approximately $2.3 million of capitalized costs.

Investment activity for the year ending December 31, 2022 is summarized below:

Investment		Location	Acquisition Date	Investment Amount (in thousands)
City Place Portfolio - Davis Joint Venture	(1)	Woodbury, MN	January 12, 2022	$ 8,032
New Albany Medical Center II		New Albany, OH	April 26, 2022	27,688
Calko Medical Center		Brooklyn, NY	September 9, 2022	81,500
Atlanta Medical Condominium Investment		Atlanta, GA	December 5, 2022	400
Earnouts		Various	Various	6,401
Private Equity Fund Investment	(2)	N/A	Various	5,049
Loan Investments		Various	Various	30,609
				$ 159,679

(1) The Company acquired a 49% membership interest in three properties through the Davis Joint Venture representing 107,886 square feet at an aggregate valuation of $43.9 million, including an $8.0 million equity contribution and a $14.0 million pro rata share of joint venture debt. On November 21, 2022, the Davis Joint Venture acquired a property representing 42,467 square feet at an aggregate valuation of $16.4 million. The Company did not make an equity contribution towards this property but did acquire a $4.6 million pro rata share of joint venture debt.

(2) The Company invested in funds managed by a venture capital firm specializing in real estate technology.

During 2022, the Company recorded revenues and net loss of $3.6 million and $0.2 million, respectively, from its 2022 acquisitions.

During 2021, the Company completed the acquisition of 24 operating health care properties, which includes the remaining 51% membership interest in the Eden Hill Joint Venture, and three medical condominium units located in 14 states, for an aggregate purchase price of approximately $973.2 million, excluding the conversion of a previously outstanding construction loan of $15.5 million. The Company also paid $0.3 million of additional purchase consideration on one property under an earn-out agreement. Additionally, the Company funded three mezzanine loans for $8.9 million, and closed on a $10.5 million construction loan, funding $7.3 million as of December 31, 2021. The Company also acquired membership interests in one joint venture for approximately $7.3 million, resulting in total investment activity of approximately $997.0 million. As part of these investments, the Company incurred approximately $5.9 million of capitalized transaction costs.

Investment activity for the year ending December 31, 2021 is summarized below:

Investment		Location	Acquisition Date	Investment Amount (in thousands)
Earnout - TOPA Fort Worth MOB		Fort Worth, TX	January 11, 2021	$ 298
AdventHealth Wesley Chapel MOB II		Wesley Chapel, FL	April 21, 2021	35,251
TOPA Denton	(1)	Denton, TX	June 11, 2021	—
InterMed MOB - Davis Joint Venture	(2)	Portland, ME	August 18, 2021	7,291
Atkins Portfolio (5 MOBs)		Various	August 30, 2021	54,090
HonorHealth - Sonoran MOB		Phoenix, AZ	September 23, 2021	31,750
Eden Hill Medical Center	(3)	Dover, DE	October 15, 2021	33,180
HonorHealth - Neuroscience Institute		Scottsdale, AZ	October 27, 2021	67,250
Landmark Portfolio (14 MOBs)	(4)	Various	December 20, 2021	750,000
Atlanta Medical Condominium Investment		Atlanta, GA	Various	1,653
Loan Investments		Various	Various	16,214
				$ 996,977

(1) The Company funded this investment through the conversion and satisfaction of a previously outstanding construction loan of $15.5 million.
(2) The Company purchased a 49% membership interest in this property through the Davis Joint Venture.
(3) The Company purchased the remaining 51% membership interest in the MedCore Realty Eden Hill, LLC joint venture, and as of December 31, 2021 owns 100% of this property.
(4) This portfolio was funded through an aggregate 6,561,521 OP Units and 672,978 Series A Preferred Units issued by the Operating Partnership valued at approximately $116.5 million and $146.5 million, respectively, on the date of issuance. The Company also financed an aggregate $100.0 million through three new mortgages and paid $386.3 million of cash. On December 28, 2021, all of the Series A Preferred Units were redeemed for a total value of $146.5 million and as a result of this redemption, there are no Series A Preferred Units outstanding.

For 2021, the Company recorded revenues and net loss of $8.7 million and $1.3 million, respectively, from its 2021 acquisitions.

The following table summarizes the preliminary purchase price allocations of the assets acquired and the liabilities assumed, which the Company determined using Level 2 and Level 3 inputs (in thousands):

	December 31, 2022		December 31, 2021	
Land	$	9,260	$	15,497
Building and improvements		98,433		840,591
In-place lease intangibles		12,845		90,336
Above market in-place lease intangibles		2,768		13,804
Below market in-place lease intangibles		(4,923)		(16,326)
Right-of-use asset		79		100,589
Prepaid expenses		—		129
Lease liability		—		(39,400)
Net assets acquired (1)	$	118,462	$	1,005,220
Issuance of Series A Preferred Units		—		(146,541)
Issuance of OP Units		—		(116,467)
NCI-redeemable		(3,307)		—
Satisfaction of real estate loans receivable and conversion of JV interest		(2,700)		(24,033)
Cash used in acquisition of investment property	$	112,455	$	718,179

(1) Net assets acquired does not include acquisition credits of $6.8 million for the year ended December 31, 2021, which consist primarily of future tenant improvements and capital expenditure commitments received as credits at the time of acquisition.

Dispositions

For the year ended December 31, 2022, the Company sold five medical facilities, which included four medical office buildings and one hospital, representing 212,295 square feet for approximately $124.7 million, realizing an aggregate net gain of approximately $57.4 million.

For the year ended December 31, 2021, the Company sold seven properties and five adjacent parcels of vacant land located in five states for approximately $94.4 million and recognized a net gain of approximately $24.2 million.

Note 4. Intangibles

The following is a summary of the carrying amount of intangible assets and liabilities as of December 31, 2022 and 2021, excluding the asset classified as held for sale in 2021 (in thousands):

	December 31, 2022			December 31, 2021		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Assets						
In-place leases	$ 445,583	$ (241,643)	$ 203,940	$ 441,072	$ (201,885)	$ 239,187
Above-market leases	59,752	(30,096)	29,656	57,149	(24,437)	32,712
Liabilities						
Below-market leases	$ 37,002	$ (12,621)	$ 24,381	$ 32,155	$ (10,585)	$ 21,570

The following is a summary of the Company's acquired lease intangible amortization for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	December 31,		
	2022	2021	2020
Amortization expense related to in-place leases	$ 43,526	$ 34,570	$ 34,691
Decrease of rental income related to above-market leases	5,824	3,808	3,846
Increase of rental income related to below-market leases	2,111	1,398	1,417

Future aggregate net amortization of the Company's acquired lease intangibles as of December 31, 2022, is as follows (in thousands):

	Net Decrease (Increase) in Revenue	Net Increase in Expenses
2023	$ 3,191	$ 40,616
2024	2,929	34,718
2025	2,357	29,208
2026	1,203	23,095
2027	1,036	20,173
Thereafter	(5,441)	56,130
Total	$ 5,275	$ 203,940

For the year ended December 31, 2022, the weighted average amortization periods for asset lease intangibles and liability lease intangibles are 7 years and 15 years, respectively. Further detail is provided in Note 2 (Summary of Significant Accounting Policies).

Note 5. Other Assets

Other assets consisted of the following as of December 31, 2022 and 2021, excluding the asset classified as held for sale in 2021, (in thousands):

	December 31,	
	2022	2021
Straight-line rent receivable, net	$ 101,306	$ 95,443
Leasing commissions, net	13,231	11,627
Prepaid expenses	11,009	8,910
Lease inducements, net	7,894	8,293
Interest rate swap	2,045	—
Escrows	1,565	1,780
Notes receivable, net	370	1,097
Other	9,387	4,434
Total	$ 146,807	$ 131,584

Note 6. Debt

The following is a summary of debt as of December 31, 2022 and 2021 (in thousands):

	December 31,			
		2022		2021
Fixed interest mortgage notes (1)	$	59,776	$	75,395
Variable interest mortgage notes (2)		105,153		105,629
Total mortgage debt		164,929		181,024
$1.0 billion unsecured revolving credit facility bearing variable interest of LIBOR plus 0.85%, due September 2025		193,000		274,000
$400 million senior unsecured notes bearing fixed interest of 4.30%, due March 2027		400,000		400,000
$350 million senior unsecured notes bearing fixed interest of 3.95%, due January 2028		350,000		350,000
$500 million senior unsecured notes bearing fixed interest of 2.625%, due November 2031		500,000		500,000
$150 million senior unsecured notes bearing fixed interest of 4.03% to 4.74%, due January 2023 to 2031		150,000		150,000
$75 million senior unsecured notes bearing fixed interest of 4.09% to 4.24%, due August 2025 to 2027		75,000		75,000
Total principal		1,832,929		1,930,024
Unamortized deferred financing costs		(7,453)		(9,694)
Unamortized discounts		(7,359)		(8,423)
Unamortized fair value adjustments		—		11
Total debt	$	1,818,117	$	1,911,918

(1) As of December 31, 2022, fixed interest mortgage notes bear interest from 3.33% to 4.63%, due in 2024, with a weighted average interest rate of 3.85%. As of December 31, 2021, fixed interest mortgage notes bear interest from 3.33% and 4.83%, due in 2022 and 2024, with a weighted average interest rate of 4.05%. The notes are collateralized by two properties with a net book value of $94.9 million as of December 31, 2022 and three properties with a net book value of $151.9 million as of December 31, 2021. One mortgage bears interest at LIBOR + 1.90% and the Trust entered into a pay-fixed receive-variable interest rate swap, fixing the LIBOR component of this rate at 1.43%.

(2) Variable interest mortgage notes bear variable interest of LIBOR plus 2.75% and SOFR plus 1.85% for a weighted average interest rate of 6.20% and 1.95% as of December 31, 2022 and 2021, respectively. The notes are due in 2026 and 2028 and collateralized by four properties with a net book value of $295.5 million as of December 31, 2022 and $307.2 million as of December 31, 2021.

On September 24, 2021, the Operating Partnership, as borrower, and the Trust, as guarantor, executed a Third Amended and Restated Credit Agreement (the "Credit Agreement") which extended the maturity date of the revolving credit facility under the Credit Agreement to September 24, 2025 and reduced the interest rate margin applicable to borrowings. The Credit Agreement includes an unsecured revolving credit facility of $1.0 billion and contains a term loan feature of $250.0 million, bringing total borrowing capacity to $1.3 billion. The Credit Agreement also includes a swingline loan commitment for up to 10% of the maximum principal amount and provides an accordion feature allowing the Operating Partnership to increase borrowing capacity by up to an additional $500.0 million, subject to customary terms and conditions, resulting in a maximum borrowing capacity of $1.75 billion. The revolving credit facility under the Credit Agreement also includes two, six-month extension options.

Borrowings under the Credit Agreement bear interest on the outstanding principal amount at an adjusted LIBOR rate, which is based on the Trust's investment grade rating under the Credit Agreement. As of December 31, 2022, the Trust had investment grade ratings of BBB from S&P and Baa2 from Moody's. As such, borrowings under the revolving credit facility of the Credit Agreement accrue interest on the outstanding principal at a rate of LIBOR + 0.85%. The Credit Agreement includes a facility fee equal to 0.20% per annum as of December 31, 2022, which is also determined by the Trust's investment grade rating.

On July 7, 2016, the Operating Partnership borrowed $250.0 million under the 7-year term loan feature of the Credit Agreement. Pursuant to the credit agreement, borrowings under the term loan feature of the Credit Agreement bear interest on the outstanding principal amount at a rate which is determined by the Trust's credit rating, currently equal to LIBOR + 1.00%. The Trust simultaneously entered into a pay-fixed receive-variable rate swap for the full borrowing amount, fixing the LIBOR component of the borrowing rate to 1.07%, for an all-in fixed rate of 2.07%. Both the borrowing and pay-fixed receive-variable swap had a maturity date of June 10, 2023.

On October 13, 2021, the Company used the proceeds from the senior notes to pay off the $250.0 million term loan feature of the Credit Agreement. As defined by the Credit Agreement, the term loan feature is no longer available to the Company. The Operating Partnership simultaneously terminated the existing pay-fixed receive-variable rate swaps associated with the full term loan borrowing of $250.0 million. As part of the termination, the Company made total cash payments of $3.3 million to the counterparties of the swap agreements.

Base Rate Loans, Adjusted LIBOR Rate Loans, and Letters of Credit (each, as defined in the Credit Agreement) will be subject to interest rates, based upon the Trust's investment grade rating as follows:

Credit Rating	Applicable Margin for Revolving Loans: LIBOR Rate Loans and Letter of Credit Fee	Applicable Margin for Revolving Loans: Base Rate Loans	Applicable Margin for Term Loans: LIBOR Rate Loans and Letter of Credit Fee	Applicable Margin for Term Loans: Base Rate Loans
At Least A- or A3	LIBOR + 0.725%	— %	LIBOR + 0.85%	— %
At Least BBB+ or Baa1	LIBOR + 0.775%	— %	LIBOR + 0.90%	— %
At Least BBB or Baa2	LIBOR + 0.85%	— %	LIBOR + 1.00%	— %
At Least BBB- or Baa3	LIBOR + 1.05%	0.05 %	LIBOR + 1.25%	0.25 %
Below BBB- or Baa3	LIBOR + 1.40%	0.40 %	LIBOR + 1.65%	0.65 %

The Credit Agreement contains financial covenants that, among other things, require compliance with leverage and coverage ratios and maintenance of minimum tangible net worth, as well as covenants that may limit the Trust's and the Operating Partnership's ability to incur additional debt, grant liens, or make distributions. The Company may, at any time, voluntarily prepay any revolving or term loan under the Credit Agreement in whole or in part without premium or penalty. As of December 31, 2022, the Company was in compliance with all financial covenants related to the Credit Agreement.

The Credit Agreement includes customary representations and warranties by the Trust and the Operating Partnership and imposes customary covenants on the Operating Partnership and the Trust. The Credit Agreement also contains customary events of default, and if an event of default occurs and continues, the Operating Partnership is subject to certain actions by the administrative agent, including without limitation, the acceleration of repayment of all amounts outstanding under the Credit Agreement.

As of December 31, 2022, the Company had $193.0 million of borrowings outstanding under its unsecured revolving credit facility. As defined by the Credit Agreement, the unencumbered borrowing base as of December 31, 2022 allows the Company to borrow an additional $807.0 million before reaching the maximum allowed under the credit facility.

Notes Payable

On January 7, 2016, the Operating Partnership issued and sold $150.0 million aggregate principal amount of senior notes, comprised of (i) $15.0 million aggregate principal amount of 4.03% Senior Notes, Series A, due January 7, 2023, (ii) $45.0 million aggregate principal amount of 4.43% Senior Notes, Series B, due January 7, 2026, (iii) $45.0 million aggregate principal amount of 4.57% Senior Notes, Series C, due January 7, 2028, and (iv) $45.0 million aggregate principal amount of 4.74% Senior Notes, Series D, due January 7, 2031. On August 11, 2016, the note agreement for these notes was amended to make certain changes to its terms, including certain changes to affirmative covenants, negative covenants, and definitions contained therein. Interest on each respective series of the January 2016 Senior Notes is payable semi-annually.

On August 11, 2016, the Operating Partnership issued and sold $75.0 million aggregate principal amount of senior notes, comprised of (i) $25.0 million aggregate principal amount of 4.09% Senior Notes, Series A, due August 11, 2025, (ii) $25.0 million aggregate principal amount of 4.18% Senior Notes, Series B, due August 11, 2026, and (iii) $25.0 million aggregate principal amount of 4.24% Senior Notes, Series C, due August 11, 2027. Interest on each respective series of the August 2016 Senior Notes is payable semi-annually.

On March 7, 2017, the Operating Partnership issued and sold $400.0 million aggregate principal amount of 4.30% Senior Notes which will mature on March 15, 2027. The Senior Notes were sold at an issue price of 99.68% of their face value, before the underwriters' discount. The Company's net proceeds from the offering, after deducting underwriting discounts and expenses, were approximately $396.1 million.

On December 1, 2017, the Operating Partnership issued and sold $350.0 million aggregate principal amount of 3.95% Senior Notes which will mature on January 15, 2028. The Senior Notes were sold at an issue price of 99.78% of their face value, before the underwriters' discount. The Company's net proceeds from the offering, after deducting underwriting discounts and expenses, were approximately $347.0 million.

On October 13, 2021, the Operating Partnership issued and sold $500.0 million aggregate principal amount of 2.625% Senior Notes which will mature on November 1, 2031. The Senior Notes were sold at an issue price of 99.79% of their face value, before the underwriters' discount. The Company's net proceeds from the offering, after deducting underwriting discounts and expenses, were approximately $495.1 million.

Certain properties have mortgage debt that contains financial covenants. As of December 31, 2022, the Trust was in compliance with all senior notes and mortgage debt financial covenants.

Scheduled principal payments due on debt as of December 31, 2022, are as follows (in thousands):

2023	$	16,007
2024		59,719
2025		218,476
2026		170,476
2027		425,476
Thereafter		942,775
Total Payments	$	1,832,929

As of December 31, 2022 and 2021, the Company had total consolidated indebtedness of approximately $1.8 billion and $1.9 billion, respectively. The weighted average interest rate on consolidated indebtedness was 3.98% as of December 31, 2022 (based on the 30-day LIBOR rate of 4.33% and a SOFR rate of 4.30% as of December 31, 2022). The weighted average interest rate on consolidated indebtedness was 3.20% as of December 31, 2021 (based on the 30-day LIBOR rate of 0.10% and a SOFR rate of 0.05% as of December 31, 2021).

Note 7. Derivatives

In the normal course of business, a variety of financial instruments are used to manage or hedge interest rate risk. The Company has implemented ASC 815, *Derivatives and Hedging* ("ASC 815"), which establishes accounting and reporting standards requiring that all derivatives, including certain derivative instruments embedded in other contracts, be recorded as either an asset or a liability measured at their fair value unless they qualify for a normal purchase or normal sales exception.

When specific hedge accounting criteria are not met, ASC 815 requires that changes in a derivative's fair value be recognized currently in earnings. Changes in the fair market values of the Company's derivative instruments are recorded in the consolidated statements of income if such derivatives do not qualify for, or the Company does not elect to apply for, hedge accounting. As a result of the Company's adoption of ASC 815 as of January 1, 2019, the entire change in the fair value of its derivatives designated and qualified as cash flow hedges are recorded in accumulated other comprehensive income on the consolidated balance sheets and are subsequently reclassified into earnings in the period in which the hedged forecasted transaction affects earnings. Additionally, as a result of the adoption ASC 815, the Company no longer discloses the ineffective portion of the change in fair value of its derivative financial instruments designated as hedges.

To manage interest rate risk for certain of its variable-rate debt, the Company uses interest rate swaps as part of its risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by providing a fixed interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. As of December 31, 2022, the Company had one outstanding interest rate swap contract designated as a cash flow hedge of interest rate risk. See Note 2 (Summary of Significant Accounting Policies) for a further discussion of the Company's derivatives. In addition, the Company recognizes its share of other comprehensive income (loss) related to derivative instruments held by unconsolidated entities.

The following table summarizes the location and aggregate fair value of the interest rate swap on the Company's consolidated balance sheets (in thousands):

Total notional amount	$	36,050
Effective fixed interest rate	(1)	3.33 %
Effective date		10/31/2019
Maturity date		10/31/2024
Asset balance at December 31, 2022 (included in Other assets)	$	2,045
Liability balance at December 31, 2021 (included in Accrued expenses and other liabilities)	$	452

   (1) 1.43% effective swap rate plus 1.90% spread per the hedging agreement.

Note 8. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following as of December 31, 2022 and 2021 (in thousands):

		December 31,		
		2022		**2021**
Real estate taxes payable	$	23,303	$	23,487
Prepaid rent		21,062		22,714
Accrued interest		18,196		18,799
Accrued expenses		7,920		5,960
Security deposits		4,338		4,234
Accrued incentive compensation		2,700		1,784
Tenant improvement allowances		1,831		1,857
Interest rate swap		—		452
Other		8,370		6,967
Total	$	87,720	$	86,254

Note 9. Stock-based Compensation

The Company follows ASC 718, *Compensation - Stock Compensation* ("ASC 718"), in accounting for its share-based payments. This guidance requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock awards. This cost is recognized as compensation expense ratably over the employee's requisite service period. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized when incurred. Share-based payments classified as liability awards are marked to fair value at each reporting period. Any common shares issued pursuant to the Company's incentive equity compensation and employee stock purchase plans will result in the Operating Partnership issuing OP Units to the Trust on a one-for-one basis, with the Operating Partnership receiving the net cash proceeds of such issuances.

Certain of the Company's employee stock awards vest only upon the achievement of performance targets. ASC 718 requires recognition of compensation cost only when achievement of performance conditions is considered probable. Consequently, the Company's determination of the amount of stock compensation expense requires judgment in estimating the probability of achievement of these performance targets. Subsequent changes in actual experience are monitored and estimates are updated as information is available.

In connection with the IPO, the Trust adopted the 2013 Equity Incentive Plan, which made shares available for awards for participants. On April 30, 2019, at the Annual Meeting of Shareholders of Physicians Realty Trust, the Trust's shareholders approved the Amended and Restated Physicians Realty Trust 2013 Equity Incentive Plan ("2013 Plan"). The amendment increased the number of common shares authorized for issuance under the 2013 Plan to a total of 7,000,000 common shares authorized for issuance. The 2013 Plan term was also extended to 2029.

Restricted Common Shares

Restricted common shares granted under the 2013 Plan are eligible for dividends as well as the right to vote. During 2020, the Trust granted a total of 190,418 restricted common shares with a total value of $3.6 million to the Company's officers and certain of its employees, which have a one-year vesting period for senior management award-recipients and a three-year vesting period for employee award-recipients. During 2021, the Trust granted a total of 224,163 restricted common shares with a total value of $3.9 million to the Company's officers and certain of its employees, which have a one-year vesting period for senior management award-recipients and a three-year vesting period for employee award-recipients. During 2022, the Trust granted a total of 247,579 restricted common shares with a total value of $4.1 million to the Company's officers and certain of its employees, which have a one-year vesting period for senior management award-recipients and a three-year vesting period for employee award-recipients.

The following is summary of the status of the Trust's non-vested restricted common shares during 2022, 2021, and 2020:

	Common Shares	Weighted Average Grant Date Fair Value	
Non-vested at December 31, 2019	216,877	$	17.67
Granted	190,418		19.00
Vested	(189,642)		17.81
Forfeited	(1,831)		16.80
Non-vested at December 31, 2020	215,822		18.73
Granted	224,163		17.42
Vested	(185,968)		18.94
Forfeited	(6,570)		18.05
Non-vested at December 31, 2021	247,447		17.41
Granted	247,579		16.53
Vested	(213,572)		17.29
Forfeited	(8,556)		17.98
Non-vested at December 31, 2022	272,898	$	16.69

For all service awards, the Company records compensation expense for the entire award on a straight-line basis over the requisite service period. For the years ended December 31, 2022, 2021, and 2020 the Company recognized non-cash share compensation of $3.9 million, $3.7 million, and $3.5 million, respectively. Unrecognized compensation expense at December 31, 2022, 2021, and 2020 was $1.4 million, $1.4 million, and $1.3 million, respectively.

Restricted Share Units

Under the 2013 Plan, the Company granted 7,800 and 13,343 restricted share units in January 2022 and 2021, respectively, to certain of its trustees in lieu of all or a portion of such trustee's annual cash retainer. These units are subject to certain timing conditions and a one-year service period. Each restricted share unit contains one dividend equivalent. Each recipient will accrue dividend equivalents on awarded share units equal to the cash dividend that would have been paid on the awarded share unit had the awarded share unit been an issued and outstanding common share on the record date for the dividend. With respect to the performance and timing conditions of the January 2022 and 2021 grants, the grant date fair value of $18.83 and $17.80 per unit, respectively, was based on the share price at the date of grant.

In March 2022, March 2021, and March 2020 under the Trust's 2013 Plan, the Trust granted (i) restricted share units at a target level of 299,019, 265,275, and 223,579 respectively, to the Trust's management, which are subject to certain performance and market conditions and three-year service periods and (ii) 56,204, 43,582, and 38,858 restricted share units, respectively, to the members of the Board of Trustees, which are subject to certain timing conditions and a two-year vesting period. In March 2020, 259,067 units were also granted to an officer subject to certain timing conditions and a five-year service period. Each restricted share unit contains one dividend equivalent. The recipient will accrue dividend equivalents on awarded share units equal to the cash dividend that would have been paid on the awarded share unit had the awarded share unit been an issued and outstanding common share on the record date for the dividend.

Approximately 30%, 40%, and 40% of the restricted share units issued to the Trust's management in 2022, 2021, and 2020, respectively, vest based on certain market conditions. The market conditions were valued with the assistance of independent valuation specialists. The Company utilized a Monte Carlo simulation to calculate the weighted average grant date fair values of $30.17 in 2022, $29.18 in 2021, and $31.95 in 2020 per unit, respectively, using the following assumptions:

	2022	2021	2020
Volatility	33.9 %	33.3 %	20.1 %
Dividend assumption	reinvested	reinvested	reinvested
Expected term in years	2.8 years	2.8 years	2.8 years
Risk-free rate	1.44 %	0.25 %	0.84 %
Stock price (per share)	$ 16.37	$ 17.21	$ 19.30

The remaining 70% of the restricted share units issued to the Trust's management in 2022, 60% of the restricted share units issued to the Trust's management in 2021, 60% issued to the Trust's management and 100% of the restricted share units issued to an officer in 2020, vest based upon certain performance or timing conditions. With respect to the performance conditions of the March 2022 grant, the grant date fair value of $16.37 per unit is based on the share price at the date of grant. The combined weighted average grant date fair value of the March 2022 restricted share units issued to management is $20.51 per unit. With respect to the performance conditions of the March 2021 grant, the grant date fair value of $17.21 per unit is based on the share price at the date of grant. The combined weighted average grant date fair value of the March 2021 restricted share units issued to management is $22.00 per unit. With respect to the performance and timing conditions of the March 2020 grant issued to the Trust's management, the grant date fair value of $19.30 per unit is based on the share price at the date of grant. The combined weighted average grant date fair value of the March 2020 restricted share units issued to management is $24.36 per unit.

The following is a summary of the activity in the Trust's restricted share units during 2022, 2021, and 2020:

	Executive Awards		Trustee Awards	
	Restricted Share Units	Weighted Average Grant Date Fair Value	Restricted Share Units	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2019	654,752	$ 22.99	67,297	$ 16.72
Granted	482,646	21.64	38,858	19.30
Vested	(173,259) (1)	29.34	(46,335)	16.19
Non-vested at December 31, 2020	964,139	21.17	59,820	18.81
Granted	265,275	22.00	56,925	17.35
Vested	(252,844) (2)	16.58	(53,737)	18.38
Non-vested at December 31, 2021	976,570	22.59	63,008	17.85
Granted	299,019	20.51	64,004	16.67
Vested	(228,649) (3)	25.27	(49,020)	18.30
Non-vested at December 31, 2022	1,046,940	$ 21.41	77,992	$ 16.60

(1) Restricted units vested by Company management in 2020 resulted in the issuance of 147,765 common shares, less 65,513 common shares withheld to cover minimum withholding tax obligations, for multiple employees.
(2) Restricted units vested by Company management in 2021 resulted in the issuance of 399,165 common shares, less 162,173 common shares withheld to cover minimum withholding tax obligations, for multiple employees.
(3) Restricted units vested by Company management in 2022 resulted in the issuance of 361,679 common shares, less 160,573 common shares withheld to cover minimum withholding tax obligations, for multiple employees.

The Company recognized $11.7 million, $11.2 million, and $8.9 million of non-cash share unit compensation expense for the years ended December 31, 2022, 2021, and 2020, respectively. Unrecognized compensation expense at December 31, 2022, 2021, and 2020 was $10.0 million, $12.0 million, and $11.5 million, respectively.

Note 10. Fair Value Measurements

ASC Topic 820, *Fair Value Measurement* ("ASC 820"), requires certain assets and liabilities be reported and/or disclosed at fair value in the financial statements and provides a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. As part of the Company's acquisition process, Level 3 inputs are used to measure the fair value of the assets acquired and liabilities assumed.

The Company's derivative instruments as of December 31, 2022 consist of one interest rate swap, as detailed in the Derivative Instruments section of Note 2 (Summary of Significant Accounting Policies) and Note 7 (Derivatives).

The interest rate swap is not traded on an exchange. The Company's derivative assets and liabilities are recorded at fair value based on a variety of observable inputs including contractual terms, interest rate curves, yield curves, measure of volatility, and correlations of such inputs. The Company measures its derivatives at fair value on a recurring basis. The fair values are based on Level 2 inputs described above. The Company considers its own credit risk, as well as the credit risk of its counterparties, when evaluating the fair value of its derivatives.

The Company also has assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. This generally includes assets subject to impairment. There were no assets measured at fair value as of December 31, 2022. There was one asset measured at fair value as of December 31, 2021 that had a previous carrying value of $2.3 million. During the year ended December 31, 2021, the Company recorded an impairment charge of $0.3 million related to a medical office building in Traverse City, Michigan.

The carrying amounts of cash and cash equivalents, tenant receivables, payables, and accrued interest are reasonable estimates of fair value because of the short term maturities of these instruments. Fair values for real estate loans receivable and mortgage debt are estimated based on rates currently prevailing for similar instruments of similar maturities and are based primarily on Level 2 inputs. The fair values of fixed-rate unsecured notes payable are estimated using quoted market prices, or, if no quoted market prices are available, quoted market prices for securities with similar terms and maturities.

The following table presents the fair value of the Company's financial instruments (in thousands):

	December 31,							
	2022				2021			
	Carrying Amount		Fair Value		Carrying Amount		Fair Value	
Assets:								
Real estate loans receivable, net	$	104,973	$	102,162	$	117,844	$	115,385
Notes receivable, net	$	370	$	370	$	1,097	$	1,097
Derivative asset	$	2,045	$	2,045	$	—	$	—
Liabilities:								
Credit facility	$	(193,000)	$	(193,000)	$	(274,000)	$	(274,000)
Notes payable	$	(1,475,000)	$	(1,302,767)	$	(1,475,000)	$	(1,554,802)
Mortgage debt	$	(164,929)	$	(163,129)	$	(181,035)	$	(182,189)
Derivative liabilities	$	—	$	—	$	(452)	$	(452)

Note 11. Tenant Operating Leases

The Company is a lessor of medical office buildings and other health care facilities. Leases have expirations from 2023 through 2042. As of December 31, 2022, the future minimum rental payments on non-cancelable leases, exclusive of expense recoveries, were as follows (in thousands):

2023	$	355,955
2024		345,258
2025		327,624
2026		269,881
2027		217,427
Thereafter		696,756
Total	$	2,212,901

The following presents rental and related revenues for the years ended 2022, 2021, and 2020, of which expense recoveries represent our variable lease payments (in thousands):

	2022		2021		2020	
Rental revenues	$	371,727	$	328,144	$	317,790
Expense recoveries		143,646		112,054		103,344
Rental and related revenues	$	515,373	$	440,198	$	421,134

Note 12. Rent Expense

The Company leases the rights to parking structures at two of its properties, the air in which one property occupies, and the land upon which 97 of its properties are located from third party landowners pursuant to separate leases. In addition, the Company has nine corporate leases, primarily for office space.

The Company's leases include both fixed and variable rental payments and may also include escalation clauses and renewal options. These leases have terms of up to 92 years remaining, excluding extension options, with a weighted average remaining term of 44 years.

Effective January 1, 2019, the Company adopted ASC 842, *Leases* which requires the operating leases mentioned above to be included in right-of-use lease assets, net on the Company's December 31, 2022 and 2021 consolidated balance sheets, which represents the Company's right to use the underlying asset for the lease term. The Company's obligation to make the lease payments are included in lease liabilities on the Company's December 31, 2022 and 2021 consolidated balance sheets. As of December 31, 2022, total right-of-use assets and operating lease liabilities, net of accumulated amortization, were approximately $231.2 million and $105.0 million, respectively. The Company has entered into various short-term operating leases, primarily for office spaces, with an initial term of twelve months or less. These leases are not recorded on the Company's consolidated balance sheets.

At the inception of a new lease, the Company establishes an operating lease asset and operating lease liability calculated as the present value of future minimum lease payments. As the Company's leases do not provide an implicit rate, the Company calculates a discount rate that approximates the Company's incremental borrowing rate available at lease commencement to determine the present value of future minimum lease payments. The approximated weighted average discount rate was 4.4% as of December 31, 2022. There are no operating leases that have not yet commenced that would have a significant impact on the Company's consolidated balance sheets.

As of December 31, 2022, the future minimum lease obligations under non-cancelable parking, air, ground, and corporate leases were as follows (in thousands):

2023	$	4,814
2024		4,785
2025		4,763
2026		4,752
2027		4,754
Thereafter		238,790
Total undiscounted lease payments	$	262,658
Less: Interest		(157,647)
Present value of lease liabilities	$	105,011

During the years ended December 31, 2022 and 2021, operating lease expense totaled $4.6 million and $3.5 million, respectively, substantially all of which represented fixed lease payments.

Note 13. Credit Concentration

The Company uses annualized base rent ("ABR") as its credit concentration metric. ABR is calculated by multiplying contractual base rent for the month ended December 31, 2022 by 12, excluding the impact of concessions and straight-line rent. The following table summarizes certain information about the Company's top five tenant credit concentrations as of December 31, 2022 (in thousands):

Tenant	Total ABR		Percent of ABR
CommonSpirit - CHI - Nebraska	$	18,105	5.0 %
Northside Hospital		16,254	4.5 %
UofL Health - Louisville, Inc.		13,136	3.7 %
US Oncology		11,443	3.2 %
HonorHealth		11,192	3.1 %
Remaining portfolio		289,733	80.5 %
Total	$	359,863	100.0 %

ABR collected from the Company's top five tenant relationships comprises 19.5% of its total ABR as of December 31, 2022. Total ABR from CommonSpirit Health affiliated tenants totals 14.8%, including the affiliates disclosed above.

The following table summarizes certain information about the Company's top five geographic concentrations as of December 31, 2022 (in thousands):

State	Total ABR		Percent of ABR
Texas	$	49,179	13.7 %
Georgia		26,093	7.3 %
Florida		25,499	7.1 %
Indiana		22,996	6.4 %
Arizona		21,443	6.0 %
Other		214,653	59.5 %
Total	$	359,863	100.0 %

Note 14. Earnings Per Share

The following table shows the amounts used in computing the Trust's basic and diluted earnings per share (in thousands, except share and per share data):

| | Year Ended December 31, | | |
	2022	2021	2020
Numerator for earnings per share - basic:			
Net income	$ 110,036	$ 86,783	$ 68,488
Net income attributable to noncontrolling interests:			
Operating Partnership	(5,240)	(2,211)	(1,797)
Partially owned properties	(430)	(607)	(574)
Preferred distributions	—	(13)	(1,241)
Numerator for earnings per share - basic:	$ 104,366	$ 83,952	$ 64,876
Numerator for earnings per share - diluted:			
Numerator for earnings per share - basic:	104,366	83,952	64,876
Operating Partnership net income	5,240	2,211	1,797
Numerator for earnings per share - diluted	$ 109,606	$ 86,163	$ 66,673
Denominator for earnings per share - basic and diluted:			
Weighted average number of shares outstanding - basic	226,598,474	216,135,385	204,243,768
Effect of dilutive securities:			
Noncontrolling interest - Operating Partnership units	11,402,684	5,693,333	5,659,325
Restricted common shares	116,825	113,438	88,131
Restricted share units	1,492,302	1,118,400	1,154,693
Denominator for earnings per share - diluted	239,610,285	223,060,556	211,145,917
Earnings per share - basic	$ 0.46	$ 0.39	$ 0.32
Earnings per share - diluted	$ 0.46	$ 0.39	$ 0.32

Note 15. Subsequent Events

Since December 31, 2022, the Company completed the acquisition of a medical condominium unit located in an Atlanta "Pill Hill" MOB for a purchase price of approximately $1.3 million and a parcel of land adjacent to one of its medical office facilities located in Avondale, Arizona for a purchase price of approximately $0.8 million. The Company also paid its $15.0 million senior unsecured notes bearing fixed interest of 4.03% upon maturity and sold one 30,000 square foot medical office building located in Harrisburg, Pennsylvania for $2.6 million recognizing an immaterial net gain on the sale.

Physicians Realty Trust
Schedule III – Real Estate and Accumulated Depreciation
December 31, 2022
(dollars in thousands)

Description	Location	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisitions	Gross Amount at Which Carried as of Close of Period			Accumulated Depreciation	Year Built	Date Acquired	Life on Which Building Depreciation in Income Statement is Computed
			Land	Buildings and Improvements		Land	Buildings and Improvements	Total (1)				
Del Sol Medical Center MOB	El Paso, TX	$ —	$ 860	$ 2,866	$ 961	$ 860	$ 3,827	$ 4,687	$ (2,608)	1987	8/24/2006	21
MeadowView Professional	Kingsport, TN	—	2,270	11,344	1,401	2,270	12,745	15,015	(6,161)	2005	5/10/2007	30
Firehouse Square	Milwaukee, WI	—	1,120	2,768	10	1,120	2,778	3,898	(1,425)	2002	8/15/2007	30
Valley West Hospital MOB	Chicago, IL	—	—	6,275	815	—	7,090	7,090	(3,532)	2007	11/1/2007	30
Mid Coast Hospital MOB	Portland, ME	5,153	—	11,247	503	—	11,750	11,750	(5,634)	2008	5/1/2008	42
Arrowhead Commons	Phoenix, AZ	—	740	2,551	764	740	3,315	4,055	(1,216)	2004	5/31/2008	46
Remington Medical Commons	Chicago, IL	—	895	6,499	1,547	895	8,046	8,941	(3,703)	2008	6/1/2008	30
Aurora MOB - Shawano	Green Bay, WI	—	500	1,566	—	500	1,566	2,066	(399)	2010	4/15/2010	50
East El Paso Physicians Medical Center	El Paso, TX	—	710	4,500	837	710	5,337	6,047	(1,247)	2004	8/30/2013	35
Crescent City Surgical Centre	New Orleans, LA	—	—	34,208	—	—	34,208	34,208	(6,592)	2010	9/30/2013	48
Foundation Surgical Affiliates MOB	Oklahoma City, OK	—	1,300	12,724	259	1,300	12,983	14,283	(2,791)	2004	9/30/2013	43
Eastwind Surgical Center	Columbus, OH	—	981	7,620	142	981	7,762	8,743	(1,586)	2007	11/27/2013	44
Foundation Surgical Hospital of San Antonio	San Antonio, TX	—	2,230	23,346	65	2,230	23,411	25,641	(6,729)	2007	2/19/2014	35
21st Century Radiation Oncology - Sarasota	Sarasota, FL	—	633	6,557	67	633	6,624	7,257	(2,232)	1975	2/26/2014	27
21st Century Radiation Oncology - Venice	Venice, FL	—	814	2,952	—	814	2,952	3,766	(840)	1987	2/26/2014	35
21st Century Radiation Oncology - Englewood	Englewood, FL	—	350	1,878	29	350	1,907	2,257	(482)	1992	2/26/2014	38
Foundation Healthplex of San Antonio	San Antonio, TX	—	911	4,189	82	911	4,271	5,182	(1,108)	2007	2/28/2014	35
Peachtree Dunwoody Medical Center	Atlanta, GA	—	—	52,481	2,331	—	54,812	54,812	(17,367)	1987	2/28/2014	25
Pinnacle Health MOB - Wormleysburg	Harrisburg, PA	—	795	4,601	31	795	4,632	5,427	(1,734)	1990	4/22/2014	25
Pinnacle Health MOB - Carlisle	Carlisle, PA	—	424	2,232	—	424	2,232	2,656	(602)	2002	4/22/2014	35
South Bend Orthopaedics MOB	Mishawaka, IN	—	2,418	11,355	—	2,418	11,355	13,773	(2,824)	2007	4/30/2014	40
Grenada Medical Complex	Grenada, MS	—	185	5,820	449	185	6,269	6,454	(2,182)	1975	4/30/2014	30
Mississippi Sports Medicine & Orthopedics	Jackson, MS	—	1,272	14,177	626	1,272	14,803	16,075	(3,994)	1987	5/23/2014	35
Carmel Medical Pavilion	Carmel, IN	—	—	3,917	482	—	4,399	4,399	(1,510)	1993	5/28/2014	25
Renaissance ASC	Oshkosh, WI	—	228	7,658	17	228	7,675	7,903	(1,701)	2007	6/30/2014	40
Summit Urology	Bloomington, IN	—	125	4,792	—	125	4,792	4,917	(1,392)	1996	6/30/2014	30
IU Health - 500 Landmark	Bloomington, IN	—	627	3,549	—	627	3,549	4,176	(897)	2000	7/1/2014	35
IU Health - 550 Landmark	Bloomington, IN	—	2,717	15,224	—	2,717	15,224	17,941	(3,851)	2000	7/1/2014	35
IU Health - 574 Landmark	Bloomington, IN	—	418	1,493	52	418	1,545	1,963	(388)	2004	7/1/2014	35
Carlisle II MOB	Carlisle, PA	—	412	3,962	22	412	3,984	4,396	(780)	1996	7/25/2014	45
Surgical Institute of Monroe	Monroe, MI	—	410	5,743	—	410	5,743	6,153	(1,624)	2010	7/28/2014	35
Oaks Medical Building	Lady Lake, FL	—	1,065	8,642	78	1,065	8,720	9,785	(1,753)	2011	7/31/2014	42
Mansfield ASC	Mansfield, TX	—	1,491	6,471	—	1,491	6,471	7,962	(1,293)	2010	9/2/2014	46
Eye Center of Southern Indiana	Bloomington, IN	—	910	11,477	—	910	11,477	12,387	(2,834)	1995	9/5/2014	35
Zangmeister Cancer Center	Columbus, OH	—	1,610	31,120	249	1,610	31,369	32,979	(6,740)	2007	9/30/2014	40
Orthopedic One - Columbus	Columbus, OH	—	—	16,234	75	—	16,309	16,309	(3,330)	2009	9/30/2014	45
Orthopedic One - Westerville	Columbus, OH	—	362	3,944	55	362	3,999	4,361	(834)	2007	9/30/2014	43
South Point Medical Center	Columbus, OH	—	—	5,950	267	—	6,217	6,217	(1,469)	2007	9/30/2014	38
3100 Lee Trevino Drive	El Paso, TX	—	2,294	11,316	1,702	2,294	13,018	15,312	(3,740)	1983	9/30/2014	30
1755 Curie	El Paso, TX	—	2,283	24,543	3,432	2,283	27,975	30,258	(7,957)	1970	9/30/2014	30
9999 Kenworthy	El Paso, TX	—	728	2,178	674	728	2,852	3,580	(799)	1983	9/30/2014	35
32 Northeast MOB	Harrisburg, PA	—	408	3,232	223	408	3,455	3,863	(945)	1994	10/29/2014	33
4518 Union Deposit MOB	Harrisburg, PA	—	617	7,305	41	617	7,346	7,963	(2,079)	2000	10/29/2014	31
4520 Union Deposit MOB	Harrisburg, PA	—	169	2,055	429	169	2,484	2,653	(692)	1997	10/29/2014	28
240 Grandview MOB	Harrisburg, PA	—	321	4,242	233	321	4,475	4,796	(1,093)	1980	10/29/2014	35
Market Place Way MOB	Harrisburg, PA	—	808	2,383	57	808	2,440	3,248	(707)	2004	10/29/2014	35
Middletown Medical - Maltese	Middletown, NY	—	670	9,921	37	670	9,958	10,628	(2,384)	1988	11/28/2014	35
Middletown Medical - Edgewater	Middletown, NY	—	200	2,966	11	200	2,977	3,177	(713)	1992	11/28/2014	35
Napoleon MOB	New Orleans, LA	—	1,202	7,412	5,969	1,202	13,381	14,583	(3,211)	1974	12/19/2014	25
West Tennessee ASC	Jackson, TN	—	1,661	2,960	7,116	1,661	10,076	11,737	(2,262)	1991	12/30/2014	44
Southdale Place	Edina MN	—	504	10,006	2,322	504	12,328	12,832	(4,233)	1979	1/22/2015	24
Crystal MOB	Crystal, MN	—	945	11,862	187	945	12,049	12,994	(2,266)	2012	1/22/2015	47
Savage MOB	Savage, MN	—	1,281	10,021	497	1,281	10,518	11,799	(2,087)	2011	1/22/2015	48
Dell MOB	Chanhassen, MN	—	800	4,520	205	800	4,725	5,525	(1,040)	2008	1/22/2015	43
Methodist Sports	Greenwood, IN	—	1,050	8,556	—	1,050	8,556	9,606	(2,157)	2008	1/28/2015	33
Vadnais Heights MOB	Vadnais Heights, MN	—	2,751	12,233	239	2,751	12,472	15,223	(2,651)	2013	1/29/2015	43
Minnetonka MOB	Minnetonka, MN	—	1,770	19,797	154	1,770	19,951	21,721	(3,967)	2014	2/5/2015	49
Jamestown	Jamestown, ND	—	656	9,440	387	656	9,827	10,483	(2,317)	2013	2/5/2015	43
Indiana American 3	Greenwood, IN	—	862	6,901	1,988	862	8,889	9,751	(2,362)	2008	2/13/2015	38
Indiana American 2	Greenwood, IN	—	741	1,846	943	741	2,789	3,530	(893)	2001	2/13/2015	31

Physicians Realty Trust
Schedule III – Real Estate and Accumulated Depreciation
December 31, 2022
(dollars in thousands)

			Initial Cost to Company			Gross Amount at Which Carried as of Close of Period						
Description	Location	Encumbrances	Land	Buildings and Improvements	Cost Capitalized Subsequent to Acquisitions	Land	Buildings and Improvements	Total (1)	Accumulated Depreciation	Year Built	Date Acquired	Life on Which Building Depreciation in Income Statement is Computed
Indiana American 4	Greenwood, IN	—	771	1,928	364	771	2,292	3,063	(775)	2001	2/13/2015	31
8920 Southpointe	Indianapolis, IN	—	563	1,741	910	563	2,651	3,214	(1,110)	1993	2/13/2015	27
Minnesota Eye MOB	Minnetonka, MN	—	1,143	7,470	—	1,143	7,470	8,613	(1,585)	2014	2/17/2015	44
Baylor Cancer Center- Carrollton	Dallas, TX	—	855	6,007	104	855	6,111	6,966	(1,200)	2001	2/27/2015	43
Bridgeport Medical Center	Lakewood, WA	—	1,397	10,435	1,006	1,397	11,441	12,838	(2,753)	2004	2/27/2015	35
Renaissance Office Building	Milwaukee, WI	—	1,379	4,182	7,977	1,379	12,159	13,538	(4,796)	1896	3/27/2015	15
Calkins 125	Rochester, NY	—	534	10,164	970	534	11,134	11,668	(2,954)	1997	3/31/2015	32
Calkins 200	Rochester, NY	—	210	3,317	75	210	3,392	3,602	(891)	2000	3/31/2015	38
Calkins 300	Rochester, NY	—	372	6,645	338	372	6,983	7,355	(1,554)	2002	3/31/2015	39
Calkins 400	Rochester, NY	—	353	8,226	803	353	9,029	9,382	(2,000)	2007	3/31/2015	39
Calkins 500	Rochester, NY	—	282	7,074	371	282	7,445	7,727	(1,679)	2008	3/31/2015	41
Premier Surgery Center of Louisville	Louisville, KY	—	1,106	5,437	—	1,106	5,437	6,543	(1,053)	2013	4/10/2015	43
Baton Rouge Surgery Center	Baton Rouge, LA	—	711	7,720	51	711	7,771	8,482	(1,801)	2003	4/15/2015	35
Healthpark Surgery Center	Grand Blanc, MI	—	—	17,624	307	—	17,931	17,931	(4,168)	2006	4/30/2015	36
University of Michigan Center for Specialty Care	Livonia, MI	—	2,200	8,627	359	2,200	8,986	11,186	(2,422)	1988	5/29/2015	30
Coon Rapids Medical Center	Coon Rapids, MN	—	607	5,857	632	607	6,489	7,096	(1,505)	2007	6/1/2015	35
Premier RPM	Bloomington, IN	—	872	10,537	—	942	10,537	11,479	(2,142)	2008	6/5/2015	39
Palm Beach ASC	Palm Beach, FL	—	2,576	7,675	—	2,576	7,675	10,251	(1,521)	2003	6/26/2015	40
Hillside Medical Center	Hanover, PA	—	812	13,217	411	812	13,628	14,440	(3,143)	2003	6/30/2015	35
Randall Road MOB	Elgin, IL	—	1,124	15,404	1,761	1,124	17,165	18,289	(3,381)	2006	6/30/2015	38
JFK Medical Center MOB	Atlantis, FL	—	—	7,560	6	—	7,566	7,566	(1,662)	2002	7/24/2015	37
Grove City Health Center	Grove City, OH	—	1,363	8,516	203	1,363	8,719	10,082	(1,956)	2001	7/31/2015	37
Trios Health MOB	Kennewick, WA	—	1,492	55,178	3,795	1,492	58,973	60,465	(9,905)	2015	7/31/2015	45
Abrazo Scottsdale MOB	Phoenix, AZ	—	—	25,893	1,068	—	26,961	26,961	(5,217)	2004	8/14/2015	43
Avondale MOB	Avondale, AZ	—	1,818	18,108	947	1,818	19,055	20,873	(3,280)	2006	8/19/2015	45
Palm Valley MOB	Goodyear, AZ	—	2,666	28,655	1,199	2,666	29,854	32,520	(5,516)	2006	8/19/2015	43
North Mountain MOB	Phoenix, AZ	—	—	42,877	3,811	—	46,688	46,688	(8,147)	2008	8/31/2015	47
Katy Medical Complex	Katy, TX	—	822	6,797	192	822	6,989	7,811	(1,392)	2005	9/1/2015	39
Katy Medical Complex Surgery Center	Katy, TX	—	1,560	25,601	528	1,560	26,129	27,689	(5,020)	2006	9/1/2015	40
New Albany Medical Center	New Albany, OH	—	1,600	8,505	2,569	1,600	11,074	12,674	(2,508)	2005	9/9/2015	37
Fountain Hills Medical Campus	Fountain Hills, AZ	—	2,593	7,635	1,077	2,593	8,712	11,305	(1,814)	1995	9/30/2015	39
Fairhope MOB	Fairhope, AL	—	640	5,227	1,655	640	6,882	7,522	(1,579)	2005	10/13/2015	38
Foley MOB	Foley, AL	—	365	732	—	365	732	1,097	(155)	1997	10/13/2015	40
Foley Venture	Foley, AL	—	420	1,118	339	420	1,457	1,877	(386)	2002	10/13/2015	38
North Okaloosa MOB	Crestview, FL	—	190	1,010	—	190	1,010	1,200	(196)	2005	10/13/2015	41
Commons on North Davis	Pensacola, FL	—	380	1,237	—	380	1,237	1,617	(243)	2009	10/13/2015	41
Sorrento Road MOB	Pensacola, FL	—	170	894	5	170	899	1,069	(177)	2010	10/13/2015	41
Panama City Beach MOB	Panama City, FL	—	—	739	26	—	765	765	(140)	2012	10/13/2015	42
Perdido Medical Park	Pensacola, FL	—	100	1,147	—	100	1,147	1,247	(222)	2010	10/13/2015	41
Ft. Walton Beach MOB	Ft. Walton Beach, FL	—	230	914	—	230	914	1,144	(203)	1979	10/13/2015	35
Panama City MOB	Panama City, FL	—	—	661	39	—	700	700	(154)	2003	10/13/2015	38
Pensacola MOB	Pensacola, FL	—	220	1,685	78	220	1,763	1,983	(346)	2001	10/13/2015	39
Arete Surgical Center	Johnstown, CO	—	399	6,667	—	399	6,667	7,066	(1,115)	2013	10/19/2015	45
Cambridge Professional Center	Waldorf, MD	—	590	8,520	897	590	9,417	10,007	(2,122)	1999	10/30/2015	35
HonorHealth - 44th Street MOB	Phoenix, AZ	—	515	3,884	1,354	515	5,238	5,753	(1,612)	1988	11/13/2015	28
Mercy Medical Center	Fenton, MO	—	1,201	6,778	407	1,201	7,185	8,386	(1,332)	1999	12/1/2015	40
8 C1TY Blvd	Nashville, TN	—	1,555	39,713	621	1,555	40,334	41,889	(6,329)	2015	12/17/2015	45
Treasure Coast Center for Surgery	Stuart, FL	—	380	5,064	70	380	5,134	5,514	(865)	2013	2/1/2016	42
Park Nicollet Clinic	Chanhassen, MN	—	1,941	14,555	138	1,941	14,693	16,634	(2,742)	2005	2/8/2016	40
HEB Cancer Center	Bedford, TX	—	—	11,839	11	—	11,850	11,850	(1,978)	2014	2/12/2016	44
Riverview Medical Center	Lancaster, OH	—	1,313	10,243	1,370	1,313	11,613	12,926	(2,577)	1997	2/26/2016	33
St. Luke's Cornwall MOB	Cornwall, NY	—	—	13,017	151	—	13,168	13,168	(2,765)	2006	2/26/2016	35
HonorHealth - Glendale	Glendale, AZ	—	1,770	8,089	—	1,770	8,089	9,859	(1,313)	2015	3/15/2016	45
Columbia MOB	Hudson, NY	—	—	16,550	47	—	16,597	16,597	(3,243)	2006	3/21/2016	35
St Vincent POB 1	Birmingham, AL	—	—	10,172	837	—	11,009	11,009	(5,065)	1975	3/23/2016	15
Emerson Medical Building	Creve Coeur, MO	—	1,590	9,853	324	1,590	10,177	11,767	(2,134)	1989	3/24/2016	35
Eye Associates of NM - Santa Fe	Santa Fe, NM	—	900	6,604	—	900	6,604	7,504	(1,363)	2002	3/31/2016	35
Eye Associates of NM - Albuquerque	Albuquerque, NM	—	1,020	7,832	13	1,020	7,845	8,865	(1,442)	2007	3/31/2016	40
Gardendale Surgery Center	Gardendale, AL	—	200	5,732	—	200	5,732	5,932	(965)	2011	4/11/2016	42
M Health Fairview - Curve Crest	Stillwater, MN	—	409	3,279	—	409	3,279	3,688	(570)	2011	4/14/2016	43
M Health Fairview - Victor Gardens	Hugo, MN	—	572	4,400	70	572	4,470	5,042	(830)	2008	4/14/2016	41
Cardwell Professional Building	Lufkin, TX	—	—	8,348	575	—	8,923	8,923	(1,567)	1999	5/11/2016	42
Dacono Neighborhood Health Clinic	Dacono, CO	—	2,258	2,911	20	2,258	2,931	5,189	(699)	2014	5/11/2016	44

Physicians Realty Trust
Schedule III – Real Estate and Accumulated Depreciation
December 31, 2022
(dollars in thousands)

			Initial Cost to Company			Gross Amount at Which Carried as of Close of Period						
Description	**Location**	**Encumbrances**	**Land**	**Buildings and Improvements**	**Cost Capitalized Subsequent to Acquisitions**	**Land**	**Buildings and Improvements**	**Total (1)**	**Accumulated Depreciation**	**Year Built**	**Date Acquired**	**Life on Which Building Depreciation in Income Statement is Computed**
Grand Island Specialty Clinic	Grand Island, NE	—	102	2,802	202	102	3,004	3,106	(590)	1978	5/11/2016	42
Hot Springs Village Office Building	Hot Springs Village, AR	—	305	3,309	119	305	3,428	3,733	(870)	1988	5/11/2016	30
UofL Health - East	Louisville, KY	—	—	81,248	368	—	81,616	81,616	(12,679)	2003	5/11/2016	45
UofL Health - South	Shepherdsville, KY	—	—	15,861	235	—	16,096	16,096	(3,215)	2005	5/11/2016	39
UofL Health - Plaza I	Louisville, KY	—	—	8,808	707	—	9,515	9,515	(2,009)	1970	5/11/2016	35
UofL Health - Plaza II	Louisville, KY	—	—	5,216	2,557	—	7,773	7,773	(2,750)	1964	5/11/2016	15
UofL Health - OCC	Louisville, KY	—	—	35,703	2,251	—	37,954	37,954	(7,328)	1985	5/11/2016	34
Lexington Surgery Center	Lexington, KY	—	1,229	18,914	675	1,229	19,589	20,818	(4,436)	2000	5/11/2016	30
Medical Arts Pavilion	Lufkin, TX	—	—	6,215	1,155	—	7,370	7,370	(1,660)	2004	5/11/2016	33
Memorial Outpatient Therapy Center	Lufkin, TX	—	—	4,808	100	—	4,908	4,908	(845)	1990	5/11/2016	45
Midlands Two Professional Center	Papillion, NE	—	—	587	1,137	—	1,724	1,724	(779)	1976	5/11/2016	5
Parkview MOB	Little Rock, AR	—	705	4,343	76	705	4,419	5,124	(950)	1988	5/11/2016	35
Peak One ASC	Frisco, CO	—	—	5,763	317	—	6,080	6,080	(1,015)	2006	5/11/2016	44
Physicians Medical Center	Tacoma, WA	—	—	5,862	3,227	—	9,089	9,089	(1,933)	1977	5/11/2016	27
St. Alexius - Minot Medical Plaza	Minot, ND	—	—	26,078	107	—	26,185	26,185	(4,111)	2015	5/11/2016	49
St. Clare Medical Pavilion	Lakewood, WA	—	—	9,005	534	—	9,539	9,539	(2,220)	1989	5/11/2016	33
St. Joseph Medical Pavilion	Tacoma, WA	—	—	11,497	648	—	12,145	12,145	(2,439)	1989	5/11/2016	35
St. Joseph Office Park	Lexington, KY	—	3,722	12,675	5,391	3,722	18,066	21,788	(7,473)	1992	5/11/2016	14
UofL Health - Mary & Elizabeth MOB II	Louisville, KY	—	—	5,587	679	—	6,266	6,266	(1,182)	1979	5/11/2016	34
UofL Health - Mary & Elizabeth MOB III	Louisville, KY	—	—	383	497	—	880	880	(576)	1974	5/11/2016	2
Thornton Neighborhood Health Clinic	Thornton, CO	—	1,609	2,287	1,679	1,609	3,966	5,575	(1,001)	2014	5/11/2016	43
St. Francis MOB	Federal Way, WA	—	—	12,817	74	—	12,891	12,891	(2,579)	1987	6/2/2016	38
Children's Wisconsin - Brookfield	Milwaukee, WI	—	476	4,897	—	476	4,897	5,373	(818)	2016	6/3/2016	45
UofL Health - South MOB	Shepherdsville, KY	—	27	3,827	30	27	3,857	3,884	(638)	2006	6/8/2016	40
Good Samaritan North Annex Building	Kearney, NE	—	—	2,734	—	—	2,734	2,734	(548)	1984	6/28/2016	37
NE Heart Institute Medical Building	Lincoln, NE	—	—	19,738	199	—	19,937	19,937	(2,764)	2004	6/28/2016	47
St. Vincent West MOB	Little Rock, AR	—	—	13,453	—	—	13,453	13,453	(1,939)	2012	6/29/2016	49
Meridan	Englewood, CO	—	1,608	15,774	137	1,608	15,911	17,519	(3,142)	2002	6/29/2016	38
UofL Health - Mary & Elizabeth MOB I	Louisville, KY	—	—	8,774	1,134	—	9,908	9,908	(2,553)	1991	6/29/2016	25
St. Alexius - Medical Arts Pavilion	Bismarck, ND	—	—	12,902	959	—	13,861	13,861	(2,802)	1974	6/29/2016	32
St. Alexius - Mandan Clinic	Mandan, ND	—	708	7,700	283	708	7,983	8,691	(1,356)	2014	6/29/2016	43
St. Alexius - Orthopaedic Center	Bismarck, ND	—	—	13,881	1,188	—	15,069	15,069	(2,629)	1997	6/29/2016	39
St. Alexius - Rehab Center	Bismarck, ND	—	—	5,920	607	—	6,527	6,527	(1,721)	1997	6/29/2016	25
St. Alexius - Tech & Ed	Bismarck, ND	—	—	16,688	418	—	17,106	17,106	(2,998)	2011	6/29/2016	38
Good Samaritan MOB	Kearney, NE	—	—	24,154	2,700	—	26,854	26,854	(3,916)	1999	6/29/2016	45
Lakeside Two Professional Center	Omaha, NE	—	—	13,358	2,115	—	15,473	15,473	(2,634)	2000	6/29/2016	38
Lakeside Wellness Center	Omaha, NE	—	—	10,177	438	—	10,615	10,615	(1,839)	2000	6/29/2016	39
McAuley Center	Omaha, NE	—	1,427	17,020	978	1,427	17,998	19,425	(4,156)	1988	6/29/2016	30
Memorial Health Center	Grand Island, NE	—	—	33,967	3,492	—	37,459	37,459	(6,983)	1955	6/29/2016	35
Missionary Ridge MOB	Chattanooga, TN	—	—	7,223	3,730	—	10,953	10,953	(5,611)	1976	6/29/2016	10
Pilot Medical Center	Birmingham, AL	—	1,419	14,528	99	1,419	14,627	16,046	(2,888)	2005	6/29/2016	35
St. Joseph Medical Clinic	Tacoma, WA	—	—	16,427	599	—	17,026	17,026	(3,616)	1991	6/30/2016	30
Woodlands Medical Arts Center	The Woodlands, TX	—	—	19,168	3,289	—	22,457	22,457	(4,687)	2001	6/30/2016	35
FESC MOB	Tacoma, WA	—	—	12,702	324	—	13,026	13,026	(4,216)	1980	6/30/2016	22
PrairieCare MOB	Maplewood, MN	—	525	3,099	—	525	3,099	3,624	(492)	2016	7/6/2016	45
Springwoods MOB	Spring, TX	—	3,821	14,830	5,029	3,821	19,859	23,680	(4,979)	2015	7/21/2016	44
Unity ASC, Imaging & MOB	West Lafayette, IN	—	960	9,991	—	960	9,991	10,951	(1,945)	2001	8/8/2016	35
Unity Medical Pavilion	West Lafayette, IN	—	1,070	12,454	—	1,070	12,454	13,524	(2,423)	2001	8/8/2016	35
Unity Faith, Hope & Love	West Lafayette, IN	—	280	1,862	—	280	1,862	2,142	(363)	2001	8/8/2016	35
Unity Immediate Care and OCC	West Lafayette, IN	—	300	1,833	—	300	1,833	2,133	(342)	2004	8/8/2016	37
Medical Village at Maitland	Orlando, FL	—	2,393	18,543	367	2,393	18,910	21,303	(2,980)	2006	8/23/2016	44
Tri-State Orthopaedics MOB	Evansville, IN	—	1,580	14,162	—	1,580	14,162	15,742	(2,627)	2004	8/30/2016	37
Maury Regional Health Complex	Spring Hill, TN	—	—	15,619	507	—	16,126	16,126	(2,678)	2012	9/30/2016	41
Spring Ridge Medical Center	Wyomissing, PA	—	28	4,943	23	28	4,966	4,994	(888)	2002	9/30/2016	37
Doctors Community Hospital POB	Lanham, MD	—	—	23,034	143	—	23,177	23,177	(3,044)	2009	9/30/2016	48
Gig Harbor Medical Pavilion	Gig Harbor, WA	—	—	4,791	2,245	—	7,036	7,036	(1,712)	1991	9/30/2016	30
Midlands One Professional Center	Papillion, NE	—	—	14,922	102	—	15,024	15,024	(2,538)	2010	9/30/2016	37
Northwest Michigan Surgery Center	Traverse City, MI	—	2,748	30,005	—	2,748	30,005	32,753	(4,805)	2004	10/28/2016	40
Northeast Medical Center	Fayetteville, NY	—	4,011	25,564	1,003	4,011	26,567	30,578	(5,915)	1998	11/23/2016	33
North Medical Center	Liverpool, NY	—	1,337	18,680	1,056	1,337	19,736	21,073	(3,850)	1989	11/23/2016	35
Cincinnati Eye Institute	Cincinnati, OH	—	2,050	32,546	—	2,050	32,546	34,596	(5,989)	1985	11/23/2016	35
HonorHealth - Scottsdale MOB	Scottsdale, AZ	—	3,340	4,288	5,811	3,340	10,099	13,439	(2,005)	2000	12/2/2016	45

Physicians Realty Trust
Schedule III – Real Estate and Accumulated Depreciation
December 31, 2022
(dollars in thousands)

Description	Location	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisitions	Gross Amount at Which Carried as of Close of Period			Accumulated Depreciation	Year Built	Date Acquired	Life on Which Building Depreciation in Income Statement is Computed
			Land	Buildings and Improvements		Land	Buildings and Improvements	Total (1)				
Fox Valley Hematology & Oncology	Appleton, WI	—	1,590	26,666	—	1,590	26,666	28,256	(3,882)	2015	12/8/2016	44
Flower Mound MOB	Flower Mound, TX	—	1,945	8,312	67	1,945	8,379	10,324	(1,299)	2011	12/16/2016	43
Carrollton MOB	Flower Mound, TX	—	2,183	10,461	120	2,183	10,581	12,764	(1,740)	2002	12/16/2016	40
HonorHealth - Scottsdale IRF	Scottsdale, AZ	—	—	19,331	—	—	19,331	19,331	(2,889)	2000	12/22/2016	42
Orthopedic Associates	Flower Mound, TX	—	2,915	12,791	242	2,915	13,033	15,948	(1,933)	2011	1/5/2017	43
Medical Arts Center at Hartford	Plainville, CT	—	1,499	24,627	932	1,499	25,559	27,058	(3,798)	2015	1/11/2017	44
CareMount Medical - Lake Katrine MOB	Lake Katrine, NY	23,726	1,941	27,434	—	1,941	27,434	29,375	(4,106)	2013	2/14/2017	42
CareMount Medical - Rhinebeck MOB	Rhinebeck, NY	—	869	12,220	—	869	12,220	13,089	(1,907)	1965	2/14/2017	41
Monterey Medical Center	Stuart, FL	—	2,292	13,376	696	2,292	14,072	16,364	(2,294)	2003	3/7/2017	37
Creighton University Medical Center	Omaha, NE	—	—	32,487	—	—	32,487	32,487	(4,028)	2017	3/28/2017	49
Strictly Pediatrics Specialty Center	Austin, TX	—	4,457	62,527	1,189	4,457	63,716	68,173	(9,584)	2006	3/31/2017	40
MedStar Stephen's Crossing	Brandywine, MD	—	1,975	14,810	65	1,975	14,875	16,850	(2,099)	2015	6/16/2017	43
Health Clinic Building	Omaha, NE	—	—	50,177	16	—	50,193	50,193	(5,701)	2017	6/29/2017	49
Family Medical Center	Little Falls, MN	—	—	4,944	9,608	—	14,552	14,552	(1,942)	1990	6/29/2017	30
Craven-Hagan Clinic	Williston, ND	—	—	8,739	1,988	—	10,727	10,727	(1,536)	1984	6/29/2017	40
Chattanooga Heart Institute	Chattanooga, TN	—	—	18,639	1,101	—	19,740	19,740	(3,156)	1993	6/29/2017	37
St. Vincent Mercy Heart and Vascular Center	Hot Springs, AR	—	—	11,688	6	—	11,694	11,694	(1,599)	1998	6/29/2017	45
South Campus MOB	Hot Springs, AR	—	—	13,369	1,208	—	14,577	14,577	(2,002)	2009	6/29/2017	42
St. Vincent Mercy Cancer Center	Hot Springs, AR	—	—	5,090	180	—	5,270	5,270	(828)	2001	6/29/2017	39
St. Joseph Professional Office Building	Bryan, TX	—	—	11,169	588	—	11,757	11,757	(1,477)	1996	6/29/2017	46
St. Vincent Carmel Women's Center	Carmel, IN	—	—	31,720	620	—	32,340	32,340	(3,903)	2014	6/29/2017	48
St. Vincent Fishers Medical Center	Fishers, IN	—	—	62,870	1,694	—	64,564	64,564	(8,356)	2008	6/29/2017	45
Baylor Charles A. Sammons Cancer Center	Dallas, TX	—	—	256,886	2,643	—	259,529	259,529	(33,763)	2011	6/30/2017	43
Orthopedic & Sports Institute of the Fox Valley	Appleton, WI	—	2,003	26,394	100	2,003	26,494	28,497	(3,889)	2005	6/30/2017	40
Clearview Cancer Institute	Huntsville, AL	—	2,736	43,220	246	2,736	43,466	46,202	(7,211)	2006	8/4/2017	34
Northside Cherokee-Town Lake MOB	Atlanta, GA	—	—	30,627	1,667	—	32,294	32,294	(4,718)	2013	8/15/2017	46
HonorHealth - Mesa	Mesa, AZ	—	362	3,059	8	362	3,067	3,429	(422)	2013	8/15/2017	43
Little Falls Orthopedics	Little Falls, MN	—	246	1,977	146	246	2,123	2,369	(665)	1999	8/24/2017	28
Unity Specialty Center	Little Falls, MN	—	—	2,885	998	—	3,883	3,883	(1,446)	1959	8/24/2017	15
Immanuel One Professional Center	Omaha, NE	—	—	16,598	995	—	17,593	17,593	(2,948)	1993	8/24/2017	35
SJRHC Cancer Center	Bryan, TX	—	—	5,065	918	—	5,983	5,983	(920)	1997	8/24/2017	40
St. Vincent Women's Center	Hot Springs, AR	—	—	4,789	225	—	5,014	5,014	(743)	2001	8/31/2017	40
Legends Park MOB & ASC	Midland, TX	—	1,658	24,178	—	1,658	24,178	25,836	(3,108)	2003	9/27/2017	44
Franklin MOB & ASC	Franklin, TN	—	1,001	7,902	—	1,001	7,902	8,903	(1,024)	2014	10/12/2017	42
Eagle Point MOB	Lake Elmo, MN	—	1,011	9,009	8	1,011	9,017	10,028	(1,116)	2015	10/31/2017	48
Edina East MOB	Edina, MN	—	2,360	4,135	772	2,360	4,907	7,267	(993)	1962	10/31/2017	30
Northside Center Pointe	Atlanta, GA	—	—	118,430	9,260	—	127,690	127,690	(21,429)	2009	11/10/2017	31
Gwinnett 500 Building	Lawrenceville, GA	—	—	22,753	1,555	—	24,308	24,308	(2,958)	1995	11/17/2017	45
Hudgens Professional Building	Duluth, GA	—	—	21,779	1,283	—	23,062	23,062	(3,196)	1994	11/17/2017	40
St. Vincent Building	Indianapolis, IN	—	5,854	42,382	5,718	5,854	48,100	53,954	(7,784)	2007	11/17/2017	45
Gwinnett Physicians Center	Lawrenceville, GA	—	—	48,304	1,271	—	49,575	49,575	(5,735)	2010	12/1/2017	47
Apple Valley Medical Center	Apple Valley, MN	—	1,587	14,929	2,875	1,587	17,804	19,391	(3,425)	1974	12/18/2017	33
Desert Cove MOB	Scottsdale, AZ	—	1,689	5,207	—	1,689	5,207	6,896	(739)	1991	12/18/2017	38
Westgate MOB	Glendale, AZ	—	—	13,379	2,101	—	15,480	15,480	(2,482)	2016	12/21/2017	45
M Health Fairview Clinics and Specialty Center - Maplewood	Maplewood, MN	—	3,292	57,390	5,069	3,292	62,459	65,751	(7,218)	2017	1/9/2018	45
Lee's Hill Medical Plaza	Fredericksburg, VA	—	1,052	24,790	592	1,052	25,382	26,434	(3,283)	2006	1/23/2018	40
HMG Medical Plaza	Kingsport, TN	—	—	64,204	—	—	64,204	64,204	(7,983)	2010	4/3/2018	40
Jacksonville MedPlex (Building B)	Jacksonville, FL	—	3,259	5,988	632	3,259	6,620	9,879	(931)	2010	7/26/2018	37
Jacksonville MedPlex (Building C)	Jacksonville, FL	—	2,168	6,467	296	2,168	6,763	8,931	(789)	2010	7/26/2018	40
Northside Medical Midtown	Atlanta, GA	—	—	55,483	8,678	—	64,161	64,161	(6,065)	2018	9/14/2018	50
Doctors United ASC	Pasadena, TX	—	1,603	11,827	—	1,603	11,827	13,430	(980)	2018	4/4/2019	54
Atlanta Medical Condominium Investments	Atlanta, GA	—	4,648	2,201	1,668	4,648	3,869	8,517	(734)	1986	6/28/2019	30
Rockwall II MOB	Rockwall, TX	—	—	19,904	1,190	—	21,094	21,094	(1,802)	2017	7/26/2019	44
Shell Ridge Plaza - Bldg 106	Walnut Creek, CA	—	1,296	9,007	16	1,296	9,023	10,319	(1,070)	1984	9/27/2019	30
Shell Ridge Plaza - Bldg 108	Walnut Creek, CA	—	1,105	2,600	19	1,105	2,619	3,724	(318)	1984	9/27/2019	30
Shell Ridge Plaza - Bldg 110	Walnut Creek, CA	—	1,105	2,786	—	1,105	2,786	3,891	(337)	1984	9/27/2019	30
Shell Ridge Plaza - Bldg 112	Walnut Creek, CA	—	3,097	9,639	8	3,097	9,647	12,744	(1,363)	1984	9/27/2019	25
Shell Ridge Plaza - Bldg 114	Walnut Creek, CA	—	1,392	4,624	—	1,392	4,624	6,016	(429)	1984	9/27/2019	40
ProHealth MOB	Manchester, CT	—	1,032	9,418	2	1,032	9,420	10,452	(857)	2012	10/15/2019	38
Murdock Surgery Center	Port Charlotte, FL	—	1,643	9,527	4	1,643	9,531	11,174	(883)	2006	12/2/2019	35
Westerville MOB	Westerville, OH	—	995	7,713	2,517	995	10,230	11,225	(1,214)	2003	2/28/2020	35

Physicians Realty Trust
Schedule III – Real Estate and Accumulated Depreciation
December 31, 2022
(dollars in thousands)

Description	Location	Encumbrances	Initial Cost to Company — Land	Initial Cost to Company — Buildings and Improvements	Cost Capitalized Subsequent to Acquisitions	Gross Amount at Which Carried as of Close of Period — Land	Gross Amount at Which Carried as of Close of Period — Buildings and Improvements	Total (1)	Accumulated Depreciation	Year Built	Date Acquired	Life on Which Building Depreciation in Income Statement is Computed
TOPA Fort Worth	Fort Worth, TX	—	—	42,753	1,532	—	44,285	44,285	(3,290)	2017	3/16/2020	39
Ascension St. Vincent Cancer Center	Newburgh, IN	—	1,031	16,319	—	1,031	16,319	17,350	(1,119)	2008	9/11/2020	36
Health Center at Easton	Easton, PA	—	952	13,375	80	952	13,455	14,407	(837)	2017	11/23/2020	38
Hartford HealthCare Cancer Center	Manchester, CT	—	1,603	14,487	—	1,603	14,487	16,090	(827)	2017	12/8/2020	39
Sacred Heart Summit Medical Office and ASC	Pensacola, FL	—	2,119	27,334	27	2,119	27,361	29,480	(1,506)	2020	12/18/2020	40
Westerville II MOB	Westerville, OH	—	606	4,133	630	606	4,763	5,369	(337)	2003	12/23/2020	31
AdventHealth Wesley Chapel MOB II	Wesley Chapel, FL	—	—	32,958	5,670	—	38,628	38,628	(1,566)	2021	4/21/2021	40
TOPA Denton	Denton, TX	—	2,256	11,211	—	2,256	11,211	13,467	(501)	2019	6/11/2021	38
Allegheny West Mifflin Medical Building	West Mifflin, PA	—	967	5,930	—	967	5,930	6,897	(337)	1992	8/30/2021	27
Forsgate Cancer Center	Monroe Township, NJ	—	1,986	8,170	—	1,986	8,170	10,156	(436)	1992	8/30/2021	28
Mill Run Medical Center I	Hilliard, OH	—	812	4,597	82	812	4,679	5,491	(231)	1998	8/30/2021	31
Mill Run Medical Center II	Hilliard, OH	—	2,802	15,288	—	2,802	15,288	18,090	(757)	1998	8/30/2021	31
New Britain Medical Building	Plainville, CT	—	1,209	6,798	47	1,209	6,845	8,054	(350)	1998	8/30/2021	29
HonorHealth - Sonoran MOB	Phoenix, AZ	—	—	26,347	2	—	26,349	26,349	(919)	2020	9/23/2021	40
Eden Hill Medical Center	Dover, DE	36,050	—	48,686	546	—	49,232	49,232	(2,576)	2008	10/15/2021	25
HonorHealth - Neuroscience Institute	Scottsdale, AZ	—	—	53,452	8	—	53,460	53,460	(1,752)	2021	10/27/2021	40
University of Florida Health North MOB	Jacksonville, FL	60,000	—	148,419	233	—	148,652	148,652	(4,398)	2015	12/20/2021	38
TGH Brandon Healthplex	Tampa, FL	—	—	66,864	469	—	67,333	67,333	(1,965)	2017	12/20/2021	38
Yulee MOB	Yulee, FL	—	—	17,286	28	—	17,314	17,314	(499)	2020	12/20/2021	39
James Devin Moncus Medical Building	Lafayette, LA	—	—	28,739	44	—	28,783	28,783	(942)	2010	12/20/2021	36
Bay City MOB	Bay City, MI	—	—	31,649	467	—	32,116	32,116	(994)	2016	12/20/2021	36
Beaumont Grosse Pointe MOB	Grosse Pointe, MI	—	—	21,883	316	—	22,199	22,199	(685)	2016	12/20/2021	38
Burns POB	Petoskey, MI	—	—	44,152	1,106	—	45,258	45,258	(1,555)	1993	12/20/2021	32
Beaumont Health & Wellness Center	Rochester Hills, MI	—	—	40,849	457	—	41,306	41,306	(1,312)	2011	12/20/2021	36
Beaumont POB	Sterling Heights, MI	—	—	39,501	540	—	40,041	40,041	(1,373)	2009	12/20/2021	36
Hospital Hill MOB I	Kansas City, MO	—	—	—	—	—	—	—	—	2015	12/20/2021	0
Jackson Baptist Medical Center - Belhaven	Jackson, MS	20,000	—	56,424	271	—	56,695	56,695	(1,817)	2013	12/20/2021	37
Old Bridge Medical Office Building	Old Bridge, NJ	20,000	—	65,290	101	—	65,391	65,391	(2,044)	2014	12/20/2021	36
Saint Vincent MOB	Erie, PA	—	—	39,833	58	—	39,891	39,891	(1,210)	2007	12/20/2021	36
Riverside MOB	Hampton, VA	—	4,808	24,502	43	4,808	24,545	29,353	(1,030)	2007	12/20/2021	29
New Albany Medical Center II	New Albany, OH	—	1,400	23,098	232	1,400	23,330	24,730	(543)	2010	4/26/2022	36
Calko Medical Center	Brooklyn, NY	—	7,685	67,568	49	7,685	67,617	75,302	(525)	2013	9/9/2022	43
		$ 164,929	$241,489	$ 4,538,396	$ 228,521	$241,559	$ 4,766,917	$5,008,476	$ (725,149)			

(1) Excludes acquired lease intangibles.

The aggregate cost for federal income tax purposes of the real estate as of December 31, 2022 is $5.2 billion, with accumulated tax depreciation of $0.8 billion. The cost, net of accumulated depreciation, is approximately $4.4 billion (unaudited).

The cost capitalized subsequent to acquisition is net of dispositions.

The changes in total real estate for the years ended December 31, 2022, 2021, and 2020 are as follows (in thousands):

		Year Ended December 31,				
		2022		2021		2020
Balance as of the beginning of the year	$	4,934,032	$	4,129,562	$	3,979,481
Acquisitions		107,693		856,088		137,434
Additions		41,951		31,731		33,701
Impairment		—		(340)		(4,860)
Real estate held for sale		—		(2,282)		—
Dispositions		(75,200)		(80,727)		(16,194)
Balance as of the end of the year	$	5,008,476	$	4,934,032	$	4,129,562

The changes in accumulated depreciation for the years ended December 31, 2022, 2021, and 2020 are as follows (in thousands):

		Year Ended December 31,				
		2022		2021		2020
Balance as of the beginning of the year	$	594,714	$	492,660	$	382,833
Depreciation		142,225		119,901		113,146
Real estate held for sale		—		318		—
Dispositions		(11,790)		(18,165)		(3,319)
Balance as of the end of the year	$	725,149	$	594,714	$	492,660

Physicians Realty Trust
Schedule IV – Mortgage Loans on Real Estate
December 31, 2022

Description	Interest Rate	Fixed / Variable	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages	Principal Amount of Loans Subject to Delinquent Principal or Interest
						(in thousands)		
First mortgages relating to 1 property located in:								
El Paso, TX	14.0 %	Fixed	2023	(1)	$ —	$ 27,600	$ 28,482	$ —
Davie, FL	5.0 %	Fixed	2023	(1)	—	8,657	8,656	—
Nashville, TN	9.1 %	Fixed	2023	(2)	—	10,000	10,392	—
Roswell, GA	8.0 %	Fixed	2025	(3)	—	4,075	4,084	—
Charlotte, NC	— %	Fixed	— (4)	(5)	—	12,093	13,564	—
Construction loan relating to 1 property located in:								
Fort Worth, TX	6.0 %	Fixed	2023	(1)	—	9,452	9,451	—
					$ —	$ 71,877	$ 74,629	$ —

(1) Interest is due monthly and outstanding principal and accrued interest is due at maturity.
(2) Interest is due semi-annually and outstanding principal and accrued interest is due at maturity.
(3) A portion of interest is due monthly with remaining interest added to the outstanding principal balance.
(4) Principal balance and accrued interest is due on the sale of the mortgaged land, which, as of December 31, 2022, is under contract to be sold.
(5) Monthly interest of 4.75% was added to the outstanding principal. As of October 2022, interest ceased to accrue, and the buyer under contract for sale of the mortgaged land is making monthly payments that are being applied to the outstanding balance and accrued interest.

(in thousands)		Year Ended December 31,	
	2022	2021	2020
Reconciliation of mortgage loans:			
Balance at beginning of year	$ 49,409	$ 66,586	$ 107,676
Additions:			
New mortgage loans	22,732	7,323	10,000
Draws on existing mortgage loans	2,129	—	25,623
Interest added	376	980	802
Total additions	25,237	8,303	36,425
Deductions:			
Collection of principal	—	(10,000)	—
Conversion of loan receivable in connection to the acquisition of investment property	—	(15,500)	(77,464)
Change in reserve for loan losses	(17)	20	(51)
Total deductions	(17)	(25,480)	(77,515)
Balance at end of year	$ 74,629	$ 49,409	$ 66,586

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Physicians Realty Trust

Evaluation of Disclosure Controls and Procedures.

The Trust's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Trust's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this report. Based on such evaluation, the Trust's Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2022, the Trust's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information it is required to disclose in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Trust's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting.

There have been no changes in the Trust's system of internal control over financial reporting during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting.

The Trust's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of the Trust's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that the Trust's internal control over financial reporting was effective as of December 31, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

The effectiveness of the Trust's internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP ("EY"), an independent registered public accounting firm, as stated in their report included in Part II, Item 7 of this Annual Report on Form 10-K.

Limitations on Effectiveness of Controls and Procedures.

In designing and evaluating the disclosure controls and procedures and the Trust's internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and the Trust's internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated herein by reference are "Corporate Governance - Proposal 1: Election of Trustees", "Corporate Governance - Board Composition - Trustee Nominees", "Delinquent Section 16(a) Reports", "Corporate Governance - Board Composition - Trustee Nomination Procedure", "Corporate Governance - Our Board and Committees - Committee Membership and Structure - Audit Committee" and, "Executive Officers" to be included in the Trust's 2023 Proxy Statement, which will be filed with the SEC within 120 days after the end of its fiscal year ended December 31, 2022.

Code of Business Conduct and Ethics

Information regarding our Code of Business Conduct and Ethics is provided in Part I, Item 1 - Business "Available Information" and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference are "Executive Compensation", "Corporate Governance - Non-Employee Trustee Compensation", and "Executive Compensation - Compensation Committee Report" to be included in the Trust's 2023 Proxy Statement, which will be filed with the SEC within 120 days after the end of its fiscal year ended December 31, 2022.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference are "Stock Ownership - Beneficial Ownership of the Company's Securities" and "Stock Ownership - Equity Compensation Plan Information" to be included in the Trust's 2023 Proxy Statement, which will be filed with the SEC within 120 days after the end of its fiscal year ended December 31, 2022.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Incorporated herein by reference are "Stock Ownership - Certain Relationships and Related Party Transactions" and "Corporate Governance - Board Composition - Trustee Independence" to be included in the Trust's 2023 Proxy Statement, which will be filed with the SEC within 120 days after the end of its fiscal year ended December 31, 2022.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference is "Audit Committee Matters - Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm", "Audit Committee Matters - Audit Committee Pre-Approval Policies and Procedures", and "Audit Committee Matters - Fees Paid to Independent Registered Public Accounting Firm" to be included in the Trust's 2023 Proxy Statement, which will be filed with the SEC within 120 days after the end of its fiscal year ended December 31, 2022.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) *Financial Statements*:

	Page
Report of Independent Registered Public Accounting Firm	67
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	69
Consolidated Balance Sheets at December 31, 2022 and 2021	70
Consolidated Statements of Income for the Years Ended December 31, 2022, 2021, and 2020	71
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2022, 2021, and 2020	72
Consolidated Statements of Equity for the Years Ended December 31, 2022, 2021, and 2020	73
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021, and 2020	74
Notes to Consolidated Financial Statements	75

(2) *Financial Statement Schedules*:

Schedule III – Real Estate and Accumulated Depreciation	96
Schedule IV – Mortgage Loans on Real Estate	102

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted because they are not required under the related instructions or are not applicable, or because the required information is shown in the consolidated financial statements or notes thereto.

(3) *Exhibits:*

See the Exhibit Index immediately following the signature page of this report on Form 10-K.

The report of Physicians Realty Trust's independent registered public accounting firm (PCAOB ID:42) with respect to the above-referenced financial statements and their report on internal control over financial reporting are included in Item 8 of this Form 10-K at the page number referenced above. Their consent appears as Exhibit 23 of this Form 10-K.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHYSICIANS REALTY TRUST

Dated: February 24, 2023 | /s/ John T. Thomas
 | John T. Thomas
 | Chief Executive Officer and President
 | (Principal Executive Officer)

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John T. Thomas and Jeffrey N. Theiler and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully and for all intents and purposes as he or she might do or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN T. THOMAS John T. Thomas	Chief Executive Officer and President and Trustee (Principal Executive Officer)	February 24, 2023
/s/ JEFFREY N. THEILER Jeffrey N. Theiler	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 24, 2023
/s/ JOHN W. LUCEY John W. Lucey	Chief Accounting and Administrative Officer (Principal Accounting Officer)	February 24, 2023
/s/ STANTON D. ANDERSON Stanton D. Anderson	Trustee	February 24, 2023
/s/ MARK A. BAUMGARTNER Mark A. Baumgartner	Trustee	February 24, 2023
/s/ ALBERT C. BLACK, JR. Albert C. Black, Jr.	Trustee	February 24, 2023
/s/ WILLIAM A. EBINGER, M.D. William A. Ebinger, M.D.	Trustee	February 24, 2023
/s/ PAMELA J. KESSLER Pamela J. Kessler	Trustee	February 24, 2023
/s/ AVA E. LIAS-BOOKER Ava Lias-Booker	Trustee	February 24, 2023
/s/ TOMMY G. THOMPSON Tommy G. Thompson	Chairman	February 24, 2023
/s/ RICHARD A. WEISS Richard A. Weiss	Trustee	February 24, 2023

EXHIBIT INDEX

Exhibit No.		Title
2.1	(22)	Master Transaction Agreement, dated October 1, 2021, between Physicians Realty L.P. and Landmark Healthcare Companies LLC.
2.2	(23)	First Amendment to Master Purchase Agreement, dated as of December 3, 2021 between Physicians Realty L.P. and Landmark Healthcare Companies LLC
2.3	(23)	Second Amendment to Master Purchase Agreement, dated as of December 8, 2021 between Physicians Realty L.P. and Landmark Healthcare Companies LLC.
2.4	(23)	Letter Agreement dated December 20, 2021 between Physicians Realty L.P. and Landmark Healthcare Companies LLC.
3.1	(1)	Articles of Amendment and Restatement of Physicians Realty Trust
3.2	(2)	Bylaws of Physicians Realty Trust, as amended through February 22, 2017
3.3	(3)	Certificate of Limited Partnership of Physicians Realty L.P.
4.1	(1)	Form of Certificate of Common Shares of Physicians Realty Trust
4.2	(4)	Senior Indenture, dated as of March 7, 2017, among Physicians Realty L.P., Physicians Realty Trust and U.S. Bank National Association, as trustee
4.3	(4)	First Supplemental Indenture, dated as of March 7, 2017, among Physicians Realty L.P., Physicians Realty Trust and U.S. Bank National Association, as trustee
4.4	(4)	Form of 4.300% Senior Notes due 2027 and guarantee thereof (included in Exhibit 4.3)
4.5	(5)	Second Supplemental Indenture, dated as of December 1, 2017, among Physicians Realty L.P., Physicians Realty Trust and U.S. Bank National Association, as trustee
4.6	(5)	Form of 3.950% Senior Notes due 2028 and guarantee thereof (included in Exhibit 4.5)
4.7	(6)	Third Supplemental Indenture, dated as of October 13, 2021, among Physicians Realty L.P., Physicians Realty Trust and U.S. Bank National Association, as trustee
4.8	(6)	Form of 2.625% Senior Note due 2031 and the guarantee thereof (included in Exhibit 4.7)
4.9		Description of Securities*
10.1	(7)	Second Amended and Restated Agreement of Limited Partnership of Physicians Realty L.P., dated February 5, 2015
10.2	(8)	Form of Restricted Shares Award Agreement (Time Vesting)**
10.3	(1)	Form of Indemnification Agreement between Physicians Realty Trust and its trustees and officers
10.4	(9)	Employment Agreement dated as of November 4, 2021 between the Trust and John T. Thomas**
10.5	(9)	Employment Agreement dated as of November 4, 2021 between the Trust and Jeffrey N. Theiler**
10.6	(9)	Employment Agreement dated as of November 4, 2021 between the Trust and John W. Lucey**
10.7	(9)	Employment Agreement dated as of November 4, 2021 between the Trust and Mark D. Theine**
10.8	(9)	Employment Agreement dated as of November 4, 2021 between the Trust and Del Mar Deeni Taylor**
10.9	(9)	Employment Agreement dated as of November 4, 2021 between the Trust and Bradley D. Page**
10.10	(9)	Employment Agreement dated as of November 4, 2021 between the Trust and Daniel M. Klein**
10.11	(9)	Employment Agreement dated as of November 4, 2021 between the Trust and Laurie P. Becker**
10.12	(9)	Employment Agreement dated as of November 4, 2021 between the Trust and Amy M. Hall**
10.13	(10)	Employment Agreement dated as of March 1, 2022 between the Trust and William Mark Dukes**
10.14	(11)	Physicians Realty Trust Incentive Bonus Plan**
10.15	(11)	Form of Restricted Share Award Agreement - Executive (Time Vesting)**
10.16	(11)	Form of Restricted Share Award Agreement - Trustees (Time Vesting)**
10.17	(12)	Physicians Realty Trust 2013 Equity Incentive Plan, as amended and restated effective April 30, 2019**
10.18	(13)	Form of Restricted Share Award Agreement - Executive (Time Vesting)**
10.19	(13)	Form of Restricted Share Unit Award Agreement - Trustees (Time Vesting)**
10.20	(20)	Form of Restricted Share Unit Award Agreement (Performance Units)**
10.21	(21)	Form of Restricted Share Unit Award Agreement for Executives (Time Vesting)**
10.22	(19)	Form of Restricted Share Unit Award Agreement - Trustees (Time Vesting)**
10.23	(21)	Form of Restricted Share Unit Award Agreement (Performance Units)**
10.24		Form of Restricted Share Award Agreement * **

Exhibit No.		Title

10.25 (15) Note Purchase and Guarantee Agreement, dated as of January 7, 2016, among the Operating Partnership, the Trust and each of the purchasers identified therein

10.26 (15) Form of 4.03% Senior Notes, Series A, due January 7, 2023 (included in Exhibit 10.22)

10.27 (15) Form of 4.43% Senior Notes, Series B, due January 7, 2026 (included in Exhibit 10.22)

10.28 (15) Form of 4.57% Senior Notes, Series C, due January 7, 2028 (included in Exhibit 10.22)

10.29 (15) Form of 4.74% Senior Notes, Series D, due January 7, 2031 (included in Exhibit 10.22)

10.30 (16) Note Purchase and Guarantee Agreement, dated as of August 11, 2016, among the Operating Partnership, the Trust and each of the purchasers identified therein

10.31 (16) Form of 4.09% Senior Notes, Series A, due August 11, 2025 (included in Exhibit 10.27)

10.32 (16) Form of 4.18% Senior Notes, Series B, due August 11, 2026 (included in Exhibit 10.27)

10.33 (16) Form of 4.24% Senior Notes, Series C, due August 11, 2027 (included in Exhibit 10.27)

10.34 (16) First Amendment, dated as of August 11, 2016, to the Note Purchase and Guarantee Agreement, dated as of January 7, 2016, among the Operating Partnership, the Trust and the Noteholders, party thereto

10.35 (18) Second Amendment, dated as of November 19, 2018, to the Note Purchase and Guarantee Agreement, dated as of January 7, 2016, among the Operating Partnership, the Trust and the Noteholders party thereto

10.36 (18) First Amendment, dated as of November 19, 2018, to the Note Purchase and Guarantee Agreement, dated as of August 11, 2016, among the Operating Partnership, the Trust and the Noteholders party thereto

10.37 (17) Third Amended and Restated Credit Agreement, dated September 24, 2021, among Physicians Realty L.P., as Borrower, Physicians Realty Trust, as Guarantor, the Lenders party thereto, KeyBank National Association, as Administrative Agent, KeyBanc Capital Markets, Inc., BMO Capital Markets and Citizens Bank, N.A., as Lead Arrangers and Co-Bookrunners, and BMO Capital Markets and Citizens Bank, N.A., as Co-Syndication Agents.

21.1 List of Subsidiaries of the Registrant*

22.1 List of Subsidiary Issuers and Guaranteed Securities*

23.1 Consent of Ernst & Young LLP for Physicians Realty Trust*

24.1 Power of Attorney (included on signature pages)*

31.1 Certification of John T. Thomas, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Physicians Realty Trust*

31.2 Certification of Jeffrey N. Theiler, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Physicians Realty Trust*

32.1 Certification of John T. Thomas and Jeffrey N. Theiler, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) for Physicians Realty Trust*

101.INS This instance document does not appear in the interactive data file because of XBRL tags are embedded within the inline XBRL document.

101.SCH XBRL Extension Schema Document(†)

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document(†)

101.DEF XBRL Taxonomy Extension Definition Linkbase Document(†)

101.LAB XBRL Taxonomy Extension Label Linkbase Document(†)

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document(†)

104.0 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith.

** Indicates a management contract or compensatory plan or arrangement.

† Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement for purposes of Section 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

(1) Incorporated by reference to Amendment No. 2 to the Registrant's Registration Statement on Form S-11 filed with the SEC on June 14, 2013 (File No. 333-188862).

(2) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on February 24, 2017 (File No. 001-36007).

(3)   Incorporated by reference to the Registrant's Registration Statement on Form S-3 filed with the SEC on June 17, 2015 (File No. 333-205034).

(4)   Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on March 7, 2017 (File No. 001-36007).

(5)   Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on December 1, 2017 (File No. 001-36007).

(6)   Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on October 13, 2021 (File No. 001-36007).

(7)   Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on February 6, 2015.

(8)   Incorporated by reference to Amendment No. 3 to the Registrant's Registration Statement on Form S-11 filed with the SEC on June 20, 2013 (File No. 333-188862).

(9)   Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021 (File No. 001-36007).

(10)   Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on May 5, 2022 (File No. 001-36007).

(11)   Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on May 7, 2014 (File No. 001-36007).

(12)   Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on April 30, 2019 (File No. 001-36007).

(13)   Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 12, 2015 (File No. 001-36007).

(14)   Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on June 13, 2016 (File No. 001-36007).

(15)   Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on January 12, 2016 (File No. 001-36007).

(16)   Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on August 11, 2016 (File No. 001-36007).

(17)   Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on September 28, 2021 (File No. 001-36007).

(18)   Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on February 28, 2019 (File No. 001-36007).

(19)   Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2020 (File No. 001-36007).

(20)   Incorporated by reference to the Registrant's Quarterly Report on Form 8-K filed with the SEC on February 28, 2018 (File No. 001-36007).

(21)   Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on February 27, 2020 (File No. 001-36007).

(22)   Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2021 (File No. 001-36007).

(23)   Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on December 21, 2021 (File No. 001-36007).